As filed with the Securities and Exchange Commission on October 11, 1996 Registration No 33-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 OF SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

PACIFIC SELECT EXEC SEPARATE ACCOUNT OF
PACIFIC MUTUAL LIFE INSURANCE COMPANY
(Exact Name of Registrant)

PACIFIC MUTUAL LIFE INSURANCE COMPANY
(Name of Depositor)

700 Newport Center Drive
Newport Beach, California 92660
(Address of Depositor's Principal Executive Offices) (Zip Code)

Diane N. Ledger
Assistant Vice President
Pacific Mutual Life Insurance Company
700 Newport Center Drive
Newport Beach, California 92660
(Name and address of agent for service)

Copies of all communications to:

Jeffrey S. Puretz, Esq.
Dechert Price & Rhoads
1500 K Street, N.W., Suite 500
Washington, D.C.  20005


Approximate Date of Commencement of Proposed Public Offering: As soon as practical after the effective date of the Registration Statement.

Title of securities being registered: Interests in the Separate Account under Pacific Select Estate Maximizer Modified Single Premium Variable Life Insurance Policies.

The Registrant is registering an indefinite number of securities under the Securities Act of 1933 pursuant to Rule 24f-2 under the Investment Company Act of 1940 and will file its Rule 24f-2 Notice for the fiscal year ending December 31, 1996, within the time period required by Section 24 of the Investment Company Act of 1940 and applicable regulations thereunder.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Pacific Select Exec Separate Account of Pacific Mutual Life Insurance Company

CROSS-REFERENCE SHEET

Pursuant to Rule 404(c) of Regulation C under the Securities Act of 1933

(Form N-8B-2 Items required by Instruction as to the Prospectus in Form S-6)

Form N-8B-2                                                      Form S-6
Item Number                                                Heading in Prospectus

1.    (a)   Name of trust                                  Prospectus front cover

      (b)   Title of securities issued                     Prospectus front cover

2.    Name and address of each depositor                   Prospectus front cover

3.    Name and address of trustee                          N/A

4.    Name and address of each principal underwriter       Pacific Mutual Life Insurance
                                                           Company, Distribution of the Policy

5.    State of organization of trust                       Pacific Select Exec Separate Account

6.    Execution and termination of trust agreement         Pacific Select Exec Separate Account

7.    Changes of name                                      N/A

8.    Fiscal year                                          N/A

9.    Litigation                                           N/A

II.   General Description of the Trust and Securities of the Trust

10.   (a)   Registered or bearer securities                The Policy

      (b)   Cumulative or distributive securities          The Policy

      (c)   Conversion, transfer, etc.                     Transfer of Accumulated Value;
                                                           Policy Loans; Surrender; Partial
                                                           Withdrawals

      (d)   Periodic payment plan                          N/A


      (e)   Voting rights                                  Voting of Fund Shares

      (f)   Notice to security holders                     Confirmation Statements and Other
                                                           Reports to Owners

      (g)   Consents required                              Disregard of Voting Instructions;
                                                           Substitution of Investments

      (h)   Other provisions                               The Policy

11.   Type of securities comprising units                  The Policy

12.   Certain information regarding periodic
      payment plan certificates                            N/A

13.   (a)   Load, fees, expenses, etc.                     Charges and Deductions

      (b)   Certain information regarding periodic
            payment plan certificates                      N/A

      (c)   Certain percentages                            Charges and Deductions

      (d)   Certain other profits or benefits              The Policy

      (e)   Certain other profits or benefits              The Policy

      (f)   Ratio of annual charges to income              N/A

14.   Issuance of trust's securities                       The Policy

15.   Receipt and handling of payments from
      purchasers                                           The Policy; Premiums; Additional
                                                           Premium Payments

16.   Acquisition and disposition of underlying
      securities                                           Pacific Select Exec Separate Account;
                                                           The Policy

17.   Withdrawal or redemption                             Transfers of Accumulated Value;
                                                           Policy Loans; Surrender; Partial
                                                           Withdrawals

18.   (a)   Receipt, custody and disposition
            of income                                      The Policy

      (b)   Reinvestment of distributions                  N/A


      (c)     Reserves or special funds                    N/A

      (d)     Schedule of distributions                    N/A

19.   Records, accounts and reports                        Confirmation Statements and
                                                           Other Reports to Owners

20. Certain miscellaneous provisions of trust agreement

      (a)     Amendment                                    N/A

      (b)     Termination                                  N/A

      (c) and (d) Trustee, removal and successor           N/A

      (e) and (f) Depositors, removal and successor        N/A

21.   Loans to securities holders                          Policy Loans

22.   Limitations on liability                             N/A

23.   Bonding arrangements                                 N/A

24.   Other material provisions of trust agreement         N/A

III.  Organizations, Personnel and Affiliated Persons of Depositor

25.   Organization of depositor                            Pacific Mutual Life Insurance Company

26.   Fees received by depositor                           See Items 13(a) and 13(e)

27.   Business of depositor                                Pacific Mutual Life Insurance
                                                           Company

28.   Certain information as to officials and
      affiliated persons of depositor                      More About Pacific Mutual

29.   Voting securities of depositor                       N/A

30.   Persons controlling depositor                        N/A

31.   Payments by depositor for certain services
      rendered to trust                                    N/A


32.   Payments by depositor for certain other services
      rendered to trust                                    N/A

33.   Remuneration of employees of depositor for
      certain services rendered to trust                   Charges and Deductions

34.   Remuneration of other persons for certain
      services rendered to trust                           Charges and Deductions

IV.   Distribution and Redemption of Securities

35.   Distribution of trust's securities by states         N/A

36.   Suspension of sales of trust's securities            N/A

37.   Revocation of authority to distribute                N/A

38.   (a)   Method of distribution                         Distribution of the Policy

      (b)   Underwriting agreements                        Distribution of the Policy

      (c)   Selling agreements                             Distribution of the Policy

39.   (a)   Organization of principal underwriters         See Item 25

      (b)   N.A.S.D. membership of principal
            underwriters                                   See Item 25

40.   Certain fees received by principal underwriters      See Items 13(a) and 13(e)

41.   (a)   Business of each principal underwriter         See Item 27

      (b)   Branch offices of each principal
            underwriter                                    N/A

      (c)   Salesmen of each principal underwriter         N/A

42.   Ownership of trust's securities by certain
      persons                                              N/A

43.   Certain brokerage commissions received by
      principal underwriters                               N/A

44.   (a)   Method of valuation                            Determination of Accumulated Value

      (b)   Schedule as to offering price                  Charges and Deductions


      (c)   Variation in offering price to certain
            persons                                        Charges and Deductions

45.   Suspension of redemption rights                      Surrender

46.   (a)   Redemption valuation                           See Items 10(c) and 10(d)

      (b)   Schedule as to redemption price                Surrender

47.   Maintenance of position in underlying securities     The Pacific Select Fund

V.    Information Concerning the Trustee or Custodian

48.   Organization and regulation of trustee               N/A

49.   Fees and expenses of trustees                        N/A

50.   Trustee's lien                                       N/A

VI.   Information Concerning Insurance of Holders of Securities

51.   Insurance of holders of trust's securities           Pacific Mutual Life Insurance
                                                           Company; The Policy

52.   (a)   Provisions of trust agreement with respect
            to selection or elimination of underlying
            securities                                     Substitution of Investments

      (b)   Transactions involving elimination of
            underlying securities                          Substitution of Investments

      (c)   Policy regarding substitution or
            elimination of underlying securities           See Items 13(a) and 52(a)

      (d)   Fundamental policy not otherwise
            covered                                        N/A

53.   Tax status of the trust                              Federal Income Tax Considerations

VII.  Financial and Statistical Information

54.   Trust's securities during last ten years             N/A

55.   N/A


56.   Certain information regarding periodic payment
      plan certificates                                    Premiums

57.   N/A

58.   N/A

59.   Financial statements (Instruction 1(c) of
      "Instructions as to the Prospectus" of Form S-6)     Financial Statements

                  [LOGO of PACIFIC SELECT ESTATE MAXIMIZER]

                            VARIABLE UNIVERSAL LIFE

                                 PROSPECTUS FOR

                        PACIFIC SELECT ESTATE MAXIMIZER

             MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE POLICY

                                   ISSUED BY

                     PACIFIC MUTUAL LIFE INSURANCE COMPANY

                               DATED
                                     --------------

                             ---------------------

                              PACIFIC SELECT FUND

                               DATED
                                     --------------

                                        PACIFIC SELECT ESTATE MAXIMIZER

                                     MODIFIED SINGLE PREMIUM VARIABLE LIFE
                                                INSURANCE POLICY

[LOGO of PACIFIC SELECT
 ESTATE MAXIMIZER]                  ISSUED BY PACIFIC MUTUAL LIFE INSURANCE
                                                    COMPANY
                                            700 NEWPORT CENTER DRIVE
                                        NEWPORT BEACH, CALIFORNIA 92660
                                                 1-800-800-7681

  This prospectus describes Pacific Select Estate Maximizer--a Modified Single Premium Variable Life Insurance Policy (individually, the "Policy," and collectively, the "Policies") offered by Pacific Mutual Life Insurance Company ("Pacific Mutual," "we," "us," or "our"). The Policy provides lifetime insurance protection on the Insured or Joint Insureds (the "Insureds") named in the Policy so long as the Policy is in force. A Policy may be surrendered for its Cash Surrender Value less any outstanding Policy Debt during the lifetime of the Insured(s). The Policy can be purchased for a minimum initial premium of $10,000; however, if the Insured (Younger Insured if this is a last survivor Policy) is age 70 or over, the minimum initial premium is $50,000. The Policy provides limited flexibility to pay additional premiums.

  Policies can provide insurance protection on the life of one Insured or, as a last survivor Policy, on the lives of two Insureds. A last survivor Policy, for so long as it remains in force, provides a death benefit the proceeds of which are payable when the last surviving Insured dies while the Policy is in force.

  Premium payments may be allocated at the Policy Owner's discretion to one or more of the Investment Options currently available. Each of the fourteen Variable Investment Options ("Variable Account") is a subaccount of our separate account called the Pacific Select Exec Separate Account (the "Separate Account"). Any portion of the premium payments allocated to the Variable Accounts is invested in one or more of the corresponding Portfolios of the Pacific Select Fund (the "Fund"), which are: the Money Market Portfolio, the High Yield Bond Portfolio, the Managed Bond Portfolio, the Government Securities Portfolio, the Growth Portfolio, the Aggressive Equity Portfolio, the Growth LT Portfolio, the Equity Income Portfolio, the Multi-Strategy Portfolio, the Equity Portfolio, the Bond and Income Portfolio, the Equity Index Portfolio, the International Portfolio, and the Emerging Markets Portfolio.

  Accumulated Value allocated to the Variable Accounts will vary based upon the investment performance of the Variable Accounts. No minimum amount of Accumulated Value is guaranteed. A fixed option (the "Fixed Account") is also available to you. The Accumulated Value in the Fixed Account will accrue interest at an interest rate that is guaranteed by Pacific Mutual.

  The death benefit will be the Face Amount of insurance stated in the Policy or, under certain circumstances, a higher amount. After the death of the Insured(s), Pacific Mutual will pay the Beneficiary the death benefit minus any Debt under the Policy.

  The Policies usually will be a type of life insurance policy classified as a modified endowment contract. For information on the tax treatment of modified endowment contracts, see "Federal Income Tax Considerations," on page 23. A Policy may be returned according to the terms of its Free-Look Right (see "Right to Examine a Policy--Free-Look Right," page 19), during which time premium payments allocated to the Separate Account will be invested in the Money Market Variable Account.

  It may not be advantageous to replace existing insurance with the Policy.

  The Contract is titled a "Flexible Premium Variable Life Insurance Policy" in Texas.

  This prospectus generally describes only the portion of the Policy involving the Separate Account. For a brief summary of the Fixed Account, see "The Fixed Account," page 29.

                               ----------------

  THESE SECURITIES HAVE  NOT BEEN APPROVED OR  DISAPPROVED BY THE SECURITIES
    AND  EXCHANGE  COMMISSION  NOR  HAS THE  COMMISSION  PASSED  UPON  THE
      ACCURACY  OR ADEQUACY  OF THIS PROSPECTUS.  ANY REPRESENTATION  TO
         THE CONTRARY IS A CRIMINAL OFFENSE.

                               ----------------

  THIS PROSPECTUS IS ACCOMPANIED BY THE CURRENT PROSPECTUS FOR THE PACIFIC SELECT FUND. BOTH PROSPECTUSES SHOULD BE READ CAREFULLY AND RETAINED FOR FUTURE REFERENCE.

                                 DATE:

                               TABLE OF CONTENTS

                                                                            PAGE
IMPORTANT TERMS............................................................   4
SUMMARY OF THE POLICY......................................................   5
  Purpose of the Policy....................................................   5
  Policy Values............................................................   5
  The Death Benefit........................................................   5
  Premium Features.........................................................   5
  Allocation Options.......................................................   6
  Free-Look Right..........................................................   6
  Surrender and Partial Withdrawal Rights..................................   6
  Policy Loans.............................................................   6
  Policy Charges and Deductions............................................   7
  Fund Annual Expenses After Expense Limitation............................   8
  Tax Treatment of Increases in Accumulated Value..........................   8
  Tax Treatment of Death Benefit...........................................   9
  The Fixed Account........................................................   9
  Contacting Pacific Mutual................................................   9
INFORMATION ABOUT PACIFIC MUTUAL, THE SEPARATE ACCOUNT AND THE FUND........  10
  Pacific Mutual Life Insurance Company....................................  10
  Pacific Select Exec Separate Account.....................................  10
  The Pacific Select Fund..................................................  10
  The Investment Adviser...................................................  12
THE POLICY.................................................................  12
  Application for a Policy.................................................  12
  Premiums.................................................................  12
  Additional Premium Payments..............................................  12
  Allocation of Premiums...................................................  13
  Portfolio Rebalancing....................................................  13
  Dollar Cost Averaging Option.............................................  14
  Transfer of Accumulated Value............................................  14
  Death Benefit............................................................  15
  Policy Values............................................................  16
  Determination of Accumulated Value.......................................  16
  Policy Loans.............................................................  17
  Duration of Contract.....................................................  18
  Surrender................................................................  18
  Partial Withdrawals......................................................  18
  Right to Examine a Policy--Free-Look Right...............................  19
  Lapse....................................................................  19
  Reinstatement............................................................  20
  Last Survivor Policies...................................................  20
CHARGES AND DEDUCTIONS.....................................................  21
  Load from Premiums.......................................................  21
  Surrender Charge.........................................................  21
  Deductions from Accumulated Value........................................  21
  Other Charges............................................................  22
  Guarantee of Certain Charges.............................................  22
  Variations in Charges....................................................  22
OTHER INFORMATION..........................................................  23
  Federal Income Tax Considerations........................................  23
  Charge for Pacific Mutual Income Taxes...................................  26

                                                                            PAGE
  Voting of Fund Shares....................................................  26
  Disregard of Voting Instructions.........................................  27
  Confirmation Statements and Other Reports to Owners......................  27
  Substitution of Investments..............................................  27
  Changes to Comply with Law...............................................  28
PERFORMANCE INFORMATION....................................................  28
THE FIXED ACCOUNT..........................................................  29
  General Description......................................................  29
  Transfers, Surrenders, Withdrawals, and Policy Loans.....................  29
MORE ABOUT THE POLICY......................................................  30
  Ownership................................................................  30
  Beneficiary..............................................................  30
  The Contract.............................................................  30
  Instructions to Pacific Mutual...........................................  30
  Payments.................................................................  31
  Assignment...............................................................  31
  Errors on the Application................................................  31
  Incontestability.........................................................  31
  Payment in Case of Suicide...............................................  31
  Participating............................................................  31
  Policy Illustrations.....................................................  32
  Payment Plan.............................................................  32
  Optional Insurance Benefits..............................................  32
  Life Insurance Retirement Plans..........................................  32
  Risks of Life Insurance Retirement Plans.................................  33
  Distribution of the Policy...............................................  33
MORE ABOUT PACIFIC MUTUAL..................................................  35
  Management...............................................................  35
  State Regulation.........................................................  37
  Telephone Transfer and Loan Privileges...................................  37
  Legal Proceedings........................................................  37
  Legal Matters............................................................  37
  Registration Statement...................................................  37
  Independent Accountants..................................................  38
  Financial Statements.....................................................  38
APPENDIX...................................................................  81
ILLUSTRATIONS..............................................................  82

  THE POLICY IS NOT AVAILABLE IN ALL STATES. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT BE LAWFULLY MADE. NO PERSON IS AUTHORIZED TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN AS CONTAINED IN THIS PROSPECTUS, THE FUND'S PROSPECTUS OR THE STATEMENT OF ADDITIONAL INFORMATION OF THE FUND OR ANY SUPPLEMENT THERETO.

                                IMPORTANT TERMS

Accumulated Value--The total value of the amounts in the Investment Options for the Policy as well as any amount set aside in the Loan Account, including any accrued earned interest, as of any Valuation Date.
Age--An Insured's age as of his or her last birthday as of the Policy Date, increased by the number of complete Policy Years elapsed.
Beneficiary--The person or persons you name in the application or by proper later designation to receive the death benefit proceeds upon the death of the Insured(s).
Cash Surrender Value--The Accumulated Value, less any applicable surrender charge.
Death Benefit--The greater of the Face Amount under a Policy or Accumulated Value multiplied by a specified percentage shown in the Appendix.
Debt--The unpaid loan balance including accrued loan interest.
Face Amount--The minimum death benefit for so long as the Policy remains in force.
Fixed Account--An account that is part of our General Account to which all or a portion of premium payments may be allocated for accumulation at a fixed rate of interest (which may not be less than 3.0%) declared periodically by us.
Free Withdrawal Amount--The lesser of contract earnings under the Policy or 10% of the initial premium. For purposes of determining this amount, earnings under the Policy are Accumulated Value less total premiums paid, plus all prior partial withdrawals deemed to be withdrawals of premium for surrender charge purposes.
General Account--All of our assets other than those allocated to the Separate Account or to any of our other segregated separate accounts.
Guideline Single Premium or Guideline Level Premiums--The maximum amount of premium or premiums that can be paid to qualify a Policy as life insurance for tax purposes as specified in Section 7702 of the Internal Revenue Code.
Home Office--The Policy Benefits and Services Department at Pacific Mutual's main office at 700 Newport Center Drive, Newport Beach, California 92660. Insured or Insured(s)--The person or persons upon whose life the Policy is issued and whose death is the contingency upon which the death benefit proceeds are payable.
Investment Option--A Variable Account or the Fixed Account.
Loan Account--An account to which amounts are transferred from the Variable Accounts and the Fixed Account as collateral for policy loans.
Monthly Payment Date--The day each month on which certain deductions and charges are assessed against the Accumulated Value. The first Monthly Payment Date is the Policy Date.
Net Cash Surrender Value--The Cash Surrender Value less Policy Debt.
Policy Owner, Owner, you, or your--The person or persons who own the Policy. The Policy Owner will be the Insured(s) unless otherwise stated in the application. If your Policy has been absolutely assigned, the assignee becomes the Owner. A collateral assignee is not the Owner.
Policy Date--The date used to determine the Monthly Payment Date, Policy Years, and Policy Monthly, Quarterly, Semi-Annual, and Annual Anniversaries. It is usually the date the initial premium is received at our Home Office. The term "Issue Date" is substituted for Policy Date with respect to Policies issued to residents of the Commonwealth of Massachusetts.
Survivor--In a last survivor Policy, the Insured remaining alive after the first death of the two Insureds that occurs while the last survivor Policy is in force.
Valuation Date--Each date on which the Separate Account is valued, which currently includes each day that the New York Stock Exchange is open for trading and on which our administrative offices are open. The New York Stock Exchange is closed on weekends and on the following holidays: New Year's Day, Presidents' Day, Good Friday, Memorial Day, July Fourth, Labor Day, Thanksgiving, and Christmas. Our administrative offices are normally not open on the following: the Monday before New Year's Day, July Fourth, or Christmas Day if any of those holidays falls on a Tuesday; the Tuesday before Christmas Day if that holiday falls on a Wednesday; the Friday after New Year's Day, July Fourth or Christmas Day if any of these holidays falls on a Thursday; and the Friday after Thanksgiving. If any transaction or event called for under a Policy is scheduled to occur on a day that is not a Valuation Day, such transaction or event will be deemed to occur at the end of the next following Valuation Day unless otherwise specified.
Valuation Period--The period that starts at the close of a Valuation Date and ends at the close of the next succeeding Valuation Date.
Variable Account--A separate account of Pacific Mutual or a subaccount of such a separate account, which is used only to support the variable death benefits and policy values of variable life insurance policies, and the assets of which are segregated from our General Account and our other separate accounts. The Pacific Select Exec Separate Account serves as the funding vehicle for the Policies. The Variable Accounts include the Money Market Variable Account, High-Yield Bond Variable Account, Managed Bond Variable Account, Government Securities Variable Account, Growth Variable Account, Aggressive Equity Variable Account, Growth LT Variable Account, Equity Income Variable Account, Multi-Strategy Variable Account, Equity Variable Account, Bond and Income Variable Account, Equity Index Variable Account, International Variable Account, and Emerging Markets Variable Account.

                             SUMMARY OF THE POLICY

  This summary is intended to provide a brief overview of the more significant aspects of the Policy. Further detail is provided in this prospectus and in the Policy. Unless the context indicates otherwise, the discussion in this summary and the remainder of the prospectus relates to the portion of the Policy involving the Separate Account. The Fixed Account is briefly described under "The Fixed Account," on page 29 and in the Policy.

PURPOSE OF THE POLICY

  The Policy offers you insurance protection on the life of the Insured(s) so long as your Policy is not surrendered or in default beyond the Grace Period. Like traditional fixed life insurance, the Policy provides for a death benefit equal to its Face Amount, accumulation of cash values, and surrender and loan privileges. Unlike traditional fixed life insurance, the Policy offers a choice of investment alternatives and an opportunity for the Policy's Accumulated Value and, under certain circumstances, its death benefit to grow based on investment results.

POLICY VALUES

  You may allocate premium payments among the various Variable Accounts that comprise the Separate Account and which invest in corresponding Portfolios of the Pacific Select Fund. Depending on the investment experience of the selected Variable Accounts, the Accumulated Value may increase or decrease on any day. The death benefit may or may not increase or decrease depending upon several factors, although the death benefit will never decrease below the Face Amount provided your Policy is in force. There is no guarantee that your Policy's Accumulated Value and death benefit will increase. You bear the investment risk on that portion of the Accumulated Value allocated to the Variable Accounts.

  You may also allocate your premium to the Fixed Account, for accumulation at a fixed rate of interest that is declared periodically by Pacific Mutual, and which will be at least 3%. Pacific Mutual guarantees payment of the interest on Accumulated Value in the Fixed Account.

  Your Policy will remain in force unless the Net Cash Surrender Value is insufficient to pay certain charges deducted on each Monthly Payment Date, and a Grace Period expires without sufficient additional premium payments or loan repayments by you.

THE DEATH BENEFIT

  Upon the death of the Insured, or, for a last survivor Policy, upon the death of the Survivor, we will pay to the named Beneficiary death benefit proceeds, which will be the death benefit under your Policy reduced by any Policy Debt. The death benefit will be the greater of the Face Amount under your Policy or the Accumulated Value multiplied by a specified percentage. See "Death Benefit," page 15.

PREMIUM FEATURES

  The Policy can be purchased for a minimum initial premium payment of $10,000, or $50,000 if the Insured's Age (or Younger Insured's Age if this is a last survivor Policy) is 70 or over. In determining the Face Amount, you may elect that the initial premium be equal to 80%, 90% or 100% of the Guideline Single Premium. The Guideline Single Premium is the maximum premium that can be paid for any given Face Amount in order for an insurance policy to qualify as a life insurance contract for tax purposes. The Face Amount in the state of West Virginia may not be less than $25,000. Additional premiums may be paid under certain circumstances. See "Additional Premium Payments," page 12.

  The Policy is not available to insure residents of certain municipalities in Kentucky where premium taxes in excess of 4.0% are imposed.

ALLOCATION OPTIONS

  The Variable Accounts invest in portfolios of a mutual fund, which offers you the opportunity to direct us to invest in diversified portfolios of stocks, bonds, money market instruments, or a combination of these securities, or in securities of foreign issuers. See "The Pacific Select Fund," page 10. The Variable Accounts invest exclusively in shares of corresponding Portfolios of the Pacific Select Fund (the "Fund"), which are the:

      Money Market Portfolio           Equity Income Portfolio
      High Yield Bond Portfolio        Multi-Strategy Portfolio
      Managed Bond Portfolio           Equity Portfolio
      Government Securities Portfolio  Bond and Income Portfolio
      Growth Portfolio                 Equity Index Portfolio
      Aggressive Equity Portfolio      International Portfolio
      Growth LT Portfolio              Emerging Markets Portfolio

  You may choose to allocate premium payments to any of the fourteen Variable Accounts and the Fixed Account. You may transfer Accumulated Value among the Variable Accounts, and, subject to certain limitations, between the Variable Accounts and the Fixed Account. Transfers may be made by telephone if an Authorization for Telephone Requests has been signed and filed at our Home Office. See "Transfer of Accumulated Value," page 14.

FREE-LOOK RIGHT

  You may obtain a full refund of the premium paid if your Policy is returned within 10 days after you receive it (15 days in Colorado and 20 days in North Dakota) (30 days if you reside in California and are age 60 or older) or 45 days after the application for your Policy is signed, whichever is later. However, in Pennsylvania, you have a different Free-Look Right, under which your Policy may be returned only within 10 days after you receive it. Until the Free-Look Transfer Date, premiums will be allocated to the Money Market Variable Account which invests in the Money Market Portfolio of the Fund. See "Allocation of Premiums," page 13.

SURRENDER AND PARTIAL WITHDRAWAL RIGHTS

  You can surrender the Policy during the life of the Insured and receive its Net Cash Surrender Value, which is equal to the Accumulated Value less any outstanding Policy Debt and less any applicable surrender charge.

  Partial withdrawals may be taken beginning on the first Policy Anniversary. The minimum partial withdrawal is $1,000. The amount that can be withdrawn (1) can be no greater than the excess of Cash Surrender Value immediately prior to the withdrawal over Policy Debt divided by 90% and (2) is limited so that after the withdrawal, the Net Cash Surrender Value is at least $10,000. Partial withdrawals will reduce the death benefit under a Policy by an amount proportionate to the reduction in Accumulated Value caused by the partial withdrawal and may reduce the Face Amount. However, decreases in the Face Amount and death benefit will be limited so that the policy complies with the definition of life insurance in the Internal Revenue Code ("IRC"). Upon surrender of a Policy or a partial withdrawal during the first nine Policy Years a surrender charge may be assessed. No surrender charge is imposed on the amount of the first withdrawal in any Policy Year (including a surrender) that does not exceed the Free Withdrawal Amount. Surrender or partial withdrawals may give rise to taxable income to you. See "Federal Income Tax Considerations," page 23.

POLICY LOANS

  You may borrow from us using your Policy as security for the loan. You may borrow up to 50% of Accumulated Value during the first Policy Year, and up to the greater of (1) 100% of your Accumulated Value in the Fixed Account and 90% in the Variable Accounts, and (2) 98% of the excess of the Accumulated Value over twelve times the current monthly deduction thereafter. The maximum amount is reduced by the amount of any existing Debt and any surrender charge that would be imposed if you surrendered your Policy on the date the loan is taken. The minimum loan that can be taken at any time is $500 ($200 in Connecticut, $250 in Oregon). See "Policy Loans," page 17. The amount of any Policy Debt will be subtracted from the death benefit under the Policy, and from your Cash Surrender Value upon surrender. You will pay interest to us on Policy Debt at an annual rate of 6.00% in the first ten Policy Years and 5.00% thereafter. A portion of your Policy Debt may qualify as a Preferred Loan, and will bear interest at 5.25% in the first ten Policy Years, and 4.75% thereafter. Such portion will be redetermined on each policy anniversary.

  When you take a loan, an amount equal to the loan is transferred from your Accumulated Value in the Investment Options to the Loan Account to secure the loans. We will pay interest on amounts in the Loan Account at an annual rate of 4.5%.

  A Policy loan is treated as a distribution from a Policy that is a modified endowment contract and therefore may result in taxable income to you. See "Federal Income Tax Considerations," page 23.

POLICY CHARGES AND DEDUCTIONS

  Load from Premiums

  We do not make any deductions from any premium payment before allocating it to your Accumulated Value.

  Surrender Charge

  As discussed above under "Surrender and Partial Withdrawal Rights," if you surrender your policy or take a partial withdrawal within the first nine Policy Years, a surrender charge may be deducted from Accumulated Value. Approximately twenty-five percent of the Surrender Charge is assessed to compensate Pacific Mutual for premium taxes paid. Approximately seventy-five percent of the Surrender Charge is assessed to compensate Pacific Mutual for sales expenses. The Surrender Charge will not exceed 10% of the initial premium payment.

  Monthly Deductions

  An amount called the monthly deduction is deducted from your Accumulated Value in the Variable Accounts and the Fixed Account beginning on the Policy Date and on each Monthly Payment Date thereafter. The monthly deduction will be assessed to each account in proportion to the Policy's Accumulated Value in each Variable Account and the Fixed Account, unless you specify otherwise in writing. The monthly deduction consists of the following charges:

  --Cost of Insurance Charge: A cost of insurance charge is deducted to compensate us for the cost of providing life insurance coverage for the Insured(s); and

  --Administrative Charge: An administrative charge equal to 0.00025 (0.30% annually) of Accumulated Value in the Variable Accounts and the Fixed Account is assessed. In addition, if Accumulated Value is below $50,000 on any Policy Anniversary Date, a $40 fee is charged on that Monthly Payment Date; and

  --Tax Expense Charge: A charge equal to 0.000333333 (0.40% annually) of the Accumulated Value is assessed to pay applicable state and local premium taxes and federal taxes imposed under Section 848 of the Internal Revenue Code of 1986, as amended (the "Code"). This charge is eliminated after 10 Policy Years; and

  --Mortality and Expense Risk Charge: A charge is assessed to compensate us for mortality and expense risks assumed. This charge is equal to 0.00075 (0.90% annually) of Accumulated Value in the Variable

     Accounts and the Fixed Account. After 10 Policy Years this charge is reduced to 0.000583333 (0.70% annually).

  The operating expenses of the Separate Account are paid by us. The Policy's charges and deductions shown above are specified under the terms of the Policy. For a more complete description of these charges, see "Charges and Deductions," page 21.

FUND ANNUAL EXPENSES AFTER EXPENSE LIMITATION (as a percentage of each Portfolio's average daily net assets)

  Investment advisory fees and operating expenses of the Fund are paid by the Fund. Fund expenses are not specified under the terms of the Policy, and they may vary from year to year.

                                                      ADVISORY  OTHER    TOTAL
                                                        FEE    EXPENSES EXPENSES
                                                      -------- -------- --------
      Money Market Portfolio.........................    .40%    .13%      .53%
      High Yield Bond Portfolio......................    .60%    .17%      .77%
      Managed Bond Portfolio.........................    .60%    .16%      .76%
      Government Securities Portfolio................    .60%    .22%      .82%
      Growth Portfolio...............................    .65%    .14%      .79%
      Aggressive Equity Portfolio....................    .80%    .19%      .99%
      Growth LT Portfolio............................    .75%    .19%      .94%
      Equity Income Portfolio........................    .65%    .18%      .83%
      Multi-Strategy Portfolio.......................    .65%    .19%      .84%
      Equity Portfolio...............................    .65%    .15%      .80%
      Bond and Income Portfolio......................    .60%    .20%      .80%
      Equity Index Portfolio.........................    .25%    .17%      .42%
      International Portfolio........................    .85%    .27%     1.12%
      Emerging Markets Portfolio.....................   1.10%    .25%     1.35%

  The expenses listed for the Fund Portfolios reflect current expenses for the year ending December 31, 1995. The Aggressive Equity and Emerging Markets Portfolios did not begin operations until April 1, 1996 and their estimated "other expenses" reflect the policy adopted by Pacific Mutual as Investment Adviser to the Fund, to waive its fees or otherwise reimburse expenses so that operating expenses (exclusive of advisory fees, additional custodial fees associated with holding foreign securities, foreign taxes on dividends, interest or capital gains, and extraordinary expenses) expressed as a decimal are not greater than 0.0025 of average daily net assets per year. We began this policy in 1989 and intend to continue this policy until at least December 31, 1997, but may discontinue it after that time and any unreimbursed expenses would be reflected in the Policy Owner's Accumulated Value and in some circumstances the death benefit. In the absence of this policy, it is estimated that such expenses for the Emerging Markets Portfolio would exceed this expense cap in 1996. No reimbursement to the Portfolios was necessary for the Fund's fiscal year 1995.

  The Fund's expenses are assessed at the Fund level and are not direct charges against the Variable Accounts or the Policy's Accumulated Value. These expenses are taken into account in computing each Portfolio's per share net asset value, which in turn is used to compute the corresponding Variable Account's Accumulation Unit Value. The Fund's investment advisory fees and operating expenses are more fully described in the Fund's prospectus, which accompanies this Prospectus.

TAX TREATMENT OF INCREASES IN ACCUMULATED VALUE

  The Accumulated Value under the Policy is currently subject to the same federal income tax treatment as the cash value under fixed life insurance. Therefore, generally, you will not be deemed to be in constructive receipt of the Accumulated Value unless and until actual surrender of a Policy or upon making a partial withdrawal or a Policy Loan. Any such distribution may give rise to taxable income to you and may, under certain circumstances, subject you to an additional income tax of 10% of the amount includable in taxable income. For more information on the tax treatment of the Policy and the tax treatment of distributions see "Federal Income Tax Considerations," page 23.

TAX TREATMENT OF DEATH BENEFIT

  The death benefit under the Policy is currently subject to federal income tax treatment consistent with that of fixed life insurance. Therefore, generally the death benefit will be fully excludable from the gross income of the Beneficiary under the IRC. See "Federal Income Tax Considerations," page 23.

THE FIXED ACCOUNT

  You may allocate all or a portion of premium payments and transfer Accumulated Value to the Fixed Account. Amounts allocated to the Fixed Account are held in our General Account. We guarantee that the Accumulated Value allocated to the Fixed Account will be credited interest monthly at a rate equivalent to an effective annual rate of 3%. In addition, we may in our sole discretion pay interest in excess of the guaranteed amount. The initial rate of interest, but no more than 6%, will be guaranteed until the first Policy Anniversary. Interest rates will be effected thereafter on each Policy Anniversary and guaranteed until the next Policy Anniversary. See "The Fixed Account," page 29.

CONTACTING PACIFIC MUTUAL

  All written requests, notices, and forms required by the Policies, and any questions or inquiries should be directed to Pacific Mutual, Policy Benefits and Services Department, at 700 Newport Center Drive, P.O. Box 7500, Newport Beach, California 92658-7500.

     INFORMATION ABOUT PACIFIC MUTUAL, THE SEPARATE ACCOUNT, AND THE FUND

PACIFIC MUTUAL LIFE INSURANCE COMPANY

  Pacific Mutual is a mutual life insurance company organized under the laws of the state of California. We were authorized to conduct business as a life insurance company on January 2, 1868, as Pacific Mutual Life Insurance Company of California, and were reincorporated under our present name on July 22, 1936.

  We offer a complete line of life insurance policies and annuity contracts, as well as financial and retirement services. We are admitted to do business in the District of Columbia, and in all states except New York. As of the end of 1995, we had $44.2 billion of individual life insurance in force and total assets of $17.6 billion. Together with our subsidiaries and affiliated enterprises, we had total assets and funds under management of $116.6 billion. We have been ranked according to assets as the 23rd largest life insurance carrier in the nation for 1995.

  The Principal Underwriter for the Policies is Pacific Mutual Distributors, Inc. ("PMD"). PMD is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a wholly-owned subsidiary of Pacific Mutual.

PACIFIC SELECT EXEC SEPARATE ACCOUNT

  The Pacific Select Exec Separate Account is one of our separate investment accounts used only to support the variable death benefits and policy values of variable life insurance policies. The assets in the Separate Account are kept separate from the assets of our General Account and our other separate accounts. The Separate Account funds other variable life insurance policies issued by Pacific Mutual in addition to the Policies.

  We own the assets in the Separate Account and are required to maintain sufficient assets in the Separate Account to meet anticipated obligations of the Policies funded by the Account. The Separate Account is divided into subaccounts called Variable Accounts. The income, gains, or losses, realized or unrealized, of each Variable Account are credited to or charged against the assets held in the Variable Account without regard to our other income, gains, or losses. Assets in the Separate Account attributable to the reserves and other liabilities under the variable life insurance policies funded by the Separate Account are not chargeable with liabilities arising from any other business that we conduct. We may transfer to our General Account assets which exceed anticipated obligations of the Account. All obligations arising under the Policy are general corporate obligations of Pacific Mutual. We may accumulate in the Account proceeds from Policy charges and investment results applicable to those assets.

  The Separate Account was established under California law by a resolution of our Board of Directors adopted on November 20, 1986. The Separate Account is registered as a unit investment trust with the SEC. Such registration does not involve any supervision by the SEC of the administration or investment practices or policies of the Account.

  Each of the fourteen Variable Accounts invests exclusively in shares of designated Portfolios of the Fund. We may in the future establish additional Variable Accounts within the Separate Account, which may invest in other Portfolios of the Fund or in other securities.

THE PACIFIC SELECT FUND

  The Fund is a diversified, open-end management investment company of the series type. The Fund is registered with the SEC under the Investment Company Act of 1940. The Fund currently offers fourteen separate Portfolios to the Separate Account. Each Portfolio pursues different investment objectives and policies. We purchase the shares of each Portfolio for the corresponding Variable Account at net asset value, i.e., without sales load. All dividends and capital gains distributions received from a Portfolio are automatically reinvested in such Portfolio at net asset value, unless we, on behalf of the Separate Account, elect otherwise. Fund shares will be redeemed by us at their net asset value to the extent necessary to make payments under the Policies.

  Shares of the Fund currently are offered for purchase only to our Separate Accounts and to a separate account of Pacific Corinthian Life Insurance Company, a subsidiary of Pacific Mutual, to serve as an investment medium for variable life insurance policies and for variable annuity contracts issued by us and administered by Pacific Corinthian. Shares of the Fund may also be sold in the future to separate accounts of other insurance companies, both affiliated and not affiliated with us. Investment in the Fund by other separate accounts in connection with variable annuity and variable life insurance contracts may create conflicts. See "MORE ON THE FUND'S SHARES" in the accompanying prospectus of the Fund.

  The chart below summarizes some basic data about each Portfolio of the Fund offered to the Separate Account. There can be no assurance that any Portfolio will achieve its objective. This chart is only a summary. You should read the more detailed information which is contained in the accompanying prospectus of the Fund, including information on the risks associated with the investments and investment techniques of each of the Portfolios.

  THE FUND'S PROSPECTUS ACCOMPANIES THIS PROSPECTUS AND SHOULD BE READ CAREFULLY BEFORE INVESTING.

                                                       PRIMARY INVESTMENTS                    PORTFOLIO
     PORTFOLIO            OBJECTIVE               (UNDER NORMAL CIRCUMSTANCES)                 MANAGER

  Money Market     Current income            Highest quality money market            Pacific Mutual
                   consistent with           instruments
                   preservation of capital
-----------------------------------------------------------------------------------------------------------------
  High-Yield Bond  High level of current     Intermediate and long-term, high-       Pacific Mutual
                   income                    yielding, lower and medium quality
                                             (high risk) fixed-income securities
-----------------------------------------------------------------------------------------------------------------
  Managed Bond     Maximize total return     Investment grade marketable debt        Pacific Investment
                   consistent                securities. Will normally maintain an   Management Company
                   with prudent investment   average portfolio duration of 3-7 years
                   management
-----------------------------------------------------------------------------------------------------------------
  Government       Maximize total return     U.S. Government securities including    Pacific Investment
  Securities       consistent                futures and options thereon and high-   Management Company
                   with prudent investment   grade corporate debt securities. Will
                   management                normally maintain an average portfolio
                                             duration of 3-7 years
-----------------------------------------------------------------------------------------------------------------
  Growth           Growth of capital         Common stock                            Capital Guardian Trust
                                                                                     Company
-----------------------------------------------------------------------------------------------------------------
  Aggressive Eq-   Capital appreciation      Stocks of small- and medium-sized       Columbus Circle Investors
  uity                                       companies
-----------------------------------------------------------------------------------------------------------------
  Growth LT        Long-term growth of       Common stock                            Janus Capital Corporation
                   capital
                   consistent with the
                   preservation
                   of capital
-----------------------------------------------------------------------------------------------------------------
  Equity Income    Long-term growth of       Dividend paying common stock            J.P. Morgan Investment
                   capital                                                           Management Inc.
                   and income
-----------------------------------------------------------------------------------------------------------------
  Multi-Strategy   High total return         Equity and fixed income securities      J.P. Morgan Investment
                                                                                     Management Inc.
-----------------------------------------------------------------------------------------------------------------
  Equity           Capital appreciation      Common stocks and securities            Greenwich Street Advisors
                                             convertible into or exchangeable for    Division of Smith Barney
                                             common stocks                           Mutual Funds Management Inc.
-----------------------------------------------------------------------------------------------------------------
  Bond and Income  High level of current     Investment grade debt securities        Greenwich Street Advisors
                   income                                                            Division of Smith Barney
                   consistent with prudent                                           Mutual Funds Management
                   investment management                                             Inc.
                   and
                   preservation of capital
-----------------------------------------------------------------------------------------------------------------
  Equity Index     Provide investment        Stocks included in the S&P 500          Bankers Trust Company
                   results that
                   correspond to the total
                   return
                   performance of common
                   stocks
                   publicly traded in the
                   U.S.
-----------------------------------------------------------------------------------------------------------------
  International    Long-term capital         Equity securities of corporations       Templeton Investment
                   appreciation              domiciled outside the United States     Counsel, Inc.
-----------------------------------------------------------------------------------------------------------------
  Emerging Mar-    Long-term growth of       Common stocks of companies              Blairlogie Capital
  kets             capital                   domiciled in emerging market            Management
                                             countries

THE INVESTMENT ADVISER

  Pacific Mutual, located at 700 Newport Center Drive, Newport Beach, California 92660, serves as Investment Adviser to each Portfolio of the Fund. We are registered with the SEC as an Investment Adviser. For twelve of the Portfolios, the Investment Adviser and the Fund have engaged other firms to serve as Portfolio Managers which are shown in the chart above.

                                  THE POLICY

  The variable life insurance benefits provided by your Policy are funded through your Accumulated Value in the Pacific Select Exec Separate Account and the Fixed Account. The information included below describes the benefits, features, charges, and other major provisions of the Policy.

APPLICATION FOR A POLICY

  Any person or persons wishing to purchase the Policy may submit an application to us. A Policy can be issued on the life of a single Insured for issue Ages up to and including age 85 and Insureds under a last survivor Policy for issue Ages between 20 and 85, and, in both cases, with evidence of insurability satisfactory to us. The Insured's Age is calculated as of the Insured's last birthday. Acceptance is subject to our underwriting rules, and we reserve the right to request additional information and to reject an application.

  After your Policy is issued, insurance coverage under the Policy will be deemed to have begun as of the Policy Date. Your Policy Date is usually the date the initial premium is received at our Home Office. Your Policy Date is the date used to determine Policy Years, Policy Months, and Policy Monthly, Quarterly, Semi-Annual and Annual Anniversaries. For purposes of determining the Monthly Payment Date for all Policies issued, the Policy Date will never be the 29th, 30th, or 31st of any month.

  Insureds are assigned to underwriting classes which are used in calculating the cost of insurance rates. In assigning Insureds to underwriting classes, we will usually use either simplified or medical underwriting, although other forms of underwriting may be used when deemed appropriate by us.

PREMIUMS

  The minimum initial premium to purchase a Policy is $10,000 if the Insured's issue Age is less than 70 and $50,000 if the Insured's issue Age is greater than 69. If this is a last survivor Policy, the minimum initial premium is based upon the issue Age of the younger Insured. You may elect the initial premium to be 80%, 90% or 100% of the Guideline Single Premium. The Guideline Single Premium is the maximum premium that can be paid for a given Face Amount in order for an insurance policy to qualify as a life insurance contract for tax purposes. If you reside in the state of West Virginia the Face Amount of the Policy must be at least $25,000. We may reduce the minimum initial premium required under certain circumstances, such as for group or sponsored arrangements.

ADDITIONAL PREMIUM PAYMENTS

  You have limited ability to make additional premium payments. Subsequent premium payments of at least $1,000 are permitted under the following circumstances:

  1. an additional premium payment is required to keep the Policy in force (see "Grace Period"); or

  2. the premium payment would not cause total premiums to exceed the premium limits prescribed by the Internal Revenue Service ("IRS") to qualify the Policy as a life insurance contract.

  We reserve the right to require satisfactory evidence of insurability before accepting any additional premium payment that results in an immediate increase in the death benefit. A premium payment would result in an immediate increase in the death benefit if the death benefit under your Policy is, or upon acceptance of the premium would be, greater than the Face Amount. See "Death Benefit." If satisfactory evidence of insurability is not received, the payment, or a portion thereof, may be returned. The Company may require that existing Policy Debt be repaid prior to accepting any additional premium payments.

  All or a portion of a premium payment will be rejected and returned to you if it would exceed the maximum premium limitations prescribed by federal tax law. We also reserve the right to make distributions from your Policy to the extent we deem it necessary to continue to qualify your Policy as life insurance under the IRC.

  If your Policy is issued in exchange for a policy that is not a modified endowment contract, then in order for your Policy to continue to avoid being treated as a modified endowment contract, the sum of the premiums less a portion of any Partial Withdrawals may not exceed the "seven pay premium" limit as defined in the IRC. See "Federal Income Tax Considerations". If we receive any premium payment that we believe, if applied to your Policy in that Policy Year, would cause your Policy to become a modified endowment contract, the portion of the payment that we believe would cause your Policy to become a modified endowment contract will not be applied to your Policy but will be returned to you, unless you have previously notified us that payments that cause your Policy to become a modified endowment contract may be accepted by us and applied to your Policy. However, for premium payments received by us at our Home Office within 20 days before the upcoming Policy Anniversary, we may apply the portion of the premium payment that we believe would cause your Policy to become a modified endowment contract to your Policy on the upcoming Policy Anniversary.

ALLOCATION OF PREMIUMS

  In the application for your Policy, you select the Investment Options to which premium payments will be allocated after the Free-Look Transfer Date. Until the Free-Look Transfer Date, premium payments will be allocated to the Money Market Variable Account, which invests in the Money Market Portfolio of the Fund (except for amounts allocated to the Loan Account to secure a Policy loan). Your Accumulated Value will be automatically allocated according to your instructions contained in the application (or if received more recently, in written instructions) the later of 15 days after the Policy is issued or 45 days after the application is completed (the "Free-Look Transfer Date"). Currently, fourteen Variable Accounts and the Fixed Account are available to you.

  Additional premium payments will be allocated among the Variable Accounts and the Fixed Account according to your most recent instructions. You may change the allocation of payments by submitting a proper written request to our Home Office, or by telephone if an Authorization for Telephone Requests for changes in premium allocation instruction has been completed, signed and filed at our Home Office.

PORTFOLIO REBALANCING

  You may direct us to automatically re-set the percentage of your Accumulated Value allocated to each Variable Account at a predetermined level. This process is called portfolio rebalancing. (The Fixed Account is not available for portfolio rebalancing.) Over time, the variations in each Variable Account's investment results will shift the percentage allocations of your Accumulated Value. The portfolio rebalancing feature will automatically transfer your Accumulated Value among the Variable Accounts back to the preset percentages. Rebalancing can be made quarterly, semi-annually or annually, measured from your Policy Date ("frequency period"). Rebalancing may result in transferring amounts from a Variable Account with relatively higher investment performance to a Variable Account with relatively lower investment performance.

  You may initiate portfolio rebalancing by sending our Home Office a signed, written request in good form or a properly completed Automatic Portfolio Rebalancing form. You must specify the frequency for rebalancing and a beginning date. The first rebalancing will usually occur on your Monthly Payment Date that starts the frequency period you elected and that occurs on or follows the beginning date you elected. If you stop portfolio rebalancing, you must wait 30 days to begin again. Portfolio rebalancing cannot be used with the Dollar Cost Averaging Option.

  We may modify, terminate or suspend the portfolio rebalancing feature at any time.

DOLLAR COST AVERAGING OPTION

  We currently offer an option under which you may dollar cost average your allocations in the Variable Accounts under your Policy by authorizing us to make periodic allocations of Accumulated Value from any one Variable Account to one or more of the other Variable Accounts. Dollar cost averaging is a systematic method of investing in which securities are purchased at regular intervals in fixed dollar amounts so that the cost of the securities gets averaged over time and possibly over various market cycles. The option will result in the allocation of Accumulated Value to one or more Variable Accounts, and these amounts will be credited at the Accumulation Unit values as of the end of the Valuation Dates on which the transfers are processed. Since the value of Accumulation Units will vary, the amounts allocated to a Variable Account will result in the crediting of a greater number of units when the Accumulation Unit value is low and a lesser number of units when the Accumulation Unit value is high. Similarly, the amounts transferred from a Variable Account will result in a debiting of a greater number of units when the Accumulation Unit value is low and a lesser number of units when the Accumulation Unit value is high. Dollar cost averaging does not guarantee profits, nor does it assure that you will not have losses.

  A Dollar Cost Averaging Request form is available upon request. On the form, you must designate the specific dollar amounts or percentage to be transferred, the Variable Account or Accounts to which the transfer will be made, the desired frequency of the transfer, which may be on a monthly, quarterly, semi-annual, or annual basis, and the length of time during which the transfers shall continue or the total amount to be transferred over time.

  To elect the Dollar Cost Averaging Option, your Accumulated Value in the Variable Account from which the Dollar Cost Averaging transfers will be made must be at least $5,000; the Dollar Cost Averaging Request form will not be considered complete until this requirement is met. After we have received and processed a Dollar Cost Averaging Request in proper form at our Home Office, we will transfer Accumulated Value in amounts you designate from the Variable Account from which transfers are to be made to the Variable Account or Accounts you choose. The minimum amount that may be transferred to any one Variable Account is $50. After the Free-Look Period, the first transfer will be effected on your Policy's Monthly, Quarterly, Semi-Annual, or Annual Anniversary, whichever corresponds to the period selected by you, coincident with or next following receipt at our Home Office and processing of a Dollar Cost Averaging Request in proper form, and subsequent transfers will be processed on the following Monthly, Quarterly, Semi-Annual, or Annual Anniversary for so long as you designate until the total amount elected has been transferred, until Accumulated Value in the Variable Account from which transfers are made has been depleted, or until your Policy enters the Grace Period. Amounts periodically transferred under this option will not be subject to any transfer charges that may be imposed by us in the future, except as may be required by applicable law.

  You may instruct us at any time to terminate the option by written request to our Home Office. In that event, the Accumulated Value in the Variable Account from which transfers were being made that has not been transferred will remain in that Variable Account, subject to monthly deductions, unless you instruct otherwise or until your Policy enters the Grace Period. We may discontinue, modify, or suspend the Dollar Cost Averaging Option at any time.

TRANSFER OF ACCUMULATED VALUE

  You may transfer Accumulated Value among the Variable Accounts after the Free-Look Transfer Date upon proper written request to our Home Office. Transfers (other than transfers in connection with the Dollar Cost Averaging Option) may be made by telephone if a properly completed, Authorization for Telephone Requests is on file at our Home Office. Currently, there are no limitations on the number of transfers between Variable Accounts, no minimum amount required for a transfer, nor any minimum amount required to be remaining in a given Variable Account after a transfer (except as required under the Dollar Cost Averaging Option). No transfers are allowed during the Grace Period if the required premium has not been paid. No charges are currently imposed upon such transfers. We reserve the right, however, at a future date to limit the size of transfers and remaining balances, to assess transfer charges, to limit the number and frequency of transfers, and to modify, suspend and/or discontinue telephone transfers.

  Accumulated Value may also be transferred from the Variable Accounts to the Fixed Account, however, such a transfer will only be permitted in the Policy Month preceding a Policy Anniversary, except that you may make such a transfer at any time during the first 18 Policy Months. Transfers from the Fixed Account to the Variable Accounts are restricted as described in "The Fixed Account."

DEATH BENEFIT

  When your Policy is issued, we will determine the initial amount of insurance for the initial premium payment based on the instructions provided in your application. That amount will be shown on the specifications page of the Policy and is called the "Face Amount."

  Upon due proof of the death of the Insured(s), we will pay to your named Beneficiary death benefit proceeds, which will be the death benefit under your Policy reduced by any outstanding Policy Debt (and if in the Grace Period, any overdue charges). The death benefit will be the greater of the Face Amount under your Policy or Accumulated Value multiplied by a specified percentage. The specified percentages vary according to the Age of the Insured, or, in the case of a last survivor Policy, the Youngest Insured, and will be at least equal to the cash value corridor in Section 7702 of the IRC, which addresses the definition of a life insurance policy for tax purposes. A table showing the specified percentages is in the Appendix and in the Policy. Because the specified percentage is applied to your Accumulated Value, an increase in Accumulated Value may increase the death benefit. However, because the death benefit will never be less than the Face Amount, a decrease in Accumulated Value may decrease the death benefit but never below the Face Amount. The following examples illustrate how the death benefit will be determined:

                                   EXAMPLES

                                                             POLICY A  POLICY B
                                                             --------  --------
      Face Amount........................................... $100,000  $100,000
      Insured's Age.........................................       40        40
      Accumulated Value on Date of Death.................... $ 46,500  $ 34,000
      Specified Percentage..................................      250%      250%

  In Policy A, the death benefit equals $116,250, i.e., the greater of $100,000 (the Face Amount) or $116,250 (the Accumulated Value at the date of death of $46,500 multiplied by the specified percentage of 250%). Assuming that there is no outstanding Policy Debt, this amount constitutes the death benefit proceeds that would be paid to the Beneficiary.

  In Policy B, the death benefit is $100,000, i.e., the greater of $100,000 (the Face Amount) or $85,000 (the Accumulated Value of $34,000 multiplied by the specified percentage of 250%).

  If the death benefit is equal to the Guideline Minimum Death Benefit, we reserve the right to reduce the death benefit by requiring Partial Withdrawals be made in order to maintain the net amount at risk at a level that will not exceed three times the death benefit on the Policy Date.

  The Policy is intended to qualify as a life insurance contract under the Internal Revenue Code for Federal tax purposes, and the death benefit under the Policy is intended to qualify for the income tax exclusion under the Internal Revenue Code. If your Policy is issued in exchange for another life insurance policy that was not a modified endowment contract, then unless otherwise specified by you in writing, it is intended that the Policy will not be treated as a modified endowment contract under the Internal Revenue Code. To these ends, the provisions of the Policy, including any other Rider, Benefit, or endorsement, are to be interpreted to ensure such tax qualification and to prevent the Policy from being treated as a modified endowment contract, notwithstanding any other provisions to the contrary.

  If at any time the premiums paid under your policy exceed the amount allowable for such tax qualification, such excess amount shall be removed from the Policy as of the date of its payment, and any appropriate adjustment in the death benefit shall be made as of such date. The excess amount shall be refunded to you no later than 60 days after the end of the applicable Policy Year. The excess amount removed from the Policy and refunded to you may be adjusted for interest or for changes in Accumulated Value attributable to the excess amount. If for some reason this excess amount is not refunded by then, the death benefit under this Policy shall be increased retroactively and prospectively so that at no time is the death benefit ever less than the amount needed to ensure such tax qualification. To the extent that the death benefit as of any time is increased by this provision, appropriate adjustments shall be made retroactively in any cost of insurance charge or supplemental benefits as of that time that are consistent with such an increase.

  If your Policy is issued in exchange for another life insurance policy that was not a modified endowment contract, then at any time the premiums or other amounts paid under the Policy exceed the limit for avoiding modified endowment contract treatment, and you have not specified in writing that such treatment is acceptable to you, such excess amount shall be removed from the Policy as of the date of its payment, and any appropriate adjustment in the Policy's death benefit shall be made as of such date. This excess amount shall be refunded to you no later than 60 days after the end of the applicable Policy Year. The excess amount removed from the Policy and refunded to you may be adjusted for interest or for changes in Accumulated Value attributable to the excess amount. If this excess amount is not refunded by then, the death benefit under your Policy shall be increased retroactively and prospectively to the minimum amount necessary so that at no time is the death benefit ever less than the amount needed to avoid modified endowment contract treatment. To the extent the death benefit as of any time is increased by this provision, appropriate adjustments shall be made, retroactively or otherwise, in any cost of insurance or supplemental benefits as of that time that are consistent with such an increase.

  All calculations of death benefit will be made as of the end of the Valuation Period during which the Insured (or for a last survivor Policy, the Survivor) dies. Death benefit proceeds may be paid to your Beneficiary in a lump sum or under a payment plan offered by us under the Policy. The plan offers monthly income for the lifetime of the Beneficiary with a minimum period of ten years. The Policy should be consulted for details.

POLICY VALUES

  Accumulated Value

  Your Accumulated Value is the sum of the amounts under your Policy held in each Investment Option, as well as the amount set aside in the Loan Account, including any accrued earned interest.

  On each Valuation Date, the portion of your Accumulated Value allocated to any particular Variable Account will be adjusted to reflect the investment experience of that Variable Account. See "Determination of Accumulated Value," described below. On each Monthly Payment Date, a portion of the Accumulated Value allocated to Variable Accounts will be adjusted to reflect the assessment of the Monthly Deduction. No minimum amount of Accumulated Value in the Variable Accounts is guaranteed. You bear the risk for the investment experience of such amounts.

  Cash Surrender Value

  Your Cash Surrender Value of your Policy equals your Accumulated Value less any Surrender Charge. Once the duration of the surrender charge has expired, your Cash Surrender Value will equal your Accumulated Value.

  Net Cash Surrender Value

  Your Net Cash Surrender Value is the Cash Surrender Value minus any outstanding Policy Debt. You can surrender your Policy at any time while the Insured (either Insured if this is a last survivor Policy) is living and receive your Net Cash Surrender Value.

DETERMINATION OF ACCUMULATED VALUE

  Although your Policy's death benefit can never be less than the Face Amount for as long as your Policy is in force, the Policy's Accumulated Value in the Separate Account will vary to a degree that depends upon several factors, including investment performance of the Variable Accounts to which Accumulated Value has been allocated, payment of additional premiums, the amount of any outstanding Policy Debt, any Partial Withdrawals, and the charges assessed in connection with your Policy.

  The amounts allocated to the Variable Accounts will be invested in shares of the corresponding Portfolios of the Fund. The investment performance of each Variable Account will reflect increases or decreases in the net asset value per share of the corresponding Portfolio and any dividends or distributions declared by a Portfolio.

  Assets in the Variable Accounts are divided into accumulation units, which are a measure of value used for bookkeeping purposes. When you allocate premiums to a Variable Account, your Policy is credited with accumulation units. In addition, other transactions including loans, surrender, partial withdrawals, transfers, and assessment of charges against your Policy affect the number of accumulation units credited to your Policy. The number of units credited or debited in connection with any such transaction is determined by dividing the dollar amount of such transaction by the unit value of the affected Variable Account. The unit value of each Variable Account is determined on each Valuation Date at or about 4:00 p.m. Eastern time. The number of units credited will not change because of subsequent changes in unit value.

  The accumulation unit value of each Variable Account's unit initially was $10. The unit value of a Variable Account on any Valuation Date is calculated by adjusting the unit value from the previous Valuation Date for (1) the investment performance of the Variable Account, which is based upon the investment performance of the corresponding Portfolio of the Fund, (2) any dividends or distributions paid by the corresponding Portfolio, and (3) any charges that may be assessed by us for income taxes attributable to the operation of the Variable Account (which are currently not anticipated).

POLICY LOANS

  You may borrow money from us using your Policy as the only security for the loan by submitting a proper written request to our Home Office. We may in our discretion permit loans to be made by telephone if an Authorization for Telephone Requests has been completed, signed and filed at our Home Office. A loan may be taken any time your Policy is in force. The minimum loan that can be taken at any time is $500, ($200 in Connecticut, $250 in Oregon). The maximum amount that can be borrowed in the first Policy Year is 50% of your Accumulated Value, and thereafter the maximum at any time is the greater of
(1) 100% of your Accumulated Value in the Fixed Account and 90% in the Variable Accounts, and (2) 98% of the excess of the Accumulated Value over twelve times the current monthly deduction. The maximum amount is reduced by any existing Debt and the amount of any Surrender Charge that would be imposed if you surrendered your Policy on the date the loan is taken.

  When you take a loan, an amount equal to the loan is transferred out of your Accumulated Value in the Investment Options into the Loan Account to secure the loan. Unless you request otherwise, loan amounts will be deducted from the Investment Options proportionately.

  The interest rate we charge on loans is 6.00% a year on Policy Debt in the first ten Policy Years and 5.00% thereafter.

  A portion of your Policy Debt may qualify as a Preferred Loan. We charge a lower rate of interest on Preferred Loans. Subject to the limitations described above, the maximum amount available as Preferred Loans is the excess of the Accumulated Value over the premiums paid. We will determine the amount of a loan that is Preferred on the date of the loan, and we will redetermine the total amount of Preferred Loans on each Policy Anniversary. Loan repayments will be considered repayment of Preferred Loans last. We will charge interest on Preferred Loans at an annual rate of 5.25% in the first ten Policy Years, and 4.75% thereafter.

  We will credit interest monthly on amounts held in the Loan Account to secure the loan at an annual rate of 4.5%.

  You may repay all or part of the loan at any time while your Policy is in force. Interest on a loan is accrued daily and is due on each Policy Anniversary for the prior year, or on termination of the Policy. If interest is not paid when due, it will be added to the amount of the loan principal and interest will begin accruing thereon from that date. An amount equal to the loan interest charged will be transferred to the Loan Account from the Variable Accounts and Fixed Account on a proportional basis.

  Unless you request otherwise, any loan repayment will cause an equal amount to be transferred from the Loan Account into the Investment Options in accordance with your current premium allocation instructions. In addition, any interest earned on the amount held in the Loan Account will be transferred to each of the Investment Options in accordance with your current premium allocation instructions on each Policy Anniversary and on full repayment of your Policy Debt.

  While the amount to secure the loan is held in the Loan Account, you forgo the investment experience of the Variable Accounts and the current interest rates of the Fixed Account. Thus, a loan, whether or not repaid, will have a permanent effect on the Policy's values and may have an effect on the amount and duration of the death benefit. If not repaid, your Policy Debt will be deducted from the amount of the death benefit payable upon the death of the Insured (or the Survivor Insured for a last survivor Policy), the Cash Surrender Value paid upon surrender, or the refund of premium upon exercise of the Free-Look Right.

  A loan may affect the length of time your Policy remains in force. Your Policy will lapse when Debt equals or exceeds your Cash Surrender Value and the minimum payment required is not made during the Grace Period. Moreover, your Policy may enter the Grace Period more quickly when a loan is outstanding, because the loaned amount is not available to cover monthly deductions. Additional payments or repayment of a portion of Debt may be required to keep the Policy in force. See "Lapse".

  A loan is treated as a distribution from a Policy that is a modified endowment contract, and therefore may give rise to taxable income to you. For information on the tax treatment of loans, see "Federal Income Tax Considerations."

DURATION OF CONTRACT

  The Policy does not mature. Coverage under a Policy will remain in effect until the Policy is surrendered; until the death of a single Insured or, for a last survivor Policy, the Survivor; or until the Policy lapses.

SURRENDER

  You may surrender your Policy at any time during the life of the Insured(s). The amount received in the event of a full surrender is your Policy's Net Cash Surrender Value, which is equal to your Accumulated Value less outstanding Policy Debt, and applicable surrender charges. Surrender could give rise to taxable income.

PARTIAL WITHDRAWALS

  Partial withdrawals may be taken beginning on the first Policy Anniversary and thereafter. Under this Benefit, you may withdraw a portion of your Net Cash Surrender Value.

  A partial withdrawal must be for at least $1,000. The amount that can be withdrawn (1) can be no greater than the excess of the Cash Surrender Value prior to the withdrawal over the Policy Debt divided by 90% and (2) is limited so that after the withdrawal, your Net Cash Surrender Value is at least $10,000.

  You may make a partial withdrawal by submitting a proper written request to us. As of the effective date of any withdrawal, your Accumulated Value will be reduced by the amount of the withdrawal and any applicable Surrender Charge. The reduction in Accumulated Value will be allocated proportionately to your Accumulated Value in the Investment Options unless you request otherwise. If the Insured(s) dies after the request for a withdrawal is sent to us and prior to the withdrawal being effected, the amount of the withdrawal will be deducted from the death benefit proceeds, which will be determined without taking into account the withdrawal.

  Preferred Withdrawal. A Preferred Withdrawal is a portion of the first withdrawal in any Policy Year. This portion is the lesser of the withdrawal and the Free Withdrawal Amount. No Surrender Charge is imposed on Preferred Withdrawals. Amounts in excess of the Free Withdrawal Amount and any subsequent withdrawals in the same Policy Year may be subject to the Surrender Charge. See "Surrender Charge". If there is no Free Withdrawal Amount at the time of the first withdrawal in a Policy Year, the next withdrawal in the same Policy Year will be considered the first.

  When a partial withdrawal is made, the death benefit under the Policy is decreased by an amount proportionate to the reduction in Accumulated Value caused by the partial withdrawal, and the Face Amount may also be reduced. For example, if you withdraw one-half of your Accumulated Value, the death benefit after the withdrawal will be one-half of the death benefit prior to the withdrawal. If the death benefit prior to a partial withdrawal is the Face Amount, the Face Amount will be reduced by the entire amount of the reduction in death benefit. If the death benefit prior to a partial withdrawal is equal to a Policy's Accumulated Value multiplied by the applicable specified percentage, the Face Amount after the withdrawal will be equal to the new death benefit if the new death benefit is less than the Face Amount prior to the withdrawal, and to the prior Face Amount otherwise. However decreases in the Face Amount and death benefit will be limited so that the Policy complies with the definition of life insurance in the IRC without any additional distribution from the Policy at the time of the withdrawal.

  A partial withdrawal is treated as a distribution from the Policy that may give rise to taxable income to you. See "Federal Income Tax Considerations."


RIGHT TO EXAMINE A POLICY--FREE-LOOK RIGHT


  You have a Free-Look Right, under which your Policy may be returned within 10 days after you receive it (15 days in Colorado and 20 days in North Dakota) (30 days if you are a resident of California and age 60 or older), or within 45 days after you complete the application for insurance, whichever is later. For this purpose, your application is considered complete when you sign it. However, in Pennsylvania, you have a different Free-Look Right, under which your Policy may be returned only within 10 days after you receive it. It can be mailed or delivered to us or our agent. The returned Policy will be treated as if we never issued it and we will promptly refund the full amount of the premium paid. If you have taken a loan during the Free-Look Period, your Policy Debt will be deducted from the amount refunded. Until the Free-Look Transfer Date, premiums will be allocated to the Money Market Variable Account which invests in the Money Market Portfolio of the Fund (except for amounts allocated to the Loan Account to secure a Policy loan). See "Allocation of Premiums."

LAPSE

  Your Policy will lapse only when your Net Cash Surrender Value is insufficient to cover Policy charges on a Monthly Payment Date, and a Grace Period expires without you making a sufficient payment. You must pay during the Grace Period an amount equal to the amount by which your Cash Surrender Value less Policy Debt is less than zero plus a minimum of three times the full charges and deductions due on the Monthly Payment Date when the insufficiency occurred to avoid termination.

  To avoid potential lapse, you may wish to repay a portion of any Policy Debt. If premium payments have not exceeded the maximum permissible premiums, you may wish to make a premium payment.

  If your Net Cash Surrender Value is insufficient to cover the deductions and charges on a Monthly Payment Date, we will deduct the amount available to pay for any portion of the monthly deductions and charges due. Any remaining Accumulated Value in the Variable Accounts will be transferred to the Money Market Variable Account. We will notify you (and any assignee of record) of the payment required to keep the Policy in force. You will then have a "Grace Period" of 61 days, measured from the date the notice is sent, to make the required payment. Your Policy will remain in force through the Grace Period. Failure to make the required payment will result in termination of coverage under your Policy upon expiration of the Grace Period, and your Policy will lapse with no value. If the required payment is made during the Grace Period, any premium paid and any

Accumulated Value in the Money Market Variable Account will be allocated among the Investment Options in accordance with your current premium allocation instructions. Any monthly deductions and charges due will be charged to the Investment Options on a proportionate basis. If the Insured (or Survivor if this is a last survivor Policy) dies during the Grace Period, the death benefit proceeds will equal the amount of the death benefit immediately prior to the commencement of the Grace Period, reduced by any unpaid monthly deductions and charges due and any Policy Debt.

REINSTATEMENT


  We will reinstate a lapsed Policy (but not a Policy which has been surrendered for its Net Cash Surrender Value) at any time within three years after the end of the Grace Period provided we receive the following: (1) your written application; (2) evidence of insurability satisfactory to us; and (3) payment of all monthly charges and deductions that were due and unpaid during the Grace Period, payment of the amount by which Net Cash Surrender Value was less than zero at the beginning of the Grace Period, and payment of a premium at least equal to three times the most recent monthly deduction.

  When your Policy is reinstated, your Accumulated Value will be equal to your Accumulated Value on the date of the lapse, plus any additional premium subject to the following: If your Policy is reinstated after your first Monthly Payment Date following lapse, your Accumulated Value will be reduced by the amount of Policy Debt on the date of lapse and no Policy Debt will exist on the date of the reinstatement. If your Policy is reinstated on or before your Monthly Payment Date next following lapse, any Policy Debt on the date of lapse will also be reinstated. No interest on amounts held in the Loan Account to secure Policy Debt will be paid or credited between lapse and reinstatement. Reinstatement will be effective as of your Monthly Payment Date on or next following the date of our approval, and your Accumulated Value minus Policy Debt will be allocated among the Investment Options in accordance with your current premium allocation instructions.

LAST SURVIVOR POLICIES

  Policies are offered that provide insurance protection, either on the life of one Insured or--as a last survivor Policy--on the lives of two Insureds. A last survivor Policy provides a death benefit the proceeds of which are paid on the death of the Survivor Insured. The other significant differences between single Insured and last survivor Policies are listed below:

  1. The cost of insurance charges under last survivor Policies are different in that they are determined in a manner that reflects the anticipated mortality of the two Insureds. See "Charges and Deductions" and the last survivor illustrations in the "Appendix".

  2. In an application for a last survivor Policy, we require evidence of insurability satisfactory to us for both Insureds.

  3. For a last survivor Policy to be reinstated, both Insureds must be alive on the date of reinstatement.

  4. The Policy provisions regarding misstatement of age or sex, suicide and incontestability apply to both Insureds.

                            CHARGES AND DEDUCTIONS

LOAD FROM PREMIUMS

  We do not make any deductions from the premium payment before allocating it to your Accumulated Value.

SURRENDER CHARGE

  A Surrender Charge may be assessed upon a surrender or a partial withdrawal within the first nine Policy Years. The Surrender Charge is assessed against the portion of the resulting reduction in Accumulated Value considered to be a return of initial premium. For the purpose of determining the Surrender Charge only, a reduction in Accumulated Value upon a surrender or withdrawal will be deemed to be a distribution of earnings from the available Free Withdrawal Amount, if any, first, a return of initial premium next, then a return of additional premium, and a distribution from remaining earnings last. The available Free Withdrawal Amount is the amount available as a Preferred Withdrawal, if any. The Surrender Charge varies with the Policy Year according to the following schedule:

                                     SURRENDER
      TIME OF WITHDRAWAL              CHARGE
      ------------------             ---------
      Policy Year 1-2                   10%
      Policy Year 3                      9%
      Policy Year 4                      8%
      Policy Year 5                      7%
      Policy Year 6                      6%
      Policy Year 7                      5%
      Policy Year 8                      4%
      Policy Year 9                      3%
      Policy Year 10 and thereafter      0%

  In no event will the Surrender Charges imposed exceed the maximum prescribed by state nonforfeiture laws for life insurance.

  Approximately twenty-five percent of the Surrender Charge is assessed to compensate Pacific Mutual for premium taxes. Approximately seventy-five percent is assessed to compensate Pacific Mutual for sales expenses. The Surrender Charge is not assessed against premiums other than the initial premium.

DEDUCTIONS FROM ACCUMULATED VALUE

  The charges described below are deducted from Accumulated Value on the Policy Date, and on each Monthly Payment date thereafter. Each charge will be assessed to the Fixed Account and to each Variable Account in proportion to the Policy's Accumulated Value in that account, unless you specify otherwise in writing.

  Cost of Insurance. A cost of insurance charge is deducted to compensate us for the anticipated cost of paying death benefits under the Policies. We may use any profit derived from this charge for any lawful purpose including the cost of claims processing and investigation.

  The guaranteed maximum cost of insurance charge will be the net amount at risk under the Policy multiplied by the guaranteed maximum cost of insurance rates shown in your Policy. The net amount at risk is the death benefit less the Accumulated Value. For the purpose of this charge, the death benefit is divided by 1.002466 (a discount factor to account for interest deemed to be earned during the month). Guaranteed maximum cost of insurance rates are based on the Age, sex (where permissible), and underwriting classification of the Insured(s). The cost of insurance rates generally increase with the Age of the Insured(s). If your initial premium was 100% of the Guideline Single Premium we may charge less than the guaranteed maximum cost of insurance charge.

  Administrative Charge. We assess an administrative charge of 0.00025 (0.30% annually) of the Accumulated Value in the Variable Accounts and the Fixed Account for administrative expenses. In addition, if the Accumulated Value is less than $50,000 on any Policy Anniversary Date a $40 fee is charged on that Monthly Payment Date.

  The administrative charge is to cover administrative expenses in connection with the Policies, including expenses of underwriting and issuing the Policy, recordkeeping, determining Policy values and benefits, processing death benefit claims, processing withdrawals and transfers, preparing reports to Policy Owners, and overhead costs. We do not expect to profit from this charge.

  Tax Expense Charge. A charge equal to 0.000333333 (0.40% annually) of the Accumulated Value is assessed to pay applicable state and local premium taxes and federal taxes under Section 848 of the Code. This charge is eliminated after 10 Policy Years. The deduction over 10 Policy Years approximates our average expenses for taxes on premiums. Premium taxes vary from state to state, and in some instances, among municipalities. We do not expect to profit from this charge.

  Mortality and Expense Risk Charges. A charge equal to 0.00075 (0.90% annually) of Accumulated Value in the Variable Accounts and the Fixed Account will be assessed to compensate us for mortality and expense risks assumed. After 10 Policy Years, this charge is reduced to 0.000583333% (0.70% annually).

  This charge is made to compensate us for assuming certain mortality and expense risks under the Policies. The mortality risk assumed is that Insureds, as a group, may live for a shorter period of time than estimated and, therefore, the cost of insurance charges specified in the Policy will be insufficient to meet actual claims. The expense risk assumed is that other expenses incurred in issuing and administering the Policies and operating the Separate Account will be greater than the charges assessed for such expenses. We will realize a gain from this charge to the extent it is not needed to provide the mortality benefits and expenses under the Policies, and will realize a loss to the extent the charge is not sufficient. We may use any profit derived from this charge for any lawful purpose, including any distribution expenses not covered by the Surrender Charge.

OTHER CHARGES

  We may charge the Variable Accounts for the federal income taxes incurred by us that are attributable to the Separate Account and its Variable Accounts. No such charge is currently assessed. See "Charge for Pacific Mutual Income Taxes".

  We will bear the operating expenses of the Separate Account. Each Variable Account purchases shares of the corresponding Portfolio of the underlying Fund. The Fund and each of its Portfolios incur certain charges including the investment advisory fee and certain operating expenses. The Fund is governed by its Board of Trustees. The Fund's expenses are not fixed or specified under the terms of the Policy, and they may vary from year to year. The advisory fees and other expenses are more fully described in the prospectus of the Fund.

GUARANTEE OF CERTAIN CHARGES

  We guarantee that certain charges will not increase, including the guaranteed rates for the cost of insurance, the administrative charge, the tax charge, and the charge for mortality and expense risk.

VARIATIONS IN CHARGES

  We may reduce or waive the amount of the Surrender Charge or administrative charges, or other charges for Policies where the expenses associated with the sale of the Policy or the administrative costs associated with the Policy are reduced for reasons such as the amount of the initial premium payment, the amounts of projected premium payments, or that the Policy is sold in connection with a group or sponsored arrangement. We may also reduce or waive these charges on Policies sold to the directors or employees of Pacific Mutual or any of its affiliates or to trustees or any employees of the Fund.

                               OTHER INFORMATION

FEDERAL INCOME TAX CONSIDERATIONS

  The following discussion provides a general description of the federal income tax considerations relating to the Policy. This discussion is based upon our understanding of the present federal income tax laws as they are currently interpreted by the IRS. This discussion is not intended as tax advice. Because of the inherent complexity of such laws and the fact that tax results will vary according to the particular circumstances of the individual involved, tax advice may be needed by a person contemplating the purchase of the Policy. These comments concerning federal income tax consequences are not an exhaustive discussion of all tax questions that might arise with respect to the Policy. Special rules which are not discussed herein may apply in certain situations. Moreover, no representation is made as to the likelihood of continuation of federal income tax or estate tax laws or of the current interpretations by the IRS or the courts. Future legislation may adversely affect the tax treatment of life insurance policies or other tax rules described in this discussion or that relate directly or indirectly to life insurance policies. Finally, these comments do not take into account any considerations relating to state or local income or other taxes which may be involved in the purchase or ownership of the Policy.

  While we believe that the Policy meets the statutory definition of life insurance and hence will receive federal income tax treatment consistent with that of fixed life insurance the area of the tax law relating to the definition of life insurance does not explicitly address all relevant issues (including, for example, the treatment of substandard risk Policies). We reserve the right to make changes to the Policy if changes are deemed appropriate by us to attempt to assure qualification of the Policy as a life insurance contract. If a Policy were determined not to qualify as life insurance, the Policy would not provide the tax advantages normally provided by life insurance. The discussion below summarizes the tax treatment of life insurance contracts.

  The death benefit under a Policy should be excludable from the gross income of the Beneficiary under Section 101(a)(1) of the IRC for purposes of the regular federal income tax and you generally should not be deemed to be in constructive receipt of the cash values, including increments thereof, under your Policy until a full or partial surrender thereof, or lapse of your Policy, or until receipt of deemed distributions (including, in the case of a modified endowment contract, policy loans). Prospective Owners that intend to use Policies to fund deferred compensation arrangements for their employees are urged to consult their tax advisers with respect to the tax consequences of such arrangements. Prospective corporate Owners should consult their tax advisers about the treatment of life insurance in their particular circumstances for purposes of the alternative minimum tax applicable to corporations and the environmental tax under IRC section 59A. Changing the Policy Owner may also have tax consequences. Exchanging a Policy for another involving the same Insured generally will not result in the recognition of gain or loss according to Section 1035(a) of the IRC. Changing the Insured under a Policy will, however, not be treated as a tax-free exchange under
Section 1035, but rather as a taxable exchange.

  Diversification Requirements. To comply with regulations under Section 817(h) of the IRC, each Portfolio of the Fund will be required to diversify its investments. For details on these diversification requirements, see "What is the Federal Income Tax Status of the Fund" in the Fund's prospectus.

  The IRS has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the contract owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. In those circumstances, income and gains from the separate account assets would be includable in the variable policy owner's gross income. The Treasury Department also announced, in connection with the issuance of regulations concerning diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor [i.e., the Policy Owner], rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular subaccounts without being treated as owners of the underlying assets." As of the date of this prospectus, no such guidance has been issued.

  The ownership rights under your Policy are similar to, but different in certain respects from, those described by the IRS in rulings in which it was determined that policy owners were not owners of separate account assets. For example, you have additional flexibility in allocating premium payments and Policy Values. These differences could result in you being treated as the owner of your Policy's pro rata portion of the assets of the Separate Account. In addition, we do not know what standards will be set forth, if any, in the regulations or rulings which the Treasury Department has stated it expects to issue. We therefore reserve the right to modify the Policy, as deemed appropriate by us, to attempt to prevent you from being considered the owner of your Policy's pro rata share of the assets of the Separate Account. Moreover, in the event that regulations are adopted or rulings are issued, there can be no assurance that the Portfolio will be able to operate as currently described in the Prospectus, or that the Fund will not have to change any Portfolio's investment objective or investment policies.

  Modified Endowment Contracts. IRC Section 7702A defines a class of insurance contracts referred to as modified endowment contracts. Under this provision, the Policies will be treated for federal tax purposes in one of two ways. It is expected that most of the Policies will be modified endowment contracts.

  A life insurance contract becomes a "modified endowment contract" if, at any time during the first seven contract years, the sum of actual premiums paid exceeds the sum of the "seven-pay premium." Generally, the "seven-pay premium" is the level annual premium, such that if paid for each of the first seven years, will fully pay for all future death and endowment benefits under a contract. For example, if the "seven-pay premium" were $1,000, the maximum premiums that could be paid during the first seven years to avoid "modified endowment" treatment would be $1,000 in the first year; $2,000 through the first two years; and $3,000 through the first three years, etc.

  Pre-death distributions from modified endowment contracts may give rise to taxable income. Upon full surrender of your Policy, you would recognize ordinary income for federal income tax purposes equal to the amount by which the Net Cash Surrender Value plus Debt exceeds the investment in your Policy (usually the premiums paid plus pre-death distributions that were taxable less any premiums previously recovered that were excludable from gross income). Upon partial withdrawals and Policy loans, you would recognize ordinary income to the extent allocable to income (which includes all previously non-taxed gains) on your Policy. The amount allocated to income is the amount by which the Accumulated Value of your Policy exceeds investment in the Policy immediately before the distribution. Under a tax law provision, if two or more policies which are classified as modified endowment contracts are purchased from any one insurance company, including Pacific Mutual, during any calendar year, all such policies will be aggregated for purposes of determining the portion of the pre-death distributions allocable to income on the policies and the portion allocable to investment in the policies.

  If you assign or pledge (or agree to assign or pledge) any portion of the value of a modified endowment contract, such amount or portion generally will be treated as a pre-death distribution.

  The portion of pre-death distributions that are treated as taxable income will also be subject to an additional income tax of 10%, except where the distribution (1) occurs on or after the date on which the taxpayer attains age 59 1/2, (2) is attributable to the taxpayer becoming disabled, or (3) occurs as part of a series of substantially equal (annual or more frequent) periodic payments made for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his or her beneficiary.

  With respect to Policy loans, it is unclear whether interest paid (or accrued by an accrual basis taxpayer) constitutes interest for federal income tax purposes. Tax law provisions may limit the deduction of interest payable on loan proceeds that are used to purchase or carry certain life insurance policies.

  Policies that are Not Modified Endowment Contracts. Policies entered into before June 21, 1988, may not be subject to treatment as modified endowment contracts even though they fail to meet the seven-pay premium test provided that such Policies do not experience a "material change." The definition of "material change" is complex, but, in general, if you do not pay any further premium or institute any changes to the death benefits, there will be no material change. In this connection, an additional premium payment necessary to keep your

Policy in force should not constitute a material change so long as the death benefit under the Policy does not increase. If a Policy that was not a modified endowment contract becomes one, under Treasury Department regulations which may be prescribed, pre-death distributions received in anticipation of a failure of a Policy to meet the seven-pay premium test will be treated as pre-death distributions from a modified endowment contract (and, therefore, will be taxable as described above) even though, at the time of the distribution(s), the Policy was not yet a modified endowment contract. For this purpose, pursuant to the IRC, any distribution made within two years before the Policy is classified as a modified endowment contract shall be treated as being made in anticipation of the Policy's failing to meet the seven-pay premium test.

  Pre-death distributions from Policies that are not modified endowment contracts may also give rise to taxable income. Upon full surrender or maturity of your Policy for its Net Cash Surrender Value, the excess, if any, of the Net Cash Surrender Value plus any outstanding Policy Debt over the cost basis under your Policy will be treated as ordinary income for federal income tax purposes. Your Policy's cost basis will usually equal the premiums paid less any premiums previously recovered in partial withdrawals. Under Section 7702 of the IRC, if a partial withdrawal is accompanied by a reduction in benefits under a life insurance contract, special rules apply to determine whether part or all of the cash received is paid out of the income of the contract and is taxable. Cash distributed to you on partial withdrawals occurring more than 15 years after the Policy Date will be taxable as ordinary income to you to the extent that it exceeds the cost basis under your Policy.

  We also believe that loans received under Policies that are not modified endowment contracts will be treated as Debt of the Owner, and that no part of any loan under the Policy will constitute income to you unless your Policy is surrendered or lapses. However, interest on Policy Debt paid (or accrued by an accrual basis taxpayer) may be deductible. Tax law provisions may limit the deduction of interest payable on loan proceeds that are used to purchase or carry certain life insurance policies.

  Last Survivor Policies. While we believe that last survivor Policies meet the statutory definition of life insurance under Section 7702 of the IRC and hence will receive federal income tax treatment consistent with that of traditional fixed life insurance, the area of the tax law relating to the definition of life insurance does not explicitly address all relevant issues relating to last survivor life insurance policies. We reserve the right to make changes to the last survivor Policy if changes are deemed appropriate by us to attempt to assure qualification of the last survivor Policy as a life insurance contract. If a last survivor Policy were determined not to qualify as life insurance, the Policy would not provide the tax advantages normally provided by life insurance, including the excludability of the death benefit from the gross income of the Beneficiary.

  Other. Another provision of the tax law deals with allowable charges for mortality costs and other expenses that are used in making calculations to determine whether a contract qualifies as life insurance for federal income tax purposes. These calculations must be based upon reasonable mortality charges and other charges reasonably expected to be actually paid. The Treasury Department has issued proposed regulations and is expected to promulgate temporary or final regulations governing reasonableness standards for mortality charges. While we believe under IRS pronouncements currently in effect, that the mortality costs and other expenses used in making calculations to determine whether the Policy qualifies as life insurance meet the current requirements, complete assurance cannot be given that the IRS would necessarily agree. It is possible that future regulations will contain standards that would require us to modify our mortality charges used for the purpose of the calculations in order to retain the qualification of the Policy as life insurance for federal income tax purposes, and we reserve the right to make any such modifications.

  Federal estate and gift and state and local estate, inheritance, and other tax consequences of ownership or receipt of Policy proceeds depend on the jurisdiction and the circumstances of each Owner or Beneficiary.

  For complete information on federal, state, local and other tax considerations, a qualified tax adviser should be consulted.

  Accelerated Living Benefits. An Accelerated Living Benefit Rider is available in connection with the Policy. Benefits under the Accelerated Living Benefit Rider may be taxable. The IRS has issued proposed regulations and is expected to issue final regulations in the near future under which accelerated living benefits that meet the requirements set forth in the regulations can be received without incurring a Federal income tax. The precise requirements which will be incorporated in the final regulations are not known.

  In some cases, there may be a question as to whether a life insurance policy that has an accelerated living benefit rider can meet certain technical aspects of the definition of "life insurance contract" under the Code. The IRS regulations mentioned above are expected to set forth the requirements under which a policy with an accelerated living benefits rider will be deemed to meet the definitional requirements of a life insurance contract. Pacific Mutual reserves the right to (but is not obligated to) modify the Rider to conform with requirements under the final regulations. Owners considering adding an Accelerated Living Benefit Rider or exercising rights under the rider should first consult a qualified tax advisor.

  PACIFIC MUTUAL DOES NOT MAKE ANY GUARANTEE REGARDING THE TAX STATUS OF ANY POLICY.

CHARGE FOR PACIFIC MUTUAL INCOME TAXES

  In the provisions of the IRC on life insurance, variable life insurance is treated in a manner consistent with fixed life insurance. We will periodically review the question of a charge to the Separate Account or a Variable Account for our federal income taxes. A charge may be made for any federal income taxes incurred by us that are attributable to the Separate Account or a Variable Account. This might become necessary if our tax treatment is ultimately determined to be other than what we currently believe it to be, if there are changes made in the federal income tax treatment of variable life insurance at the insurance company level, or if there is a change in our tax status.

  Under current laws, we may incur state and local taxes (in addition to premium taxes) in several states. At present, these taxes are not significant. If there is a material change in applicable state or local tax laws, we reserve the right to charge the Account for such taxes, if any, attributable to the Account.

VOTING OF FUND SHARES

  In accordance with its view of present applicable law, we will exercise voting rights attributable to the shares of each Portfolio of the Fund held in the Variable Accounts at any regular and special meetings of the shareholders of the Fund on matters requiring shareholder voting. We will exercise these voting rights based on instructions received from persons having the voting interest in corresponding Variable Accounts of the Separate Account. However, if the Investment Company Act of 1940 or any regulations thereunder should be amended, or if the present interpretation thereof should change, and as a result we determine that we are permitted to vote the shares of the Fund in its own right, we may elect to do so.

  The Owner is the person having the voting interest under a Policy. Unless otherwise required by applicable law, the number of votes as to which you will have the right to instruct will be determined by dividing your Accumulated Value in a Variable Account by the net asset value per share of the corresponding Portfolio of the Fund. Fractional votes will be counted. The number of votes as to which you will have the right to instruct will be determined as of the date coincident with the date established by the Fund for determining shareholders eligible to vote at the meeting of the Fund. If required by the Securities and Exchange Commission, we reserve the right to determine in a different fashion the voting rights attributable to the shares of the Fund based upon instructions received from Policy Owners. Voting instructions may be cast in person or by proxy.

  Voting rights attributable to your Accumulated Value held in each Variable Account for which no timely voting instructions are received will be voted by us in the same proportion as the voting instructions which are received in a timely manner for all policies participating in that Variable Account. We will also exercise the voting rights from assets in each Variable Account which are not otherwise attributable to Policy Owners, if any, in the same proportion as the voting instructions which are received in a timely manner for all Policies participating in that Variable Account. If we hold shares of a Portfolio in our General Account and/or if any of our non-insurance subsidiaries holds shares of a Portfolio, such shares will be voted in the same proportion as votes cast by the Separate Account and our other separate accounts, in the aggregate.

DISREGARD OF VOTING INSTRUCTIONS

  We may, when required by state insurance regulatory authorities, disregard voting instructions if the instructions require that voting rights be exercised so as to cause a change in the subclassification or investment objective of a Portfolio or to approve or disapprove an investment advisory contract. In addition, we may disregard voting instructions of changes initiated by Policy Owners in the investment policy or the investment adviser (or portfolio manager) of a Portfolio, provided that our disapproval of the change is reasonable and is based on a good faith determination that the change would be contrary to state law or otherwise inappropriate, considering the Portfolio's objectives and purpose, and considering the effect the change would have on us. In the event we do disregard voting instructions, a summary of that action and the reasons for such action will be included in the next report to Owners.

CONFIRMATION STATEMENTS AND OTHER REPORTS TO OWNERS

  We will send you confirmations for premium payments and transfers, loans, loan repayments, loan interest transfers, partial withdrawals, a surrender, and on payment of any death benefit proceeds. Confirmation of scheduled transactions under Dollar Cost Averaging, portfolio rebalancing, and monthly deductions will appear on your quarterly statement.

  A statement will be sent quarterly to you setting forth a summary of the transactions which occurred during the quarter, indicating the death benefit, Accumulated Value, Cash Surrender Value, and any Policy Debt as of the end of each quarter. In addition, the statement will indicate the allocation of Accumulated Value among the Investment Options and any other information required by law.

  You will also be sent an annual report containing financial statements for the Separate Account and an annual and a semiannual report for the Fund which will include a list of the portfolio securities of the Fund, as required by the Investment Company Act of 1940, and/or such other reports as may be required by federal securities laws.

SUBSTITUTION OF INVESTMENTS

  We reserve the right, subject to compliance with the laws as then in effect, to make additions to, deletions from, or substitutions for the securities that are held by the Separate Account or any Variable Account or that the Separate Account or any Variable Account may purchase. If shares of any or all of the Portfolios of the Fund should no longer be available for investment, or if, in the judgment of Pacific Mutual's management, further investment in shares of any or all Portfolios of the Fund should become inappropriate in view of the purposes of the Policies, we may substitute shares of another Portfolio of the Fund or of a different fund for shares already purchased, or to be purchased in the future, under the Policies.

  Where required, we will not substitute any shares attributable to your interest in a Variable Account or the Separate Account without notice or prior approval of the Securities and Exchange Commission and without following the filing or other procedures established by applicable state insurance regulators.

  We also reserve the right to establish additional Variable Accounts of the Separate Account, each of which would invest in a new Portfolio of the Fund, or in shares of another investment company, a portfolio thereof, or suitable investment vehicle, with a specified investment objective. New Variable Accounts may be established when, in our sole discretion, marketing needs or investment conditions warrant, and any new Variable Accounts will be made available to existing Policy Owners on a basis to be determined by us. We may also eliminate one or more Variable Accounts if, in our sole discretion, marketing, tax, or investment conditions so warrant.

  In the event of any such substitution or change, we may, by appropriate endorsement, make such changes in this and other policies as may be necessary or appropriate to reflect such substitution or change. If deemed by us to be in the best interests of persons having voting rights under the Policies, the Separate Account may be operated as a management investment company under the Investment Company Act of 1940 or any other form permitted by law; it may be deregistered under that Act in the event such registration is no longer required; or it may be combined with other separate accounts of Pacific Mutual or an affiliate thereof. Subject to compliance with applicable law, we also may combine one or more Variable Accounts and may establish a committee, board, or other group to manage one or more aspects of the operation of the Separate Account.

CHANGES TO COMPLY WITH LAW

  We reserve the right to make any changes without your consent to the provisions of the Policy to comply with, or give you the benefit of, any Federal or State statute, rule, or regulation, including but not limited to requirements for life insurance contracts under the IRC of the United States or regulations thereunder, or any state statute or regulation.

                            PERFORMANCE INFORMATION

  Performance information for the Variable Accounts or the Fund may appear in advertisements, sales literature, or reports to Policy Owners or prospective purchasers. Performance information in advertisements or sales literature may be expressed in any fashion permitted under applicable law, which may include presentation of a change in a Policy Owner's Accumulated Value attributable to the performance of one or more Variable Accounts, or as a change in a Policy Owner's death benefit. Performance quotations may be expressed as a change in a Policy Owner's Accumulated Value over time or in terms of the average annual compounded rate of return on the Policy Owner's Accumulated Value based upon a hypothetical Policy in which premiums have been allocated to a particular Variable Account over certain period of time that will include one year or from the commencement of operation of the Variable Account. If a Portfolio has been in existence for a longer period of time than its corresponding Variable Account, we may also present hypothetical returns that the Variable Account would have achieved had it invested in its corresponding Portfolio for periods through the commencement of operation of the Portfolio. For the period that a particular Variable Account has been in existence, the performance will be actual performance and not hypothetical in nature. Any such quotation may reflect the deduction of all applicable charges to the Policy including premium load, the cost of insurance, the administrative charge, and the mortality and expense risk charge. The cost of insurance charge varies according to the Insured (or joint Insureds if a last survivor Policy), and therefore the cost of insurance charge reflected in performance for the hypothetical Policy is based on the hypothetical Insured (or joint Insureds) assumed. The quotation may also reflect the deduction of the surrender charge, if applicable, by assuming a surrender at the end of the particular period, although other quotations may simultaneously be given that do no assume a surrender and do not take into account deduction of the surrender charge or other charges.

  Performance information for a Variable Account or a Portfolio of the Fund may be compared, in advertisements, sales literature, and reports to Policy Owners to: (i) other variable life separate accounts, mutual funds, or investment products tracked by research firms, ratings services, companies, publications, or persons who rank separate accounts or investment products on overall performance or other criteria; and (ii) the Consumer Price Index (measure for inflation) to assess the real rate of return from the purchase of a Policy. Reports and promotional literature may also contain our rating or a rating of our claim-paying ability as determined by firms that analyze and rate insurance companies and by nationally recognized statistical rating organizations.

  Performance information for any Variable Account reflects only the performance of a hypothetical Policy whose Accumulated Value is allocated to the Variable Account during a particular time period on which the calculations are based. Performance information should be considered in light of the investment objectives and policies, characteristics and quality of the Portfolio of the Fund in which the Variable Account invests, and the market conditions during the given period of time, and should not be considered as a representation of what may be achieved in the future.

                               THE FIXED ACCOUNT

  You may allocate all or a portion of your premium payments and transfer Accumulated Value to the Fixed Account. Amounts allocated to the Fixed Account become part of our General Account, which supports insurance and annuity obligations. Because of exemptive and exclusionary provisions, interests in the Fixed Account have not been registered under the Securities Act of 1933 and the Fixed Account has not been registered as an investment company under the Investment Company Act of 1940. Accordingly, neither the Fixed Account nor any interest therein is generally subject to the provisions of these Acts and, as a result, the staff of the Securities and Exchange Commission has not reviewed the disclosure in this prospectus relating to the Fixed Account. Disclosures regarding the Fixed Account may, however, be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in the prospectus. For more details regarding the Fixed Account, see the Policy itself.

GENERAL DESCRIPTION

  Amounts allocated to the Fixed Account become part of our General Account. Subject to applicable law, we have sole discretion over the investment of the assets of our General Account.

  You may elect to allocate premium payments to the Fixed Account, the Variable Account, or both. You may also transfer Accumulated Value from the Variable Accounts to the Fixed Account, or from the Fixed Account to the Variable Accounts, subject to the limitations described below. We guarantee that the Accumulated Value in the Fixed Account will be credited with interest at a rate of 0.24663% per month, compounded monthly, for an effective annual rate of 3%. We guarantee that such interest will be paid regardless of our actual investment experience for the Fixed Account. In addition, we may in our sole discretion pay current interest in excess of the 3% guarantee. The initial rate of interest, or 6% if less, will be guaranteed until the first Policy Anniversary. Current interest rates will be effected thereafter on each Policy Anniversary. Once declared for a Policy on a Policy's Anniversary, the current rates are guaranteed for one year until the next Policy Anniversary. The portion of your Accumulated Value in the Loan Account that is used to secure Policy Debt will be credited with interest at a rate of 0.36748% per month, compounded monthly, for an effective annual rate of 4.5%.

  We bear the full investment risk for the Accumulated Value allocated to the Fixed Account.

  The death benefit under the Policy will be determined in the same fashion for an Owner who has Accumulated Value in the Fixed Account as for an Owner who has Accumulated Value in the Variable Accounts.

  The Surrender Charge and the Policy charges, cost of insurance, administrative, tax, and mortality and expense risk, will be the same whether you transfer Accumulated Value to the Fixed Account or to the Variable Accounts. The administrative charges and mortality and expense risk charges will not be assessed against the Loan Account, and any amounts that Pacific Mutual pays for income taxes allocable to the Variable Accounts will not be charged against the Fixed Account. In addition, the investment advisory fees and operating expenses paid by the Fund will not be paid directly or indirectly by you to the extent the Accumulated Value is allocated to the Fixed Account; however, to such extent, you will not participate in the investment experience of the Variable Accounts.

TRANSFERS, SURRENDERS, WITHDRAWALS, AND POLICY LOANS

  Amounts may be transferred from the Variable Accounts to the Fixed Account and from the Fixed Account to the Variable Accounts, subject to the following limitations. You may not make more than one transfer from the Fixed Account to the Variable Accounts in any twelve month period. Further, you may not transfer more than the greater of 25% of your Accumulated Value in the Fixed Account or $5,000 in any year. Currently there is no charge imposed upon transfers; however, we reserve the right to assess such a charge in the future and to impose other limitations on the number of transfers, the amount of transfers, and the amount remaining in the Fixed Account or Variable Accounts after a transfer. Transfers from the Variable Accounts to the Fixed Account may only be made in the Policy Month preceding a Policy Anniversary, except that you may make such a transfer at any time during the first 18 Policy Months. No transfers may be made if the Policy is in the grace period and the required premium has not been paid.

  You may also make full surrenders and partial withdrawals to the same extent as a Policy Owner who has allocated Accumulated Value to the Variable Accounts. See "Surrender"and "Partial Withdrawals". In addition, to the same extent as Policy Owners with Accumulated Value in the Variable Accounts, you may obtain a Policy Loan and borrow up to 100% of your Accumulated Value in the Fixed Account (50% in the first Policy Year) less Policy Debt. See "Policy Loans". Transfers, surrenders, and withdrawals payable from the Fixed Account, and the payment of Policy loans allocated to the Fixed Account may be delayed for up to six months.

                             MORE ABOUT THE POLICY

OWNERSHIP

  The Policy Owner is the individual named as such in the application or in any later change shown in our records. While the Insured is living, the Policy Owner alone has the right to receive all benefits and exercise all rights that the Policy grants or we allow.

  Joint Owners. If more than one person is named as Policy Owner, they are joint Owners. Any Policy transaction requires the signature of all persons named jointly. Unless otherwise provided, if a joint Owner dies, ownership passes to the surviving joint Owner(s). When the last joint Owner dies, ownership passes through that person's estate, unless otherwise provided.

BENEFICIARY

  The Beneficiary is the individual named as such in the application or any later change shown in our records. You may change the Beneficiary at any time during the life of the Insured (or either Insured, if this is a last survivor Policy) by written request on forms provided by us, which must be received by us at our Home Office. The change will be effective as of the date this form is signed. Contingent and/or concurrent Beneficiaries may be designated. You may designate a permanent Beneficiary, whose rights under the Policy cannot be changed without his or her consent. Unless otherwise provided, if no designated Beneficiary is living upon the death of the Insured (or Survivor, if this is a last survivor Policy), you or your estate is the Beneficiary.

  We will pay the death benefit proceeds to the Beneficiary. Unless otherwise provided, in order to receive proceeds at the Insured's (or Survivor's, if this is a last survivor Policy) death, the Beneficiary must be living at the time of the Insured's (or Survivor's) death.

THE CONTRACT

  The Policy is a contract between you and us. The entire contract consists of the Policy, a copy of the initial application, all subsequent applications to change the Policy, any endorsements, any Riders and Benefits and all additional Policy information sections (specification pages) added to the Policy.

INSTRUCTIONS TO PACIFIC MUTUAL

  The effective date of certain notices or of instructions is determined by the date and time on which Pacific Mutual "receives" the notice or instructions. Unless otherwise stated, we "receive" this information only when it arrives "properly completed" at our Home Office. Premium payments after your initial premium payment, loan requests, loan repayments, transfer requests, and withdrawal requests we receive before 4:00 p.m. Eastern time (or the close of the New York Stock Exchange, if earlier) will normally be effective as of the end of Valuation Day that we receive them "properly completed," unless the transaction or event is scheduled to occur on another day. Transactions are effected as of the end of the Valuation Date on which they are effective. "Properly completed" may require, among other things, a signature guarantee or other verification of authenticity. Requests regarding death benefits must be accompanied by both proof of death and instructions regarding payment satisfactory to us. You should call your registered representative or Pacific Mutual if you have questions regarding the required form of a request.

PAYMENTS

  We ordinarily will pay death benefit proceeds, Net Cash Surrender Value on surrender, Partial Withdrawals, and loan proceeds based on allocations made to the Variable Accounts, and will effect a transfer between Variable Accounts or from a Variable Account to the Fixed Account within seven days after we receive all information needed to process a payment or transfer or, if sooner, other period required by law.

  However, we can postpone the calculation or payment of such a payment or transfer of amounts based on investment performance of the Variable Accounts if:

  . The New York Stock Exchange is closed on other than customary weekend and holiday closings or trading on the New York Stock Exchange is restricted as determined by the SEC; or

  . An emergency exists, as determined by the SEC, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to determine the value of the Account's net assets; or

  . The SEC by order permits postponement for the protection of Policy Owners.

ASSIGNMENT

  You may assign a Policy as collateral security for a loan or other obligation. No assignment will bind us unless the original, or a copy, is received and recorded by our Home Office. An assignment does not change the ownership of the Policy. However, after an assignment, the rights of any Owner or Beneficiary will be subject to the assignment. The entire Policy, including any attached option or Rider, Benefit, and Endorsement, will be subject to the assignment. We will rely solely on the assignee's statement as to the amount of the assignee's interest. We will not be responsible for the validity of any assignment. Unless otherwise provided, the assignee may exercise all rights this Policy grants except (a) the right to change the Owner or Beneficiary; and (b) the right to elect a payment option. Assignment of a Policy that is a modified endowment contract may generate taxable income. See "Federal Income Tax Considerations".

ERRORS ON THE APPLICATION

  If the Age of an Insured has been misstated, the death benefit under this Policy will be the greater of that which would be purchased by the original initial premium, using the Guideline Single Premium at issue for the correct Age and the original elected percent of the Guideline Single Premium, or the death benefit derived by multiplying Accumulated Value by the specified percentage for the correct Age.

INCONTESTABILITY

  We may contest the validity of this Policy if any material misstatements are made in the application. However, this Policy will be incontestable after the expiration of the following: the initial Face Amount cannot be contested with respect to an Insured after the Policy has been in force during that Insured's lifetime for two years from the Policy Date.

PAYMENT IN CASE OF SUICIDE

  If the Insured (or either Insured, if this is a last survivor Policy) dies by suicide, while sane or insane, within two years from the Policy Date, we will limit the death benefit proceeds to the premium payments less any Policy Debt and less the amount of any partial withdrawals.

PARTICIPATING

  The Policy is participating and will share in our surplus earnings. However, the current dividend scale is zero and we do not anticipate that dividends will be paid. Any dividends that do become payable will be paid in cash.

POLICY ILLUSTRATIONS

  Upon request, we will send you an illustration of estimated future benefits under the Policy based on both guaranteed and current cost factor assumptions. However, we reserve the right to charge a fee for requests for illustrations in excess of one per Policy Year.

PAYMENT PLAN

  Surrender or withdrawal benefits may be used to purchase a payment plan providing monthly income for the lifetime of the Insured, and death benefit proceeds may be used to purchase a payment plan providing monthly income for the lifetime of the Beneficiary. The monthly payments consisting of proceeds plus interest will be paid in equal installments for at least ten years. The purchase rates for the payment plan are guaranteed not to exceed those shown in the Policy, but current rates that are lower (i.e., providing greater income) may be established by us from time to time. This benefit is not available if the income would be less than $25 a month. Surrender, withdrawal, or death benefit proceeds may be used to purchase any other Payment Plan that we make available at that time.

OPTIONAL INSURANCE BENEFITS

  Subject to certain requirements, you may elect to add an Accelerated Living Benefit Rider at any time while this Policy is in force. This Rider provides Policy Owner access to a portion of the Policy's proceeds if the Insured (or the Survivor Insured in the case of a last survivor Policy) has been diagnosed with a terminal illness resulting in a life expectancy of six months or less (or such other period that may be required by state insurance authorities).

LIFE INSURANCE RETIREMENT PLANS

  Any Policy Owners or applicants who wish to consider using the Policy as a funding vehicle for (non-qualified) retirement purposes may obtain additional information from us. An Owner could pay premiums under a Policy for a number of years, and upon retirement could utilize a Policy's loan and partial withdrawal features to access Accumulated Value as a source of retirement income for a period of time. This use of a Policy does not alter an Owner's rights or our obligations under a Policy; the Policy would remain a life insurance contract that, so long as it remains in force, provides for a death benefit payable when the Survivor dies.

  Ledger illustrations are available upon request that portray how the Policy can be used as a funding mechanism for (non-qualified) retirement plans, referred to herein as "life insurance retirement plans," for individuals. Ledger illustrations provided upon request show the effect on Accumulated Value, Net Cash Surrender Value, and the net death benefit of premiums paid under a Policy and Partial Withdrawals and loans taken for retirement income; or reflecting allocation of premiums to specified Variable Accounts. This information will be portrayed at hypothetical rates of return that are requested. Charts and graphs presenting a comparison of retirement strategies will also be furnished upon request. Any graphic presentations and retirement strategy charts must be accompanied by a corresponding ledger illustration; ledger illustrations must always include or be accompanied by comparable information that is based on guaranteed cost of insurance rates and that presents a hypothetical gross rate of return of 0%. Retirement illustrations will not be furnished with a hypothetical gross rate of return in excess of 12%.

  The hypothetical rates of return in ledger illustrations are illustrative only and should not be interpreted as a representation of past or future investment results. Policy values and benefits shown in the ledger illustrations would be different if the gross annual investment rates of return were different from the hypothetical rates portrayed, if premiums were not paid when due, and loan interest was paid when due. Withdrawals or loans may have an adverse effect on Policy benefits.

RISKS OF LIFE INSURANCE RETIREMENT PLANS

  Using the Policy as a funding vehicle for retirement income purposes presents several risks, including the risk that if the Policy is insufficiently funded in relation to the income stream from the Policy, the Policy can lapse prematurely and result in significant income tax liability to the Owner in the year in which the lapse occurs. Other risks associated with borrowing from the Policy also apply. Loans will be automatically repaid from the gross death benefit at the death of the Survivor, resulting in the estimated payment to the Beneficiary of the net death benefit, which will be less than the gross death benefit and may be less than the Face Amount. Upon surrender, the loan will be automatically repaid, resulting in the payment to you of the Net Cash Surrender Value. Similarly, upon lapse, the loan will be automatically repaid. The automatic repayment of the loan upon lapse or surrender will cause the recognition of taxable income to the extent that Net Cash Surrender Value plus the amount of the repaid loan exceeds your basis in the Policy. Thus, under certain circumstances, surrender or lapse of the Policy could result in tax liability to you. In addition, to reinstate a lapsed Policy, you would be required to make certain payments as described under "Reinstatement". Thus, you should be careful to fashion a life insurance plan so that the Policy will not lapse prematurely under various market scenarios as a result of withdrawals and loans taken from your Policy.

  The Policy will lapse if your Net Cash Surrender Value less Policy Debt is insufficient to cover the current monthly deduction on any Monthly Payment Date, and a grace period expires without your making a sufficient payment. To avoid lapse of your Policy, it is important to fashion a payment stream that does not leave your Policy with insufficient Accumulated Value. Determinations as to the amount to withdraw or borrow each year warrant careful consideration. Careful consideration should also be given to any assumptions respecting the hypothetical rate of return, to the duration of withdrawals and loans, and to the amount of Accumulated Value that should remain in your Policy upon its maturity. Poor investment performance can contribute to the risk that your Policy may lapse. In addition, the cost of insurance generally increases with the Age of the Insured, which can further erode existing Accumulated Value and contribute to the risk of lapse.

  Further, interest on a Policy loan is due to us for any Policy Year on the Policy Anniversary. If this interest is not paid when due, it is added to the amount of the outstanding Policy Debt, and interest will begin accruing thereon from that date. This can have a compounding effect, and to the extent that the outstanding loan balance exceeds your basis in the Policy, the amounts attributable to interest due on the loans can add to your federal (and possibly state) income tax liability.

  You should consult with your attorney and financial advisers in designing a life insurance retirement plan that is suitable. Further, you should continue to monitor the Accumulated Value net of loans remaining in a Policy to assure that the Policy is sufficiently funded to continue to support the desired income stream and so that it will not lapse. In this regard, you should consult your periodic statements to determine the amount of their remaining Accumulated Value minus the outstanding loan balance. Illustrations showing the effect of charges under the Policy upon existing Accumulated Value or the effect of future withdrawals or loans upon the Policy's Accumulated Value and death benefit are available from your agent. Consideration should be given periodically to whether the Policy is sufficiently funded so that it will not lapse prematurely.

  Because of the potential risks associated with borrowing from a Policy, use of the Policy in connection with a life insurance retirement plan may not be suitable for all Policy Owners. These risks should be carefully considered before borrowing from the Policy to provide an income stream.

DISTRIBUTION OF THE POLICY

  Pacific Mutual Distributors, Inc. ("PMD"), a wholly-owned subsidiary of Pacific Mutual, is Principal Underwriter of the Policies. PMD is registered as a broker-dealer with the SEC and is a member of the National Association of Securities Dealers ("NASD"). Pacific Mutual pays PMD for acting as Principal Underwriter under a Distribution Agreement. PMD's principal business address is 700 Newport Center Drive, Newport Beach, California 92660.

  Pacific Mutual and PMD have sales agreements with various broker-dealers under which the Policy will be sold by registered representatives of the broker-dealers. The registered representatives are required to be authorized under applicable state regulations to sell variable life insurance. The broker-dealers are required to be registered with the SEC and members of the NASD. We pay compensation directly to broker-dealers for promotion and sales of the Policy. The compensation payable to a broker-dealer by Pacific Mutual and PMD for sales of the product may vary with the Sales Agreement, but is not expected to exceed 6.75% of the initial premium payment. Broker-dealers may also receive an annual renewal compensation of approximately 0.25% of Accumulated Value less Policy Debt. In addition, we may also pay override payments, expense allowances, bonuses, production credits, wholesaler fees and training allowances. Registered representatives earn commissions from the broker-dealers with whom they are affiliated for selling our Policies. Compensation arrangements vary among broker-dealers. In addition, registered representatives who meet specified production levels may qualify, under sales incentive programs adopted by us, to receive non-cash compensation such as expense-paid trips, expense-paid educational seminars and merchandise. We make no separate deductions, other than as previously described, from premiums to pay sales commissions or sales expenses.

                           MORE ABOUT PACIFIC MUTUAL

MANAGEMENT

  The directors and officers of Pacific Mutual are listed below together with information as to their principal occupations during the past five years and certain other current affiliations. Unless otherwise indicated, the business address of each director and officer is c/o Pacific Mutual Life Insurance Company, 700 Newport Center Drive, Newport Beach, California 92660.

     NAME AND POSITION             PRINCIPAL OCCUPATION LAST FIVE YEARS
     -----------------             ------------------------------------
 Thomas C. Sutton          Director, Chairman of the Board and Chief Executive
 Director, Chairman of the Officer of Pacific Mutual; Equity Board Member of
 Board and Chief Executive PIMCO Advisors L.P.; Director of Pacific Corinthian
 Officer                   Life Insurance Company; similar positions with other
                           subsidiaries of Pacific Mutual; Director of: Newhall
                           Land & Farming; The Irvine Company; The Edison
                           Company.
 Glenn S. Schafer          Director and President of Pacific Mutual, January
 Director and President    1995 to present; Executive Vice President and Chief
                           Financial Officer of Pacific Mutual, March 1991 to
                           January 1995; Equity Board Member of PIMCO Advisors
                           L.P.; Director of Pacific Corinthian Life Insurance
                           Company; similar positions with other subsidiaries
                           of Pacific Mutual.
 Harry G. Bubb             Director and Chairman Emeritus of Pacific Mutual.
 Director and
 Chairman Emeritus
 Richard M. Ferry          Director of Pacific Mutual; President, Director and
 Director                  Chairman of Korn/Ferry International; Director of:
                           Avery Dennison Corporation; ConAm Management; First
                           Business Bank; Mullin Consulting, Inc.; Northwestern
                           Restaurants, Inc.; Dole Food Co. Address: 1800
                           Century Park East, Suite 900, Los Angeles,
                           California 90067.
 Donald E. Guinn           Director of Pacific Mutual; Chairman Emeritus and
 Director                  Director of Pacific Telesis Group; Director of: The
                           Dial Corp.; Bank of America NT & SA; BankAmerica
                           Corporation. Address: Pacific Telesis Center, 130
                           Kearny Street, Room 3704, San Francisco, California
                           94108-4818.
 Ignacio E. Lozano, Jr.    Director of Pacific Mutual; Chairman and Former
 Director                  Editor-in-Chief of La Opinion; Director of:
                           BankAmerica Corporation; Bank of America NT&SA;
                           Pacific Enterprises; The Walt Disney Company.
                           Address: 411 West Fifth Street, 12th Floor, Los
                           Angeles, California 90013.
 Charles A. Lynch          Director of Pacific Mutual; Chairman and Former
 Director                  Chief Executive Officer of Fresh Choice, Inc.;
                           Director of: Nordstrom, Inc.; PST Vans, Inc.; SRI
                           International, Inc.; Age Wave; Artmaster, Inc.;
                           Bojangles Acquisitions Corp.; Cucina Holdings, Inc.;
                           Dakin, Inc.; Greyhound Lines, Inc.; Krh' Thermal
                           Systems; La Salsa Restaurants; Mid Peninsula Bank;
                           Syntex Corporation; Former Chairman of Market Value
                           Partners Company. Address: 2901 Tasman Drive, Suite
                           109, Santa Clara, California 95054-1169.
 Dr. Allen W. Mathies, Jr. Director of Pacific Mutual; Director and President
 Director                  Emeritus of Huntington Memorial Hospital; Director
                           of Occidental College; Former President and Chief
                           Executive Officer of Huntington Memorial Hospital.
                           Address: 314 Arroyo Drive, South Pasadena, CA 91030.
 Charles D. Miller         Director of Pacific Mutual; Director, Chairman, and
 Director                  Chief Executive Officer of Avery Dennison
                           Corporation; Director of: Davidson & Associates;
                           Great Western Financial Corporation; Nationwide
                           Health Properties, Inc.; Southern California Edison
                           Company. Address: 150 N. Orange Grove Boulevard,
                           Pasadena, California 91103.

    NAME AND POSITION              PRINCIPAL OCCUPATION LAST FIVE YEARS
    -----------------              ------------------------------------
 Donn B. Miller           Director of Pacific Mutual; President, Chief
 Director                 Executive Officer and Director of Pearson-Sibert Oil
                          Co. of Texas; Director of: The Irvine Company;
                          Automobile Club of Southern California; St. John's
                          Hospital and Health Center Foundation; Former Senior
                          Partner with the law firm of O'Melveny & Meyers.
                          Address: 136 El Camino, Suite 216, Beverly Hills,
                          California 90212.
 Jacqueline C. Morby      Director of Pacific Mutual, February 28, 1996 to
 Director                 present; Managing Director, TA Associates, Inc.,
                          Director of Axent Technologies Inc. Address: High
                          Street Tower, Suite 2500, 125 High Street, Boston,
                          Massachusetts 02110.
 J. Fernando Niebla       Director of Pacific Mutual, May 1995 to present;
 Director                 Director, Chairman and Chief Executive Officer of
                          Infotec Commercial Systems, formerly Infotec
                          Development, Inc.; Director of: Bank of California.
                          Address: 3100 South Harbor Boulevard, Suite 100,
                          Santa Ana, CA 92704.
 Susan Westerberg Prager  Director of Pacific Mutual; Dean of the UCLA School
 Director                 of Law at the University of California at Los
                          Angeles; Director of Lucille Salter Packard
                          Children's Hospital of Stanford. Address: 405 Hilgard
                          Avenue, Room 3374, Los Angeles, California 90095-
                          1476.
 Richard M. Rosenberg     Director of Pacific Mutual, November 1995 to present;
 Director                 Director, and Chairman and Chief Executive Officer
                          Retired of BankAmerica Corporation and Bank of
                          America NT&SA; Director of: Airborne Express
                          Corporation; Northrop Grumman Corporation; Potlatch
                          Corporation; Pacific Telesis Group. Address: 555
                          California Street, 40th Floor, San Francisco,
                          California 94104.
 James R. Ukropina        Director of Pacific Mutual; Partner with the law firm
 Director                 of O'Melveny & Myers; Former Chairman and Chief
                          Executive Officer of Pacific Enterprises; Director of
                          Lockheed Corporation. Address: 400 S. Hope Street,
                          16th Floor, Los Angeles, California 90071-2899.
 Raymond L. Watson        Director of Pacific Mutual; Vice Chairman and
 Director                 Director of The Irvine Company; Director of: The Walt
                          Disney Company; The Mitchell Energy and Development
                          Company. Address: 550 Newport Center Drive, 9th
                          Floor, Newport Beach, California 92660.
 Lynn C. Miller           Executive Vice President, Individual Insurance, of
 Executive Vice President Pacific Mutual, January 1995 to present; Sr. Vice
                          President, Individual Insurance of Pacific Mutual
                          1989 to 1995.
 David R. Carmichael      Senior Vice President and General Counsel of Pacific
 Senior Vice President    Mutual; Vice President and Investment Counsel of
 and General Counsel      Pacific Mutual, April 1989 to April 1992; Director
                          of: Pacific Corinthian Life Insurance Company; PM
                          Group Life Insurance Company.
 Audrey L. Milfs          Vice President and Corporate Secretary of Pacific
 Vice President and       Mutual; Secretary to other subsidiaries of Pacific
 Corporate Secretary      Mutual.
 Edward R. Byrd           Vice President and Controller of Pacific Mutual, June
 Vice President and       1992 to present; Vice President, Corporate Audit and
 Controller               Financial Planning of Pacific Mutual, November 1991
                          to June 1992; Assistant Vice President, Corporate
                          Audit of Pacific Mutual, May 1990 to November 1991.
 Khanh T. Tran            Senior Vice President and Chief Financial Officer,
 Senior Vice President    June 1996 to present; Vice President and Treasurer of
 and Chief Financial      Pacific Mutual, November 1991 to June 1996; Assistant
 Officer                  Vice President and Treasurer of Pacific Mutual,
                          September 1990 to November 1991; Chief Financial
                          Officer to other subsidiaries of Pacific Mutual.

  No officer or director listed above receives any compensation from the Separate Account. No separately allocable compensation has been paid by Pacific Mutual or any of its affiliates to any person listed for services rendered to the Account.

STATE REGULATION

  We are subject to the laws of the state of California governing insurance companies and to regulation by the Commissioner of Insurance of California. In addition, we are subject to the insurance laws and regulations of the other states and jurisdictions in which we are licensed or may become licensed to operate. An annual statement in a prescribed form must be filed with the Commissioner of Insurance of California and with regulatory authorities of other states on or before March 1st in each year. This statement covers our operations for the preceding year and our financial condition as of December 31st of that year. Our affairs are subject to review and examination at any time by the Commissioner of Insurance or his agents, and subject to full examination of our operations at periodic intervals.

TELEPHONE TRANSFER AND LOAN PRIVILEGES

  You may request a transfer of Accumulated Value or a Policy Loan by telephone if a properly completed Authorization for Telephone Requests ("Telephone Authorization") is on file at our Home Office. All or part of any telephone conversation with respect to transfer or loan instructions may be recorded by us. Telephone instructions received by us by 1:00 P.M. Pacific time, or the close of the New York Stock Exchange, if earlier, on any Valuation Date will be effected as of the end of that Valuation Date in accordance with your instructions (presuming that the Free-Look Period has expired). We reserve the right to deny any telephone transfer or loan request. If all telephone lines are busy (which might occur, for example, during periods of substantial market fluctuations), you might not be able to request transfers and loans by telephone and would have to submit written requests.

  We have established procedures to confirm that instructions communicated by telephone are genuine. Under the procedures, any person requesting a transfer by telephone must provide certain personal identification as requested by us, and we will send a written confirmation of all transfers requested by telephone within 7 days of the transfer. Upon your submission of a Telephone Authorization, you authorize us to accept and act upon telephonic instructions for transfers or loans involving your Policy, and agree that neither Pacific Mutual, any of our affiliates, Pacific Select Fund, nor any of their directors, trustees, officers, employees or agents, will be liable for any loss, damages, cost, or expense (including attorneys fees) arising out of any requests effected in accordance with the Telephone Authorization and believed by us to be genuine, provided that we have complied with our procedures. As a result of this policy on telephonic requests, you will bear the risk of loss arising from the telephone transfer and loan privileges.

LEGAL PROCEEDINGS

  There are no legal proceedings pending to which the Account is a party, or which would materially affect the Account.

LEGAL MATTERS

  Legal matters in connection with the issue and sale of the Policies described in this Prospectus and the organization of Pacific Mutual, our authority to issue the Policies under California law, and the validity of the forms of the Policies under California law have been passed on by our General Counsel.

  Legal matters relating to the federal securities and federal income tax laws have been passed upon by Dechert Price & Rhoads.

REGISTRATION STATEMENT

  A Registration Statement under the Securities Act of 1933 has been filed with the SEC relating to the offering described in this Prospectus. This Prospectus does not include all of the information set forth in the Registration Statement, as portions have been omitted pursuant to the rules and regulations of the SEC. The omitted information may be obtained at the SEC's principal office in Washington, D.C., upon payment of the SEC's prescribed fees.

INDEPENDENT ACCOUNTANTS

  The audited financial statements for the Separate Account and for Pacific Mutual included in this Prospectus and in the Registration Statement have been audited by Deloitte & Touche LLP, independent certified public accountants, as indicated in their report hereon, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

FINANCIAL STATEMENTS

  The audited financial statements for the Separate Account as of December 31, 1995 and for the years ended December 31, 1995 and 1994 are set forth herein, starting on page 39. The unaudited financial statements for the Separate Account as of the 6 month period ended June 30, 1996 are set forth herein starting on page 47. The audited financial statements of Pacific Mutual as of and for the years ended December 31, 1995 and 1994 are set forth herein starting on page 58. The unaudited financial statements of Pacific Mutual as of the six month period ended June 30, 1996 are set forth herein starting on page 75.

  The financial statements of the Separate Account and Pacific Mutual have been audited by Deloitte & Touche LLP. The financial statements of Pacific Mutual should be distinguished from the financial statements of the Separate Account and should be considered only as bearing upon our ability to meet our obligations under the Policies. The unaudited financial statements of the Separate Account and Pacific Mutual include all adjustments (consisting only of normal recurring adjustments) which management of the Separate Account and Pacific Mutual consider necessary for a fair presentation of the results of operations.

                      PACIFIC SELECT EXEC SEPARATE ACCOUNT

                          AUDITED FINANCIAL STATEMENTS
                        AS OF DECEMBER 31, 1995 AND 1994

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Pacific Mutual Life Insurance Company


We have audited the accompanying statements of assets and liabilities of the Pacific Select Exec Separate Account (comprised of the Money Market, Managed Bond, Government Securities, High Yield Bond, Growth, Equity Income, Multi-Strategy, International, Equity Index, and Growth LT Variable Accounts) as of December 31, 1995 and the related statements of operations for the year then ended and statements of changes in net assets for each of the two years ended December 31, 1995 and 1994. These financial statements are the responsibility of the Separate Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the respective Variable Accounts constituting the Pacific Select Exec Separate Account as of
December 31, 1995 and the results of their operations for the year then ended and the changes in their net assets for each of the two years then ended, in conformity with generally accepted accounting principles.



DELOITTE & TOUCHE LLP

Costa Mesa, California
February 16, 1996

PACIFIC SELECT EXEC SEPARATE ACCOUNT
STATEMENTS OF ASSETS & LIABILITIES
DECEMBER 31, 1995
(In thousands)

                                                                                                             High
                                                                   Money        Managed      Government      Yield
                                                                   Market         Bond       Securities      Bond          Growth
                                                                  Variable      Variable      Variable      Variable      Variable
                                                                  Account       Account       Account       Account       Account
                                                                 ---------     ---------     ---------     ---------     ---------
ASSETS

Investments in Pacific Select Fund:
  Money Market Portfolio (2,301 shares; cost $23,106) ...........$ 23,045
  Managed Bond Portfolio (4,265 shares; cost $45,342) ...........              $ 47,343
  Government Securities Portfolio (581 shares; cost $5,877) .....                            $  6,299
  High Yield Bond Portfolio (1,479 shares; cost $13,881) ........                                          $ 14,474
  Growth Portfolio (4,719 shares; cost $78,927) .................                                                        $ 87,624
  Equity Income Portfolio (2,731 shares; cost $43,643) ..........
  Multi-Strategy Portfolio (3,822 shares; cost $48,796) .........
  International Portfolio (4,354 shares; cost $54,916) ..........
  Equity Index Portfolio (3,592 shares; cost $51,564) ...........
  Growth LT Portfolio (3,810 shares; cost $49,540) ..............

Receivables:
  Due from Pacific Mutual Life Insurance Company ................     223           387                         144            75
                                                                 --------      --------      --------      --------      --------
TOTAL ASSETS ....................................................  23,268        47,730         6,299        14,618        87,699

                                                                 --------      --------      --------      --------      --------

LIABILITIES
Payables:
  Due to Pacific Mutual Life Insurance Company ..................                                  30
  Fund shares purchased .........................................      90            40             5            27           180
                                                                 --------      --------      --------      --------      --------
TOTAL LIABILITIES ...............................................      90            40            35            27           180
                                                                 --------      --------      --------      --------      --------

NET ASSETS ......................................................$ 23,178      $ 47,690      $  6,264      $ 14,591      $ 87,519
                                                                 ========      ========      ========      ========      ========
                                                                  Equity         Multi-        Inter-        Equity        Growth
                                                                  Income        Strategy      national       Index           LT
                                                                  Variable      Variable      Variable      Variable      Variable
                                                                  Account       Account       Account       Account       Account
                                                                 ---------     ---------     ---------     ---------     ---------
ASSETS

Investments in Pacific Select Fund:
  Money Market Portfolio (2,301 shares; cost $23,106) ...........
  Managed Bond Portfolio (4,265 shares; cost $45,342) ...........
  Government Securities Portfolio (581 shares; cost $5,877) .....
  High Yield Bond Portfolio (1,479 shares; cost $13,881) ........
  Growth Portfolio (4,719 shares; cost $78,927) .................
  Equity Income Portfolio (2,731 shares; cost $43,643) ..........$ 49,717
  Multi-Strategy Portfolio (3,822 shares; cost $48,796) .........              $ 54,269
  International Portfolio (4,354 shares; cost $54,916) ..........                            $ 56,325
  Equity Index Portfolio (3,592 shares; cost $51,564) ...........                                          $ 62,687
  Growth LT Portfolio (3,810 shares; cost $49,540) ..............                                                        $ 53,801

Receivables:
  Due from Pacific Mutual Life Insurance Company ................     117           696           196           166           198
                                                                 --------      --------      --------      --------      --------
TOTAL ASSETS ....................................................  49,834        54,965        56,521        62,853        53,999
                                                                 --------      --------      --------      --------      --------

LIABILITIES
Payables:
  Due to Pacific Mutual Life Insurance Company ..................
  Fund shares purchased .........................................     118           659            94           178           240
                                                                 --------      --------      --------      --------      --------
TOTAL LIABILITIES ...............................................     118           659            94           178           240
                                                                 --------      --------      --------      --------      --------

NET ASSETS                                                       $ 49,716      $ 54,306      $ 56,427      $ 62,675      $ 53,759
                                                                 ========      ========      ========      ========      ========

See Notes to Financial Statements.

PACIFIC SELECT EXEC SEPARATE ACCOUNT
STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 1995
(In thousands)

                                                                                                        High
                                                              Money        Managed      Government      Yield
                                                              Market        Bond        Securities      Bond         Growth
                                                             Variable      Variable      Variable      Variable      Variable
                                                             Account       Account       Account       Account       Account
                                                            ---------     ---------     ---------     ---------     ---------
INVESTMENT INCOME
 Dividends................................................  $ 1,418       $ 2,208       $   294       $   944       $   656
                                                            -------       -------       -------       -------       -------
NET INVESTMENT INCOME.....................................    1,418         2,208           294           944           656
                                                            -------       -------       -------       -------       -------

REALIZED AND UNREALIZED GAIN (LOSS)
 ON INVESTMENTS
 Net realized gain (loss) from security transactions......       31          (141)          (41)          (92)       (1,046)
 Net unrealized appreciation on investments...............       65         4,063           624         1,042        16,423
                                                            -------       -------       -------       -------       -------
NET REALIZED AND UNREALIZED GAIN
 ON INVESTMENTS...........................................       96         3,922           583           950        15,377
                                                            -------       -------       -------       -------       -------

NET INCREASE IN NET ASSETS
 RESULTING FROM OPERATIONS................................  $ 1,514       $ 6,130       $   877       $ 1,894       $16,033
                                                            =======       =======       =======       =======       =======
                                                              Equity        Multi-        Inter-        Equity        Growth
                                                              Income       Strategy      national       Index           LT
                                                             Variable      Variable      Variable      Variable      Variable
                                                             Account       Account       Account       Account       Account
                                                            ---------     ---------     ---------     ---------     ---------
INVESTMENT INCOME
 Dividends................................................  $   577       $ 1,401       $ 1,070       $ 1,015       $ 3,592
                                                            -------       -------       -------       -------       -------
NET INVESTMENT INCOME.....................................      577         1,401         1,070         1,015         3,592
                                                            -------       -------       -------       -------       -------

REALIZED AND UNREALIZED GAIN (LOSS)
 ON INVESTMENTS
 Net realized gain (loss) from security transactions......      785            71           574         2,069         1,225
 Net unrealized appreciation on investments...............    7,737         7,406         2,646        10,698         3,892
                                                            -------       -------       -------       -------       -------
NET REALIZED AND UNREALIZED GAIN
 ON INVESTMENTS...........................................    8,522         7,477         3,220        12,767         5,117
                                                            -------       -------       -------       -------       -------

NET INCREASE IN NET ASSETS
 RESULTING FROM OPERATIONS................................  $ 9,099       $ 8,878       $ 4,290       $13,782       $ 8,709
                                                            =======       =======       =======       =======       =======

See Notes to Financial Statements.

PACIFIC SELECT EXEC SEPARATE ACCOUNT
STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31, 1995
(In thousands)


                                                                                                             High
                                                                   Money        Managed      Government      Yield
                                                                   Market        Bond        Securities      Bond          Growth
                                                                  Variable      Variable      Variable      Variable      Variable
                                                                  Account       Account       Account       Account       Account
                                                                 ---------     ---------     ---------     ---------     ---------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
  Net investment income........................................  $  1,418      $  2,208      $    294      $    944      $    656
  Net realized gain (loss) from security transactions..........        31          (141)          (41)          (92)       (1,046)
  Net unrealized appreciation on investments...................        65         4,063           624         1,042        16,423
                                                                 --------      --------      --------      --------      --------
NET INCREASE IN NET ASSETS
  RESULTING FROM OPERATIONS....................................     1,514         6,130           877         1,894        16,033
                                                                 --------      --------      --------      --------      --------

INCREASE (DECREASE) IN NET ASSETS FROM
  POLICY TRANSACTIONS
  Transfer of net premiums.....................................    72,942         7,113         1,962         5,029        25,318
  Transfers--policy charges and deductions.....................    (4,297)       (2,830)         (908)       (1,423)       (9,201)
  Transfers in (from other variable accounts)..................    29,120        15,186         2,845         7,781        30,352
  Transfers out (to other variable accounts)...................  (110,816)       (2,813)       (2,390)       (6,185)      (22,297)
  Transfers--other.............................................       119           339           (31)          116          (103)
                                                                 --------      --------      --------      --------      --------
NET INCREASE (DECREASE) IN NET ASSETS
  DERIVED FROM POLICY TRANSACTIONS.............................   (12,932)       16,995         1,478         5,318        24,069
                                                                 --------      --------      --------      --------      --------

NET INCREASE (DECREASE) IN NET ASSETS..........................   (11,418)       23,125         2,355         7,212        40,102

NET ASSETS
  Beginning of year............................................    34,596        24,565         3,909         7,379        47,417
                                                                 --------      --------      --------      --------      --------
  End of year..................................................  $ 23,178      $ 47,690      $  6,264      $ 14,591      $ 87,519
                                                                 ========      ========      ========      ========      ========
                                                                  Equity         Multi-        Inter-        Equity        Growth
                                                                  Income        Strategy      national       Index          LT
                                                                  Variable      Variable      Variable      Variable      Variable
                                                                  Account       Account       Account       Account       Account
                                                                 ---------     ---------     ---------     ---------     ---------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
  Net investment income........................................  $    577      $  1,401      $  1,070      $  1,015      $  3,592
  Net realized gain (loss) from security transactions..........       785            71           574         2,069         1,225
  Net unrealized appreciation on investments...................     7,737         7,406         2,646        10,698         3,892
                                                                 --------      --------      --------      --------      --------
NET INCREASE IN NET ASSETS
  RESULTING FROM OPERATIONS....................................     9,099         8,878         4,290        13,782         8,709
                                                                 --------      --------      --------      --------      --------

INCREASE (DECREASE) IN NET ASSETS FROM
  POLICY TRANSACTIONS
  Transfer of net premiums.....................................    13,169        14,278        16,778        11,713        12,930
  Transfers--policy charges and deductions.....................    (4,072)       (3,990)       (5,319)       (4,228)       (3,931)
  Transfers in (from other variable accounts)..................    16,222         5,601        25,476        17,636        32,699
  Transfers out (to other variable accounts)...................    (4,940)       (2,670)      (16,093)       (6,615)       (8,074)
  Transfers--other.............................................        16            38           141            (6)           18
                                                                 --------      --------      --------      --------      --------
NET INCREASE (DECREASE) IN NET ASSETS
  DERIVED FROM POLICY TRANSACTIONS.............................    20,395        13,257        20,983        18,500        33,642
                                                                 --------      --------      --------      --------      --------

NET INCREASE (DECREASE) IN NET ASSETS..........................    29,494        22,135        25,273        32,282        42,351

NET ASSETS
  Beginning of year............................................    20,222        32,171        31,154        30,393        11,408
                                                                 --------      --------      --------      --------      --------
  End of year..................................................  $ 49,716      $ 54,306      $ 56,427      $ 62,675      $ 53,759
                                                                 ========      ========      ========      ========      ========

See Notes to Financial Statements.

PACIFIC SELECT EXEC SEPARATE ACCOUNT
STATEMENTS OF CHANGES IN NET ASSETS FOR THE
YEAR ENDED DECEMBER 31, 1994
(In thousands)

                                                                                                  High
                                                              Money      Managed   Government     Yield                Equity
                                                              Market      Bond     Securities     Bond       Growth    Income
                                                             Variable   Variable    Variable    Variable    Variable   Variable
                                                              Account    Account     Account     Account    Account    Account
                                                             ---------  ---------  -----------  ---------  ---------  ---------
INCREASE (DECREASE) IN NET ASSETS
 FROM OPERATIONS
 Net investment income....................................   $     812  $   1,143  $       170  $     472  $   4,039  $   1,838
 Net realized gain (loss) from security transactions......         131        (14)        (172)      (101)     1,075        207
Net unrealized appreciation (depreciation)
 on investments...........................................         (68)    (2,086)        (160)      (330)   (10,371)    (2,115)
                                                             ---------  ---------  -----------  ---------  ---------  ---------
NET INCREASE (DECREASE) IN NET ASSETS
 RESULTING FROM OPERATIONS................................         875       (957)        (162)        41     (5,257)       (70)
                                                             ---------  ---------  -----------  ---------  ---------  ---------

INCREASE (DECREASE) IN NET ASSETS FROM
 POLICY TRANSACTIONS
 Transfer of net premiums.................................      53,082      6,795        2,740      2,716     21,157      6,781
 Transfers--policy charges and deductions.................      (3,578)    (1,634)      (1,212)      (748)    (5,776)    (2,110)
 Transfers in (from other variable accounts)..............      47,668      5,550        1,200      4,398     31,248      6,482
 Transfers out (to other variable accounts)...............     (81,555)    (1,862)      (1,816)    (2,395)   (28,528)    (2,573)
Transfers--other..........................................        (189)         5           (6)       (13)        79         46
                                                             ---------  ---------  -----------  ---------  ---------  ---------
NET INCREASE IN NET ASSETS
 DERIVED FROM POLICY TRANSACTIONS.........................      15,428      8,854          906      3,958     18,180      8,626
                                                             ---------  ---------  -----------  ---------  ---------  ---------

NET INCREASE IN NET ASSETS................................      16,303      7,897          744      3,999     12,923      8,556

NET ASSETS
 Beginning of year........................................      18,293     16,668        3,165      3,380     34,494     11,666
                                                             ---------  ---------  -----------  ---------  ---------  ---------
 End of year..............................................   $  34,596  $  24,565  $     3,909  $   7,379  $  47,417  $  20,222
                                                             =========  =========  ===========  =========  =========  =========
                                                               Multi-     Inter-     Equity     Growth
                                                              Strategy   national    Index       LT
                                                              Variable   Variable   Variable   Variable
                                                              Account    Account    Account    Account
                                                             ---------  ---------  ---------  ---------

INCREASE (DECREASE) IN NET ASSETS
 FROM OPERATIONS
 Net investment income....................................   $   1,767  $   1,290  $     718  $     174


 Net realized gain (loss) from security transactions......         218        831        342         56
 Net unrealized appreciation (depreciation)
 on investments...........................................      (2,374)    (2,049)      (841)       369
                                                             ---------  ---------  ---------  ---------
NET INCREASE (DECREASE) IN NET ASSETS
 RESULTING FROM OPERATIONS................................        (389)        72        219        599
                                                             ---------  ---------  ---------  ---------

INCREASE (DECREASE) IN NET ASSETS FROM
 POLICY TRANSACTIONS
 Transfer of net premiums.................................      12,158     11,673     10,776      3,920
 Transfers--policy charges and deductions.................      (2,364)    (2,878)    (2,180)      (684)
 Transfers in (from other variable accounts)..............       2,983     19,282      4,498      8,962
 Transfers out (to other variable accounts)...............      (1,864)    (8,521)    (2,407)    (1,436)
 Transfers--other.........................................          32         23         44         47
                                                             ---------  ---------  ---------  ---------
NET INCREASE IN NET ASSETS
 DERIVED FROM POLICY TRANSACTIONS.........................      10,945     19,579     10,731     10,809
                                                             ---------  ---------  ---------  ---------

NET INCREASE IN NET ASSETS................................      10,556     19,651     10,950     11,408

NET ASSETS
 Beginning of year........................................      21,615     11,503     19,443
                                                             ---------  ---------  ---------  ---------
 End of year..............................................   $  32,171  $  31,154  $  30,393  $  11,408
                                                             =========  =========  =========  =========

See Notes to Financial Statements

                     PACIFIC SELECT EXEC SEPARATE ACCOUNT

                         NOTES TO FINANCIAL STATEMENTS


1. SIGNIFICANT ACCOUNTING POLICIES

     The Pacific Select Exec Separate Account (the "Separate Account") is registered as a unit investment trust under the Investment Company Act of 1940, as amended, and is currently comprised of ten subaccounts called Variable
Accounts: the Money Market Variable Account, the Managed Bond Variable Account, the Government Securities Variable Account, the High Yield Bond Variable Account, the Growth Variable Account, the Equity Income Variable Account, the Multi-Strategy Variable Account, the International Variable Account, the Equity Index Variable Account, and the Growth LT Variable Account. The assets in each Variable Account are invested in shares of the corresponding portfolios of Pacific Select Fund (the "Fund"), each of which pursues different investment objectives and policies.

     The Separate Account was established by Pacific Mutual Life Insurance Company ("Pacific Mutual") on May 12, 1988 and commenced operations on
November 22, 1988. Under applicable insurance law, the assets and liabilities of the Separate Account are clearly identified and distinguished from the other assets and liabilities of Pacific Mutual. The assets of the Separate Account will not be charged with any liabilities arising out of any other business conducted by Pacific Mutual, but the obligations of the Separate Account, including benefits related to variable life insurance, are obligations of Pacific Mutual.

     The Separate Account held by Pacific Mutual represents funds from individual flexible premium variable life policies. The assets of these accounts are carried at market value.

     The preparation of the accompanying financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

  A. Valuation of Investments

     Investments in shares of the Fund are valued at the reported net asset values of the respective portfolios.

  B. Security Transactions

     Transactions are recorded on the trade date. Realized gains and losses on sales of investments are determined on the basis of identified cost.

  C. Federal Income Taxes

     The operations of the Separate Account will be reported on the Federal income tax return of Pacific Mutual, which is taxed as a life insurance company under the provisions of the Tax Reform Act of 1986. Under current tax law, no Federal income taxes are expected to be paid by Pacific Mutual with respect to the operations of the Separate Account.

2. DIVIDENDS

     During 1995, the Fund has declared dividends for each portfolio. The amounts accrued by the Separate Account for its share of the dividends were reinvested in additional full and fractional shares of the related portfolio.

3. CHARGES AND EXPENSES

     With respect to variable life insurance policies funded by the Separate Account, Pacific Mutual makes certain deductions from premiums for sales load and state premium taxes before amounts are allocated to the Separate Account. Pacific Mutual also makes certain deductions from the net assets of each Variable Account for the mortality and expense risks Pacific Mutual assumes, administrative expenses, cost of insurance, charges for optional benefits and any sales and underwriting surrender charges. The operating expenses of the Separate Account are paid by Pacific Mutual.

4. RELATED PARTY AGREEMENT

     Pacific Equities Network, a wholly-owned subsidiary of Pacific Mutual, is the principal underwriter of variable life insurance policies funded by interests in the Separate Account, and is compensated by Pacific Mutual.

                     PACIFIC SELECT EXEC SEPARATE ACCOUNT

5.  SELECTED ACCUMULATION UNIT** INFORMATION

     Selected accumulation unit information for the year ended December 31, 1995 were as follows:

                                                                                                             High
                                                                   Money        Managed      Government      Yield
                                                                   Market        Bond        Securities      Bond          Growth
                                                                  Variable      Variable      Variable      Variable      Variable
                                                                  Account       Account       Account       Account       Account
                                                                 ---------     ---------     ---------     ---------     ---------
ACCUMULATION UNIT

  VALUE:

  Beginning                                                      $  13.76      $  16.68      $  16.23      $  18.29      $  19.00
                                                                 ========      ========      ========      ========      ========
  Ending                                                         $  14.52      $  19.86      $  19.28      $  21.74      $  23.89
                                                                 ========      ========      ========      ========      ========
Number of Units Outstanding at
  End of Period                                                 1,596,322     2,401,282       324,905       671,116     3,663,739

                                                                   Equity        Multi-        Inter-        Equity        Growth
                                                                   Income       Strategy      national       Index          LT
                                                                  Variable      Variable      Variable      Variable      Variable
                                                                  Account       Account       Account       Account       Account
                                                                 ---------     ---------     ---------     ---------     ---------
ACCUMULATION UNIT

  VALUE:

  Beginning                                                      $  18.01      $  17.24      $  14.07      $  14.76      $  11.32
                                                                 ========      ========      ========      ========      ========
  Ending                                                         $  23.72      $  21.60      $  15.55      $  20.21      $  15.49
                                                                 ========      ========      ========      ========      ========
Number of Units Outstanding at
  End of Period                                                 2,096,246     2,514,394     3,628,251     3,101,024     3,471,271

__________
  **Accumulation Unit: unit of measure used to calculate the value of a Contract
    Owner's interest in a Variable Account during the Accumulation Period.

                      PACIFIC SELECT EXEC SEPARATE ACCOUNT

                         UNAUDITED FINANCIAL STATEMENTS
                              AS OF JUNE 30, 1996
              AND FOR THE SIX MONTHS ENDED JUNE 30, 1996 AND 1995

PACIFIC SELECT EXEC SEPARATE ACCOUNT
STATEMENTS OF ASSETS & LIABILITIES
JUNE 30, 1996 (Unaudited)
(In thousands)

                                                                      High
                                                         Money       Yield       Managed     Government                  Aggressive
                                                        Market        Bond         Bond      Securities      Growth        Equity
                                                       Variable     Variable     Variable     Variable      Variable      Variable
                                                        Account      Account      Account      Account       Account       Account
                                                       ---------    ---------    ---------    ----------    ----------    ----------
ASSETS

Investments in Pacific Select Fund:

 Money Market Portfolio (2,223 shares; cost $22,328).. $  22,284

 High Yield Bond Portfolio (1,949 shares;
  cost $18,525).......................................              $  18,542

 Managed Bond Portfolio (5,479 shares; cost $57,971)..                           $  57,524

 Government Securities Portfolio (663 shares;
  cost $6,758)........................................                                        $    6,759

 Growth Portfolio (5,525 shares; cost $94,649)........                                                      $  108,476

 Aggressive Equity Portfolio (824 shares; cost $9,011)                                                                    $    8,690


Receivables:
 Due from Pacific Mutual Life Insurance Company.......                     28                          8            94            12

 Fund shares redeemed                                      1,442                        15
                                                       ---------    ---------    ---------    ----------    ----------    ----------
TOTAL ASSETS                                              23,726       18,570       57,539         6,767       108,570         8,702
                                                       ---------    ---------    ---------    ----------    ----------    ----------

LIABILITIES
Payables:
 Due to Pacific Mutual Life Insurance Company.........     1,423                        15
 Fund shares purchased................................                     28                          8            94            12
                                                       ---------    ---------    ---------    ----------    ----------    ----------
TOTAL LIABILITIES.....................................     1,423           28           15             8            94            12
                                                       ---------    ---------    ---------    ----------    ----------    ----------

NET ASSETS............................................ $  22,303    $  18,542    $  57,524    $    6,759    $  108,476    $    8,690
                                                       =========    =========    =========    ==========    ==========    ==========


See Notes to Financial Statements.

PACIFIC SELECT EXEC SEPARATE ACCOUNT
STATEMENTS OF ASSETS & LIABILITIES (Continued)
JUNE 30, 1996 (Unaudited)
(In thousands)



                                                        Growth       Equity       Multi-       Equity        Inter-       Emerging
                                                          LT         Income      Strategy      Index        national       Markets
                                                       Variable     Variable     Variable     Variable      Variable      Variable
                                                        Account      Account      Account      Account       Account       Account
                                                       ---------    ---------    ---------    ----------    ----------    ----------
ASSETS

Investments in Pacific Select Fund:

 Growth LT Portfolio (4,695 shares; cost $64,865)..... $  73,684

 Equity Income Portfolio (3,506 shares; cost $58,281).              $  64,600

 Multi-Strategy Portfolio (4,448 shares; cost $57,650)                           $  61,158

 Equity Index Portfolio (4,855 shares; cost $74,831)..                                        $   89,798

 International Portfolio (5,515 shares; cost $71,098).                                                      $   77,994

 Emerging Markets Portfolio (72 shares; cost $724)....                                                                    $      729


Receivables:
 Due from Pacific Mutual Life Insurance Company.......       313          111           70            10           175             4
                                                       ---------    ---------    ---------    ----------    ----------    ----------
TOTAL ASSETS..........................................    73,997       64,711       61,228        89,808        78,169           733
                                                       ---------    ---------    ---------    ----------    ----------    ----------


LIABILITIES
Payables:
 Fund shares purchased................................       313          111           70            10           175             4
                                                       ---------    ---------    ---------    ----------    ----------    ----------
TOTAL LIABILITIES.....................................       313          111           70            10           175             4
                                                       ---------    ---------    ---------    ----------    ----------    ----------


NET ASSETS............................................ $  73,684    $  64,600    $  61,158    $   89,798    $   77,994    $      729
                                                       =========    =========    =========    ==========    ==========    ==========


See Notes to Financial Statements.

PACIFIC SELECT EXEC SEPARATE ACCOUNT
STATEMENTS OF OPERATIONS
FOR THE PERIOD ENDED JUNE 30, 1996 (Unaudited)
(In thousands)

                                                                      High
                                                     Money           Yield        Managed      Government                Aggressive
                                                     Market           Bond         Bond        Securities     Growth       Equity
                                                    Variable        Variable     Variable       Variable     Variable     Variable
                                                     Account        Account       Account       Account       Account      Account
                                                     -------        -------       -------       -------       -------      -------

INVESTMENT INCOME
 Dividends........................................  $   563        $   843       $ 2,040       $   259      $  6,332       $     2
                                                    -------        -------       -------       -------      --------       -------
NET INVESTMENT INCOME.............................      563            843         2,040           259         6,332             2
                                                    -------        -------       -------       -------      --------       -------

REALIZED AND UNREALIZED GAIN (LOSS)
 ON INVESTMENTS
 Net realized gain (loss) from security
  transactions....................................                      75          (124)           36           600
 Net unrealized appreciation
  (depreciation) on investments...................       18           (575)       (2,448)         (421)        5,130          (321)
                                                    -------        -------       -------       -------      --------       -------

NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS............................       18           (500)       (2,572)         (385)        5,730          (321)
                                                    -------        -------       -------       -------      --------       -------

NET INCREASE (DECREASE) IN NET ASSETS
 RESULTING FROM OPERATIONS........................  $   581        $   343       $  (532)      $  (126)     $ 12,062       $  (319)
                                                    =======        =======       =======       =======      ========       =======


See Notes to Financial Statements.

PACIFIC SELECT EXEC SEPARATE ACCOUNT
STATEMENTS OF OPERATIONS (Continued)
FOR THE PERIOD ENDED JUNE 30, 1996 (Unaudited)
(In thousands)


                                                    Growth        Equity         Multi-       Equity          Inter-      Emerging
                                                      LT          Income        Strategy      Index          national     Markets
                                                   Variable      Variable       Variable     Variable        Variable     Variable
                                                   Account       Account        Account      Account         Account      Account
                                                   -------       -------        -------      -------         -------      -------
INVESTMENT INCOME
 Dividends.......................................  $   317       $ 2,921        $ 3,612       $ 2,739        $   678
                                                   -------       -------        -------       -------        -------
NET INVESTMENT INCOME............................      317         2,921          3,612         2,739            678
                                                   -------       -------        -------       -------        -------
REALIZED AND UNREALIZED GAIN (LOSS)
 ON INVESTMENTS
 Net realized gain from security
  transactions...................................    2,087           452            240           508            167
 Net unrealized appreciation
  (depreciation) on investments..................    4,558           244         (1,965)        3,843          5,486       $     4
                                                   -------       -------        -------       -------        -------       -------

NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS...........................    6,645           696         (1,725)        4,351          5,653             4
                                                   -------       -------        -------       -------        -------       -------

NET INCREASE IN NET ASSETS
 RESULTING FROM OPERATIONS.......................  $ 6,962       $ 3,617        $ 1,887       $ 7,090        $ 6,331       $     4
                                                   =======       =======        =======       =======        =======       =======


See Notes to Financial Statements.

PACIFIC EXEC SEPARATE ACCOUNT
STATEMENTS OF CHANGES IN NET ASSETS
FOR THE PERIOD ENDED JUNE 30, 1996 (Unaudited)
(In thousands)



                                                        High
                                            Money       Yield       Managed     Government                   Aggressive
                                            Market      Bond         Bond       Securities      Growth         Equity
                                           Variable    Variable     Variable     Variable       Variable       Variable
                                           Account     Account      Account      Account        Account        Account
                                           -------     -------      -------      -------        -------        -------
INCREASE (DECREASE) IN NET
 ASSETS FROM OPERATIONS
 Net investment income ..............   $      563   $     843   $    2,040   $      259    $     6,332     $        2
 Net realized gain (loss) from
  security transactions .............                       75         (124)          36            600
 Net unrealized appreciation
  (depreciation) on investments .....           18        (575)      (2,448)        (421)         5,130           (321)
                                        ----------   ---------   ----------   ----------    -----------     ----------
NET INCREASE (DECREASE) IN NET
 ASSETS RESULTING FROM OPERATIONS ....         581         343         (532)        (126)        12,062           (319)
                                        ----------   ---------   ----------   ----------    -----------     ----------

INCREASE (DECREASE) IN NET
 ASSETS FROM POLICY TRANSACTIONS
 Transfer of net premiums ...........       26,333       3,688       12,717          956         16,252             96
 Transfers--policy charges and
  deductions ........................       (1,318)       (679)      (1,238)        (285)        (3,737)           (36)
 Transfers in (from other
  variable accounts) ................       16,232       4,039        3,669        1,108         30,709          9,079
 Transfers out (to other
  variable accounts) ................      (41,596)     (3,043)      (4,315)        (989)       (33,024)           (89)
 Transfers--other ...................       (1,107)       (397)        (467)        (169)        (1,305)           (41)
                                        ----------   ---------   ----------   ----------    -----------     ----------
NET INCREASE (DECREASE) IN NET
 ASSETS DERIVED FROM POLICY
 TRANSACTIONS .......................       (1,456)      3,608       10,366          621          8,895          9,009
                                        ----------   ---------   ----------   ----------    -----------     ----------

NET INCREASE (DECREASE) IN NET
 ASSETS .............................         (875)      3,951        9,834          495         20,957          8,690

NET ASSETS
 Beginning of year ..................       23,178      14,591       47,690        6,264         87,519
                                        ----------   ---------   ----------   ----------    -----------     ----------
 End of year ........................   $   22,303   $  18,542    $  57,524    $   6,759     $  108,476     $    8,690
                                        ==========   =========   ==========   ==========    ===========     ==========


See Notes to Financial Statements.

PACIFIC SELECT EXEC SEPARATE ACCOUNT
STATEMENTS OF CHANGES IN NET ASSETS (Continued)
FOR THE PERIOD ENDED JUNE 30, 1996 (Unaudited)
(In thousands)

                                              Growth      Equity     Multi-       Equity     Inter-     Emerging
                                                LT        Income     Strategy     Index      national   Markets
                                             Variable    Variable    Variable    Variable    Variable   Variable
                                             Account     Account     Account     Account     Account    Account
                                             --------  ----------   ---------   ---------   ---------   --------
INCREASE IN NET ASSETS
FROM OPERATIONS
 Net investment income ..............      $      317   $   2,921   $   3,612   $   2,739   $     678
 Net realized gain from security
  transactions ......................           2,087         452         240         508         167
 Net unrealized appreciation
  (depreciation) on investments .....           4,558         244      (1,965)      3,843       5,486   $      4
                                           ----------   ---------   ---------   ---------   ---------   --------
NET INCREASE IN NET ASSETS
 RESULTING FROM OPERATIONS ..........           6,962       3,617       1,887       7,090       6,331          4
                                           ----------   ---------   ---------   ---------   ---------   --------

INCREASE (DECREASE) IN NET ASSETS
 FROM POLICY TRANSACTIONS
 Transfer of net premiums ...........          11,347      13,747       7,770      16,120      13,573         73
 Transfers--policy charges and
  deductions ........................          (2,436)     (1,920)     (1,703)     (2,302)     (2,507)        (6)
 Transfers in (from other variable
  accounts) .........................          24,610       4,139       1,841      12,203      12,512        674
 Transfers out (to other variable
  accounts) .........................         (19,700)     (3,716)     (1,335)     (5,338)     (7,632)       (16)
 Transfers--other ...................            (858)       (983)     (1,608)       (650)       (710)
                                           ----------   ---------   ---------   ---------   ---------   --------
NET INCREASE IN NET ASSETS
 DERIVED FROM POLICY TRANSACTIONS ...          12,963      11,267       4,965      20,033      15,236        725
                                           ----------   ---------   ---------   ---------   ---------   --------

NET INCREASE IN NET ASSETS ..........          19,925      14,884       6,852      27,123      21,567        729

NET ASSETS
 Beginning of year ..................          53,759      49,716      54,306      62,675      56,427
                                           ----------   ---------   ---------   ---------   ---------   --------
 End of year ........................      $   73,684   $  64,600   $  61,158   $  89,798   $  77,994   $    729
                                           ==========   =========   =========   =========   =========   ========


See Notes to Financial Statements.

PACIFIC SELECT EXEC SEPARATE ACCOUNT
STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31, 1995
(In thousands)


                                                                             High
                                                               Money        Yield       Managed     Government
                                                               Market        Bond         Bond      Securities     Growth
                                                              Variable     Variable     Variable     Variable     Variable
                                                               Account      Account      Account      Account      Account
                                                               -------      -------      -------      -------      -------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
  Net investment income....................................    $  1418      $   944      $ 2,208      $   294      $   656
  Net realized gain (loss) from security transactions......         31          (92)        (141)         (41)      (1,046)
  Net unrealized appreciation on investments...............         65        1,042        4,063          624       16,423
                                                               -------      -------      -------      -------      -------
NET INCREASE IN NET ASSETS
  RESULTING FROM OPERATIONS................................      1,514        1,894        6,130          877       16,033
                                                               -------      -------      -------      -------      -------


INCREASE (DECREASE) IN NET ASSETS FROM
  POLICY TRANSACTIONS
  Transfer of net premiums.................................     72,942        5,029        7,113        1,962       25,318
  Transfers--policy charges and deductions*................     (3,157)      (1,065)      (1,983)        (490)      (6,369)
  Transfers in (from other variable accounts)..............     29,120        7,781       15,186        2,845       30,352
  Transfers out (to other variable accounts)...............   (110,816)      (6,185)      (2,813)      (2,390)     (22,297)
  Transfers--other*........................................     (1,021)        (242)        (508)        (449)      (2,935)
                                                               -------      -------      -------      -------      -------

NET INCREASE (DECREASE) IN NET ASSETS
  DERIVED FROM POLICY TRANSACTIONS.........................    (12,932)       5,318       16,995        1,478       24,069
                                                               -------      -------      -------      -------      -------

NET INCREASE (DECREASE) IN NET ASSETS......................    (11,418)       7,212       23,125        2,355       40,102

NET ASSETS
  Beginning of year........................................     34,596        7,379       24,565        3,909       47,417
                                                               -------      -------      -------      -------      -------
  End of year..............................................    $23,178      $14,591      $47,690      $ 6,264      $87,519
                                                               =======      =======      =======      =======      =======



*Prior year balances have been restated to conform with current year presentation.


See Notes to Financial Statements.

PACIFIC SELECT EXEC SEPARATE ACCOUNT
STATEMENTS OF CHANGES IN NET ASSETS (Continued)
FOR THE YEAR ENDED DECEMBER 31, 1995
(In thousands)

                                                               Growth        Equity       Multi-      Equity      Inter-
                                                                 LT          Income      Strategy      Index      national
                                                               Variable     Variable     Variable     Variable    Variable
                                                               Account      Account      Account      Account      Account
                                                               -------      -------      -------      -------      -------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
  Net investment income......................................  $ 3,592     $   577       $ 1,401      $ 1,015      $ 1,070
  Net realized gain from security transactions...............    1,225         785            71        2,069          574
  Net unrealized appreciation on investments.................    3,892       7,737         7,406       10,698        2,646
                                                               -------     -------       -------      -------      -------
NET INCREASE IN NET ASSETS
  RESULTING FROM OPERATIONS..................................    8,709       9,099         8,878       13,782        4,290
                                                               -------     -------       -------      -------      -------

INCREASE (DECREASE) IN NET ASSETS FROM
POLICY TRANSACTIONS
  Transfer of net premiums...................................   12,930      13,169        14,278       11,713       16,778
  Transfers--policy charges and deductions*..................   (2,765)     (2,773)       (2,760)      (2,873)      (3,967)
  Transfers in (from other variable accounts)................   32,699      16,222         5,601       17,636       25,476
  Transfers out (to other variable accounts).................   (8,074)     (4,940)       (2,670)      (6,615)     (16,093)
  Transfers--other*..........................................   (1,148)     (1,283)       (1,192)      (1,361)      (1,211)
                                                               -------     -------       -------      -------      -------
NET INCREASE IN NET ASSETS
  DERIVED FROM POLICY TRANSACTIONS...........................   33,642      20,395        13,257       18,500       20,983
                                                               -------     -------       -------      -------      -------

NET INCREASE IN NET ASSETS                                      42,351      29,494        22,135       32,282       25,273

NET ASSETS
  Beginning of year..........................................   11,408      20,222        32,171       30,393       31,154
                                                               -------     -------       -------      -------      -------
  End of year................................................  $53,759     $49,716       $54,306      $62,675      $56,427
                                                               =======     =======       =======      =======      =======

*Prior year balances have been restated to conform with current year presentation.

See Notes to Financial Statements.

                     PACIFIC SELECT EXEC SEPARATE ACCOUNT

                         NOTES TO FINANCIAL STATEMENTS
                                  (Unaudited)


1. SIGNIFICANT ACCOUNTING POLICIES

   The Pacific Select Exec Separate Account (the "Separate Account") is registered as a unit investment trust under the Investment Company Act of 1940, as amended, and is currently comprised of twelve subaccounts called Variable
Accounts: the Money Market Variable Account, the High Yield Bond Variable Account, the Managed Bond Variable Account, the Government Securities Variable Account, the Growth Variable Account, the Aggressive Equity Variable Account (Note 5), the Growth LT Variable Account, the Equity Income Variable Account, the Multi-Strategy Variable Account, the Equity Index Variable Account, the International Variable Account, and the Emerging Markets Variable Account (Note
5). The assets in each Variable Account are invested in shares of the corresponding portfolios of Pacific Select Fund (the "Fund"), each of which pursues different investment objectives and policies.

   The Separate Account was established by Pacific Mutual Life Insurance Company ("Pacific Mutual") on May 12, 1988 and commenced operations on November 22, 1988. Under applicable insurance law, the assets and liabilities of the Separate Account are clearly identified and distinguished from the other assets and liabilities of Pacific Mutual. The assets of the Separate Account will not be charged with any liabilities arising out of any other business conducted by Pacific Mutual, but the obligations of the Separate Account, including benefits related to variable life insurance, are obligations of Pacific Mutual.

   The Separate Account held by Pacific Mutual represents funds from individual flexible premium variable life policies. The assets of these accounts are carried at market value.

   The preparation of the accompanying financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

A. Valuation of Investments

   Investments in shares of the Fund are valued at the reported net asset values of the respective portfolios.

B. Security Transactions

   Transactions are recorded on the trade date. Realized gains and losses on sales of investments are determined on the basis of identified cost.

C. Federal Income Taxes

   The operations of the Separate Account will be reported on the Federal income tax return of Pacific Mutual, which is taxed as a life insurance company under the provisions of the Tax Reform Act of 1986. Under current tax law, no Federal income taxes are expected to be paid by Pacific Mutual with respect to the operations of the Separate Account.

2. DIVIDENDS

   During 1996, the Fund has declared dividends for each portfolio. The amounts accrued by the Separate Account for its share of the dividends were reinvested in additional full and fractional shares of the related portfolio.

3. CHARGES AND EXPENSES

   With respect to variable life insurance policies funded by the Separate Account, Pacific Mutual makes certain deductions from premiums for sales load and state premium taxes before amounts are allocated to the Separate Account. Pacific Mutual also makes certain deductions from the net assets of each Variable Account for the mortality and expense risks Pacific Mutual assumes, administrative expenses, cost of insurance, charges for optional benefits and any sales and underwriting surrender charges. The operating expenses of the Separate Account are paid by Pacific Mutual.

4. RELATED PARTY AGREEMENT

   Pacific Mutual Distributors, Inc. (formerly known as Pacific Equities Network), a wholly-owned subsidiary of Pacific Mutual, is the principal underwriter of variable life insurance policies funded by interests in the Separate Account, and is compensated by Pacific Mutual.

                     PACIFIC SELECT EXEC SEPARATE ACCOUNT

                                  (Unaudited)




5. AGGRESSIVE EQUITY VARIABLE ACCOUNT AND EMERGING MARKETS VARIABLE ACCOUNT

   The Separate Account has organized and registered with the Securities and Exchange Commission two new Variable Accounts, the Aggressive Equity Variable Account and the Emerging Markets Variable Account. Both Variable Accounts commenced operations on April 8, 1996.

6. SELECTED ACCUMULATION UNIT** INFORMATION

   Selected accumulation unit information for the period ended June 30, 1996 were as follows:



                                                    High
                                     Money          Yield        Managed     Government                  Aggressive
                                     Market         Bond          Bond       Securities      Growth        Equity
                                    Variable      Variable      Variable      Variable      Variable      Variable
                                     Account       Account       Account       Account       Account       Account
                                     -------       -------       -------       -------       -------       -------
ACCUMULATION UNIT

  VALUE:

  Beginning                         $  14.52      $  21.74      $  19.86      $  19.28      $  23.89      $  10.00
                                    ========      ========      ========      ========      ========      ========
  Ending                            $  14.88      $  22.24      $  19.59      $  18.88      $  26.97      $  10.62
                                    ========      ========      ========      ========      ========      ========
Number of Units Outstanding at
  End of Period                    1,499,306       833,813     2,937,012       358,007     4,022,216       817,991

                                     Growth        Equity        Multi-        Equity        Inter-       Emerging
                                       LT          Income       Strategy       Index        national       Markets
                                    Variable      Variable      Variable      Variable      Variable      Variable
                                     Account       Account       Account       Account       Account       Account
                                     -------       -------       -------       -------       -------       -------
ACCUMULATION UNIT

  VALUE:

  Beginning                         $  15.49      $  23.72      $  21.60      $  20.21      $  15.55      $  10.00
                                    ========      ========      ========      ========      ========      ========
  Ending                            $  17.30      $  25.37      $  22.33      $  22.18      $  17.18      $  10.34
                                    ========      ========      ========      ========      ========      ========
Number of Units Outstanding at
  End of Period                    4,258,959     2,545,935     2,739,343     4,048,911     4,540,397        70,438



------------
  ** Accumulation Unit: unit of measure used to calculate the value of a Contract Owner's interest in a Variable Account during the Accumulation Period.

                     PACIFIC MUTUAL LIFE INSURANCE COMPANY

                          AUDITED FINANCIAL STATEMENTS
                        AS OF DECEMBER 31, 1995 AND 1994

    INDEPENDENT AUDITORS' REPORT

    Pacific Mutual Life Insurance Company:

    We have audited the accompanying statements of financial position of Pacific Mutual Life Insurance Company as of December 31, 1995 and 1994, and the related statements of operations and surplus, and of cash flow for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, such financial statements present fairly, in all material respects, the financial position of Pacific Mutual Life Insurance Company as of December 31, 1995 and 1994, and the results of its operations and its cash flow for the years then ended, in conformity with accounting practices prescribed or permitted by the Insurance Department of the State of California and with generally accepted accounting principles.

    DELOITTE & TOUCHE LLP

    Costa Mesa, California
    February 23, 1996

                     Pacific Mutual Life Insurance Company

                        STATEMENTS OF FINANCIAL POSITION

                                                      December 31,
                                                    1995        1994
------------------------------------------------------------------------
                                                     (In Thousands)
ASSETS
  Bonds                                          $ 6,699,489 $ 6,669,853
  Preferred stocks                                   156,097     132,604
  Common stocks                                       54,504      57,874
  Unconsolidated subsidiaries                        182,040     196,401
  Mortgage loans                                   1,388,743   1,421,182
  Real estate                                        145,178     157,507
  Home office properties                              48,446      51,419
  Policy loans                                     2,700,544   2,312,455
  Cash and short-term investments                    262,527      97,745
  Investment income due and accrued                  135,607     125,534
  Premiums due and uncollected, and other assets     295,159     245,243
  Separate account assets                          5,520,478   3,260,374
------------------------------------------------------------------------
TOTAL ASSETS                                     $17,588,812 $14,728,191
------------------------------------------------------------------------
LIABILITIES AND SURPLUS
Liabilities
  Policy reserves                                $ 7,204,362 $ 6,476,634
  Deposit funds                                    3,262,340   3,298,915
  Other liabilities                                  686,989     885,638
  Asset valuation reserve                            191,392     179,006
  Separate account liabilities                     5,520,478   3,260,374
------------------------------------------------------------------------
Total Liabilities                                 16,865,561  14,100,567
Surplus                                              723,251     627,624
------------------------------------------------------------------------
TOTAL LIABILITIES AND SURPLUS                    $17,588,812 $14,728,191
------------------------------------------------------------------------

See Notes to Financial Statements

                     Pacific Mutual Life Insurance Company

                      STATEMENTS OF OPERATIONS AND SURPLUS

                                                     Years Ended December 31,
                                                         1995         1994
------------------------------------------------------------------------------
                                                          (In Thousands)
REVENUES
  Premiums, annuity considerations and deposit funds   $2,919,920   $2,180,409
  Net investment income                                   945,546      879,116
  Other income                                              5,685        5,073
------------------------------------------------------------------------------
TOTAL REVENUES                                          3,871,151    3,064,598
------------------------------------------------------------------------------
BENEFITS AND EXPENSES
  Current and future policy benefits                    3,371,448    2,659,601
  Operating expenses                                      309,588      249,018
  Premium and other taxes (excluding tax on capital
   gains)                                                  35,168       28,705
  Dividends to policyowners                                16,639       17,162
------------------------------------------------------------------------------
TOTAL BENEFITS AND EXPENSES                             3,732,843    2,954,486
------------------------------------------------------------------------------
INCOME BEFORE FEDERAL INCOME TAXES                        138,308      110,112
Federal income taxes                                       59,470       41,510
------------------------------------------------------------------------------
NET GAIN FROM OPERATIONS                                   78,838       68,602
NET REALIZED CAPITAL GAINS                                  6,311       12,424
------------------------------------------------------------------------------
NET INCOME                                           $     85,149 $     81,026
------------------------------------------------------------------------------
SURPLUS
Net income                                           $     85,149 $     81,026
Other surplus transactions, net                            10,478     (36,178)
------------------------------------------------------------------------------
Increase in surplus                                        95,627       44,848
Surplus, beginning of year                                627,624      582,776
------------------------------------------------------------------------------
SURPLUS, END OF YEAR                                 $    723,251 $    627,624
------------------------------------------------------------------------------

See Notes to Financial Statements

                     Pacific Mutual Life Insurance Company

                            STATEMENTS OF CASH FLOW

                                                    Years Ended December 31,
                                                        1995          1994
-------------------------------------------------------------------------------
                                                         (In Thousands)
CASH FLOW FROM OPERATING ACTIVITIES
Receipts
  Premiums, annuity considerations and deposit
   funds                                            $  2,687,698  $  1,687,583
  Net investment income                                  927,918       809,791
  Allowances and reserve adjustments on reinsurance
   ceded                                                 187,380       491,363
  Other                                                   13,885        23,862
Payments
  Policy benefit payments                             (1,677,788)   (1,408,650)
  Net policy loans                                      (388,320)     (352,358)
  Operating expenses                                    (278,138)     (247,437)
  Net transfer to separate accounts                   (1,178,622)     (594,284)
  Premium and other taxes                                (41,116)      (34,795)
  Dividends to policyowners                              (16,715)      (17,319)
  Federal income taxes                                   (35,779)      (23,995)
-------------------------------------------------------------------------------
NET CASH FLOW PROVIDED BY OPERATING ACTIVITIES           200,403       333,761
-------------------------------------------------------------------------------
CASH FLOW FROM INVESTING ACTIVITIES
Proceeds
  Bonds                                                2,496,486     2,937,210
  Stocks                                                 208,235       139,785
  Mortgage loans                                         261,514       390,642
  Real estate                                             21,419        20,163
  Other investments                                       49,089        47,132
Payments for the purchase of
  Bonds                                               (2,431,687)   (3,673,859)
  Stocks                                                (222,678)     (126,823)
  Mortgage loans                                        (239,355)     (230,859)
  Real estate                                             (4,716)      (17,466)
  Other investments                                     (124,164)     (114,106)
-------------------------------------------------------------------------------
NET CASH FLOW PROVIDED BY (USED IN)
  INVESTING ACTIVITIES                                    14,143      (628,181)
-------------------------------------------------------------------------------

(Continued)

See Notes to Financial Statements

                     Pacific Mutual Life Insurance Company

                            STATEMENTS OF CASH FLOW

                                                    Years Ended December 31,
(Continued)                                                1995        1994
------------------------------------------------------------------------------
                                                         (In Thousands)
CASH FLOW FROM FINANCING ACTIVITIES
Issuance (repayment) of short-term borrowings       $   (49,764) $     49,764
------------------------------------------------------------------------------
NET CASH FLOW PROVIDED BY (USED IN) FINANCING
 ACTIVITIES                                             (49,764)       49,764
------------------------------------------------------------------------------
Increase (decrease) in cash and short-term
 investments                                            164,782      (244,656)
Cash and short-term investments, beginning of year       97,745       342,401
------------------------------------------------------------------------------
CASH AND SHORT-TERM INVESTMENTS, END OF YEAR        $   262,527  $     97,745
------------------------------------------------------------------------------
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
  Interest paid                                     $    18,376  $     22,120
------------------------------------------------------------------------------

See Notes to Financial Statements

                     Pacific Mutual Life Insurance Company

                         NOTES TO FINANCIAL STATEMENTS

1.SIGNIFICANT ACCOUNTING POLICIES

    DESCRIPTION OF BUSINESS

    Pacific Mutual Life Insurance Company ("Pacific Mutual") was established in 1868 and is organized under the laws of the State of California as a mutual life insurance company. Pacific Mutual conducts business in every state except New York.

    Pacific Mutual, including its subsidiaries and affiliates, has primary business segments which consist of life insurance, annuities, pension products, group employee benefits and investment management and advisory services. These primary business segments provide products for individuals and corporations and offer a range of investment products to institutions and pension plans.

    BASIS OF PRESENTATION

    Pacific Mutual's financial statements are prepared in accordance with accounting practices prescribed or permitted by the Insurance Department of the State of California, which are currently considered generally accepted accounting principles ("GAAP") for mutual life insurance companies. Prescribed statutory accounting practices include a variety of publications of the National Association of Insurance Commissioners ("NAIC"), as well as state laws, regulations, and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed. The financial statements of Pacific Mutual are not consolidated with those of its subsidiaries.

    The Financial Accounting Standards Board ("FASB") has issued certain pronouncements effective for 1996 financial statements and thereafter that will no longer allow statutory financial statements of mutual life insurance companies to be described as being prepared in conformity with GAAP.

    Upon the effective date of these pronouncements, in order for their financial statements to be described as being prepared in accordance with GAAP, mutual life insurance companies and their insurance subsidiaries will be required to adopt all applicable authoritative GAAP pronouncements in any general purpose financial statements that they may issue. Pacific Mutual intends to issue 1996 general purpose financial statements reflecting the adoption of all applicable GAAP pronouncements.

    INVESTMENTS

    Bonds qualifying for amortization are carried at amortized cost; all other bonds are carried at prescribed values. Preferred stocks are principally stated at amortized cost. Unaffiliated common stocks are carried at market value. Investments in unconsolidated subsidiaries are reported on the equity method of accounting, except for Pacific Corinthian Life Insurance Company ("PCL") (Note 2) which is carried at cost.

    Mortgage loans and policy loans are stated at unpaid principal balances. Real estate is valued at the lower of depreciated cost or market, less related mortgage debt. Real estate is depreciated using the straight-line method over 30 years.

    Short-term investments generally mature within a year and are carried at amortized cost which approximates estimated fair value.

    The Asset Valuation Reserve ("AVR") is computed in accordance with a prescribed formula and is designed to stabilize surplus against valuation and credit-related losses for certain invested assets. Changes to the AVR are reported as direct additions or deductions from surplus. The Interest Maintenance Reserve ("IMR"), included in other liabilities on the accompanying statements of financial position, results in the deferral of after-tax realized capital gains and losses attributable to interest rate fluctuations on fixed income investments. These capital gains and losses are amortized into investment income over the remaining life of the investment sold. The IMR was $25.3 million and $13.1 million as of December 31, 1995 and 1994, respectively.

                     Pacific Mutual Life Insurance Company

                         NOTES TO FINANCIAL STATEMENTS

1.SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

    Net realized capital gains and losses are determined on the specific identification method and are presented net of federal capital gains tax of $18.5 million and $(2.3) million and transfers to the IMR of $22.6 million and $(.4) million for the years ended December 31, 1995 and 1994, respectively.

    Derivatives which qualify for hedge accounting are valued consistently with the hedged items. Realized hedged gains and losses on fixed income contracts are deferred and amortized over the average life of the related hedged assets or insurance liabilities. Realized gains and losses on equity securities, which are marked to market, are recognized immediately. Derivatives which do not qualify for hedge accounting are valued at market value through surplus while still held and when realized through income.

    On November 15, 1994, Pacific Financial Asset Management Corporation ("PFAMCo"), a wholly-owned, subsidiary of Pacific Mutual, and five of its subsidiaries (Pacific Investment Management Company and subsidiaries, Parametric Portfolio Associates, Inc., Cadence Capital Management Corporation, NFJ Investment Group, Inc. and Blairlogie Capital Management Limited) entered into an agreement and plan of consolidation with Thomson Advisory Group L.P., a Delaware limited partnership with publicly traded units, to merge into a newly capitalized partnership named PIMCO Advisors L.P. Collectively, PFAMCo and various of its subsidiaries beneficially own approximately 42% of the outstanding general and limited partner units of PIMCO Advisors L.P. as of December 31, 1995 and 1994. Net cash distributions received on these units are recorded as income as permitted by the Insurance Department of the State of California.

    On December 21, 1995, Pacific Mutual completed a subsidiary reorganization in which PFAMCo became a direct, wholly-owned subsidiary of Pacific Mutual. Prior to that PFAMCo was a wholly-owned second-tier subsidiary of Pacific Mutual. The intermediate company, Pacific Financial Holding Company ("PFHC") and certain of its assets and liabilities were merged into PFAMCo in connection with this reorganization. The remaining assets were merged into Pacific Mutual which consisted of investments in subsidiaries as follows: Pacific Equities Network, PM Group Life Insurance Company and PFAMCo.

    POLICY RESERVES AND DEPOSIT FUNDS

    Life insurance reserves are valued using the net level premium method, the Commissioners' Reserve Valuation Method, or other modified reserve methods.

    Reserves for individual annuities are maintained principally on the Commissioners' Annuity Reserve Valuation Method. Group annuity contract reserves are valued using the net single premium method.

    The liability for deposit funds, including guaranteed interest contracts, is based primarily upon and is not less than the policyowners' equity in their deposit accounts, including credited interest.

    REVENUES AND EXPENSES

    Premiums are recognized as income over the premium paying period. Deposits made in connection with annuity contracts are recognized as revenue when received. Investment income is recorded as earned.

    Expenses, including policy acquisition costs, such as commissions, and Federal income taxes are charged to operations as incurred.

    DIVIDENDS

    Dividends are provided based on dividend formulas approved by the Board of Directors and reviewed for reasonableness and equitable treatment of policyowners by an independent consulting actuary.

                     Pacific Mutual Life Insurance Company

                         NOTES TO FINANCIAL STATEMENTS

1.SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

    FEDERAL INCOME TAXES

    Pacific Mutual is taxed as a life insurance company for Federal income tax purposes. Pacific Mutual's income tax return is consolidated with all its includable domestic subsidiaries except PCL. The amount of Federal income tax expense includes an equity tax calculated by a prescribed formula that incorporates a differential earnings rate between stock and mutual life insurance companies. Under prescribed statutory accounting practices, deferred tax assets and liabilities are not recorded. The difference between the effective tax rate and the statutory tax rate of 35% for 1995 and 1994 is primarily due to certain policy acquisition costs being deferred and amortized over a ten-year period for tax purposes, reserve differences, non-taxable investment income and the equity tax.

    OTHER SURPLUS TRANSACTIONS

    Other surplus transactions consist primarily of unrealized capital gains and losses, changes in nonadmitted assets, and changes in the AVR.

    SEPARATE ACCOUNTS

    Separate account assets are recorded at market value and the related liabilities represent segregated contract owner funds maintained in accounts with individual investment objectives. The investment results of separate account assets generally pass through to separate account policy owners and contract owners.

    FAIR VALUE OF FINANCIAL INSTRUMENTS

    The estimated fair value of financial instruments disclosed in Notes 3 and 4 have been determined using available market information and appropriate valuation methodologies. However, considerable judgment is required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented may not be indicative of the amounts Pacific Mutual could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies could have a significant effect on the estimated fair value amounts.

    USE OF ESTIMATES

    The preparation of financial statements in conformity with accounting practices prescribed or permitted by regulatory authorities and generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    RECLASSIFICATIONS

    Certain prior year amounts have been reclassified to conform to the 1995 financial statement presentation.

2.REHABILITATION OF FIRST CAPITAL LIFE INSURANCE COMPANY

    Pursuant to a five-year rehabilitation agreement approved by a California Superior Court and the Insurance Department of the State of California in July 1992, Pacific Mutual, through its wholly-owned subsidiary, PCL, will facilitate the rehabilitation of First Capital Life Insurance Company ("FCL"). In accordance with the rehabilitation agreement, insurance policies of FCL were restructured and assumed by PCL on December 31, 1992.

    The rehabilitation agreement provides for the holders of restructured policies to share in a substantial percentage of the unallocated surplus of PCL at the end of the rehabilitation period. Policyholders have the option to surrender their restructured policies with reduced benefits during this five-year period. During the rehabilitation

                     Pacific Mutual Life Insurance Company

                         NOTES TO FINANCIAL STATEMENTS

2.REHABILITATION OF FIRST CAPITAL LIFE INSURANCE COMPANY (CONTINUED) plan period, PCL is prohibited from issuing new insurance policies. At the end of the rehabilitation period, PCL will merge into Pacific Mutual, with Pacific Mutual as the surviving entity. Substantially all of the assets and certain of the liabilities of FCL were assumed by PCL on December 31, 1992, pursuant to an assumption reinsurance agreement and asset purchase agreement.

    In accordance with the rehabilitation agreement, PCL was capitalized by a cash contribution of $8.3 million from Pacific Mutual and a $45 million certificate of contribution provided by a wholly-owned subsidiary of Pacific Mutual for a total of $53.3 million initial capitalization.

    In the event PCL is unable to pay contract benefits, Pacific Mutual is obligated to contribute funds to pay those benefits in accordance with the rehabilitation agreement.

3.INVESTMENTS IN DEBT SECURITIES

    The statement value, gross unrealized gains and losses and estimated fair value of bonds and redeemable preferred stocks ("debt securities"), including short-term investments, are shown below. The estimated fair value of publicly traded securities was based on quoted market prices. For securities not actively traded, estimated fair values were provided by independent pricing services specializing in "matrix pricing" and modeling techniques. Pacific Mutual also estimates certain fair values based on interest rates, credit quality and average maturity or from securities with comparable trading characteristics.

                                                  Gross Unrealized  Estimated
                                       Statement  -----------------    Fair
                                         Value     Gains    Losses    Value
                                 ---------------------------------------------
                                                   (In Thousands)
     December 31, 1995:
     U.S. Treasury securities and
      obligations of U.S. government
      authorities and agencies         $  147,436 $ 28,214          $  175,650
     Obligations of states, political
      subdivisions and foreign
      governments                         452,273   66,960 $  3,064    516,169
     Corporate securities               3,901,979  442,497   46,539  4,297,937
     Mortgage-backed securities         2,438,052  116,650   10,106  2,544,596
     Redeemable preferred stock            89,191    2,840    2,472     89,559
                                 ---------------------------------------------
     Total                             $7,028,931 $657,161 $ 62,181 $7,623,911
                                 ---------------------------------------------
     December 31, 1994:
     U.S. Treasury securities and
      obligations of U.S. government
      authorities and agencies         $  216,201 $  1,064 $ 37,113 $  180,152
     Obligations of states, political
      subdivisions and foreign
      governments                         321,798    5,371   16,309    310,860
     Corporate securities               3,771,271  104,311  160,712  3,714,870
     Mortgage-backed securities         2,475,472   28,472   81,111  2,422,833
     Redeemable preferred stock            81,026      343    5,031     76,338
                                 ---------------------------------------------
     Total                             $6,865,768 $139,561 $300,276 $6,705,053
                                 ---------------------------------------------

                     Pacific Mutual Life Insurance Company

                         NOTES TO FINANCIAL STATEMENTS

3.INVESTMENTS IN DEBT SECURITIES (CONTINUED)

    The statement value and estimated fair value of debt securities as of December 31, 1995 by contractual repayment date of principal are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                          Estimated
                                              Statement     Fair
                                                Value       Value
                                                         -----------
                                                 (In Thousands)
     Due in one year or less                 $   445,645 $   449,283
     Due after one year through five years     1,319,487   1,426,373
     Due after five years through ten years    1,409,209   1,542,228
     Due after ten years                       1,416,538   1,661,431
                                                         -----------
                                               4,590,879   5,079,315
     Mortgage-backed securities                2,438,052   2,544,596
                                                         -----------
     Total                                   $ 7,028,931 $ 7,623,911
                                                         -----------

    Proceeds from sales of investments in debt securities were $1.4 billion and $1.5 billion for the years ended December 31, 1995 and 1994, respectively. In 1995 and 1994, gross gains of $36 million and $30 million and gross losses of $14 million and $43 million, respectively, were realized on those sales.

4.FINANCIAL INSTRUMENTS

    The estimated fair values of Pacific Mutual's financial instruments, including debt securities, are as follows:

                                 December 31, 1995       December 31, 1994
                               Statement   Estimated   Statement   Estimated
                                 Value    Fair Value     Value    Fair Value
                                      ----------------------------------------
                                              (In Thousands)
     Assets:
       Debt securities (Note
        3)                    $ 7,028,931 $ 7,623,911 $ 6,865,768 $ 6,705,053
       Preferred and common
        stocks                    121,420     139,613     109,458     116,993
       Mortgage loans           1,388,743   1,500,000   1,421,182   1,452,596
       Policy loans             2,700,544   2,700,544   2,312,455   2,312,455
       Derivative financial
        instruments:
         Interest rate swaps        1,068       3,379         121     (24,809)
         Other                     18,008      30,649       2,672      (2,822)
     Liabilities:
       Guaranteed interest
        contracts               2,375,898   2,459,323   2,635,356   2,614,961
       Deposit liabilities        876,276     899,393     897,743     859,469
       Annuity liabilities        308,742     311,441     220,026     223,423
       Other derivative fi-
        nancial instruments         2,373       1,490       2,270       2,128
     Surplus:
       Contribution certifi-
        cates                     149,596     157,688     149,593     124,313

                     Pacific Mutual Life Insurance Company

                         NOTES TO FINANCIAL STATEMENTS

4.FINANCIAL INSTRUMENTS (CONTINUED)

    The following methods and assumptions were used to estimate the fair values of these financial instruments as of December 31, 1995 and 1994:

    PREFERRED AND COMMON STOCKS

    The estimated fair values are based on quoted market prices or dealer quotes.

    MORTGAGE LOANS

    The estimated fair value of the mortgage loan portfolio is determined by discounting the estimated future cash flows, using a year-end market rate which is applicable to the yield, credit quality and average maturity of the composite portfolio.

    POLICY LOANS

    The statement value of policy loans is a reasonable estimate of their fair value.

    GUARANTEED INTEREST CONTRACTS AND DEPOSIT LIABILITIES

    The estimated fair values of fixed-maturity guaranteed interest contracts are estimated using the rates currently offered for deposits of similar remaining maturities. The estimated fair values of deposit liabilities with no defined maturities are the amounts payable on demand.

    Pacific Mutual has issued PRO GIC and Diversifier GIC contracts to plan sponsors totaling $914 million as of December 31, 1995, pursuant to the terms of which the plan sponsor retains direct ownership and control of the assets related to these contracts. Pacific Mutual agrees to provide benefit responsiveness in the event that plan benefit requests exceed plan cash flows. In return for this guarantee, Pacific Mutual receives a fee which varies by contract. Pacific Mutual sets the investment guidelines to provide for appropriate credit quality and cash flow matching.

    ANNUITY LIABILITIES

    The fair value of annuity liabilities approximates statement value and primarily includes policyholder deposits and accumulated credited interest.

    DERIVATIVE FINANCIAL INSTRUMENTS

    Pacific Mutual utilizes certain derivative financial instruments to diversify its business risk and to minimize its exposure to fluctuations in market prices, interest rates, or basis risk. Pacific Mutual has also set aside a corporate total return portfolio utilizing derivative financial instruments. These instruments include interest rate and currency swaps, asset swaps, credit derivatives, forwards, options held, options written, and futures contracts, and involve elements of credit risk and market risk in excess of amounts recognized in the accompanying financial statements. The notional amounts of those instruments reflect the extent of involvement in those various types of financial instruments. The estimated fair values of these instruments are based on market or dealer quotes. Pacific Mutual determines, on an individual counterparty basis, the need for collateral or other security to support financial instruments with off-balance sheet credit risks.

                     Pacific Mutual Life Insurance Company

                         NOTES TO FINANCIAL STATEMENTS

4.FINANCIAL INSTRUMENTS (CONTINUED)

    Options and Floors

    Pacific Mutual uses options and floors to hedge against fluctuations in interest rates and in its corporate total return portfolio. Cash requirements on options held are limited to the premium paid by Pacific Mutual at acquisition. Pacific Mutual uses written options on a limited basis consisting primarily of covered calls. Gains and losses on covered calls are offset by gains and losses on the underlying position. Options and floors held are reported as assets and options written are reported as liabilities. As of December 31, 1995, the notional amount of options held and options written approximated $1.3 billion and $30 million, respectively. As of December 31, 1994, the notional amount of options held and options written approximated $1.5 billion and $42 million, respectively. Option contracts mature during 1996 through 2007.

    Interest Rate Swap Contracts

    Pacific Mutual has entered into interest rate swap contracts to reduce the impact of changes in interest rates on its variable short-term and long-term investments. These contracts effectively change the interest rate exposure on variable rate notes to fixed rates which range from 1.9% to 8.9% as of December 31, 1995, and from 1.9% to 8.6% as of December 31, 1994. Interest rate swap contracts mature during 1996 through 2013. As of December 31, 1995 and 1994, interest rate swap contracts outstanding with financial institutions had a total notional amount of $656 million and $411 million, respectively.

    Asset Swap Contracts

    Pacific Mutual has entered into an asset swap contract to reduce interest rate risk by shortening both the duration and maturity of one of its fixed rate investments. The asset swap contract matures during 1998. As of December 31, 1995, the asset swap contract had a notional amount of $10 million.

    Credit Derivatives

    Pacific Mutual uses credit derivatives to take advantage of market opportunities. As of December 31, 1995 and 1994, the notional amount of credit derivatives outstanding approximated $90 million and $66 million, respectively. Credit derivatives mature during 1996 through 2000.

    Foreign Currency Exchange Contracts

    Pacific Mutual enters into foreign currency exchange contracts that are used to hedge against fluctuations in foreign currency-denominated assets and related income. Gains and losses on such agreements offset currency gains and losses on the related assets. As of December 31, 1995 and 1994, the notional amount of foreign currency exchange contracts approximated $15 million and $35 million, respectively. Foreign currency exchange contracts expire during 1998 and 1999.

    Future Contracts

    Pacific Mutual uses exchange-traded futures contracts for asset and liability management of fixed maturity securities and insurance liabilities and for hedging market fluctuations on equity securities. Price changes on futures are settled daily through the daily margin cash flows. As of December 31, 1995 and 1994, the notional amounts of futures contracts were $340 million and $163 million, respectively. The notional amounts of the contracts do not represent future cash requirements, as Pacific Mutual intends to close out open positions prior to expiration.

                     Pacific Mutual Life Insurance Company

                         NOTES TO FINANCIAL STATEMENTS

4.FINANCIAL INSTRUMENTS (CONTINUED)

    CONTRIBUTION CERTIFICATES

    The estimated fair value of contribution certificates is based on market quotes.

5.CONCENTRATION OF CREDIT RISK

    Pacific Mutual manages its investments to limit credit risk by diversifying its portfolio among various security types and industry sectors. The credit risk of financial instruments is controlled through credit approvals, limits and monitoring procedures. Real estate and mortgage loan investments are diversified by geographic location and property type. Management believes that significant concentrations of credit risk do not exist.

    Pacific Mutual is exposed to credit loss in the event of nonperformance by the other parties to the interest rate swaps contracts and other derivative securities. However, Pacific Mutual does not anticipate nonperformance by the counterparties.

6.UNCONSOLIDATED SUBSIDIARIES

    Pacific Mutual's subsidiary operations primarily include other life and health insurance and investment management and advisory services. As of December 31, 1995 and 1994, subsidiary assets were $4.5 billion and liabilities were $4.3 billion as of December 31, 1995 and $4.2 billion as of December 31, 1994.

    Revenue and net income, including PCL, were $908 million and $63 million for the year ended December 31, 1995, and $1.1 billion and $75 million for the year ended December 31, 1994. Dividends from subsidiaries totaled $64.7 million and $2 million for the years ended December 31, 1995 and 1994, respectively. Earnings of subsidiaries, excluding PCL, and excluding capital gains, are included in net investment income.

7.BORROWINGS

    Pacific Mutual borrows for short-term needs by issuing commercial paper. Approximately $50 million was outstanding as of December 31, 1994, bearing an interest rate of 5.86%, and was repaid in January, 1995. There were no borrowings outstanding as of December 31, 1995.

    In addition, Pacific Mutual had available a revolving credit facility totaling approximately $250 million as of December 31, 1995 and 1994. There were no borrowings outstanding as of December 31, 1995 and 1994.

8.CONTRIBUTION CERTIFICATES

    Pacific Mutual has $150 million of Contribution Certificates (the "Certificates"), also referred to as Surplus Notes, outstanding at an interest rate of 7.9% maturing on December 30, 2023. Interest is payable semiannually on June 30 and December 30. The Certificates may not be redeemed at the option of Pacific Mutual or any holder of the Certificates. The Certificates are unsecured and subordinated to all present and future senior indebtedness and policy claims of Pacific Mutual. Each payment of interest on and the payment of principal of the Certificates may be made only out of Pacific Mutual's surplus and with the prior approval of the Insurance Commissioner of the State of California. In accordance with accounting practices prescribed or permitted by the Insurance Department of the State of California, the Certificates are not part of the liabilities of Pacific Mutual and are included in surplus.

                     Pacific Mutual Life Insurance Company

                         NOTES TO FINANCIAL STATEMENTS

9.REINSURANCE
    Pacific Mutual has reinsurance agreements with other insurance companies for the purpose of diversifying risk and limiting exposure on larger risks. For the years ended December 31, 1995 and 1994, individual life and annuity premiums assumed were $16 million and $20 million and premiums ceded were $339 million and $363 million, respectively. Amounts recoverable from reinsurers for individual life and annuities include reinsured and paid claims of $8 million and $13 million as of December 31, 1995 and 1994, respectively. Policy benefits payable are net of reinsurance recoveries of $8 million and $4 million at December 31, 1995 and 1994, respectively.

    Pacific Mutual also reinsures substantially all of its group life and health business with a subsidiary insurance company. Premiums of $72 million and $90 million, and benefits of $53 million and $70 million were ceded during the years ended December 31, 1995 and 1994, respectively.

    Amounts payable to the subsidiary under this agreement were $6 million and $8 million as of December 31, 1995 and 1994, respectively.

    To the extent that the assuming companies become unable to meet their obligations under these treaties, Pacific Mutual remains contingently liable. However, Pacific Mutual does not anticipate nonperformance by these assuming companies.

10.PENSION PLAN AND OTHER POSTRETIREMENT BENEFITS

    PENSION PLAN

    Pacific Mutual maintains a defined benefit pension plan covering eligible employees and agents. In 1995, Pacific Mutual accrued $2.5 million in pension expense that will be funded in 1996 based on the latest actuarial valuation report. No expense or contributions were made during 1994 because of the funded status of the plans and related income tax considerations. Accumulated benefits and net assets available for benefits as of the latest valuation dates (January 1, 1995 and April 1, 1994) are as follows:

                                                           1995      1994
                                               -----------------------------
                                                           (In Thousands)
       Actuarial present value of accumulated benefits:
         Vested                                          $  92,966 $  88,122
         Nonvested                                             392     1,115
                                               -----------------------------
       Total                                             $  93,358 $  89,237
                                               -----------------------------
       Net assets available for benefits                 $ 107,530 $ 111,089
                                               -----------------------------

    The above present values were determined using an assumed discount rate of 8.5% in 1995 and 1994.

    POSTRETIREMENT HEALTHCARE AND LIFE INSURANCE PLANS

    Pacific Mutual sponsors a defined benefit health care plan and a defined benefit life insurance plan ("The Plans") that provide postretirement benefits for all eligible retirees and their dependents. Generally, qualified employees may become eligible for these benefits if they reach normal retirement age, have been covered under Pacific Mutual's policy as an active employee for a minimum continuous period prior to the date retired, and have an employment date before January 1, 1990. The Plans contain cost-sharing features such as deductibles and coinsurance and require retirees to make contributions which can be adjusted annually. Pacific Mutual's

                     Pacific Mutual Life Insurance Company

                         NOTES TO FINANCIAL STATEMENTS

10.PENSION PLAN AND OTHER POSTRETIREMENT BENEFITS (CONTINUED) commitment to qualified employees who retire after April 1, 1994 is limited to specific dollar amounts. Pacific Mutual reserves the right to modify or terminate The Plans at any time. As in the past, the general policy is to fund these benefits on a pay-as-you-go basis. The amount of benefits paid under The Plans for the years ended December 31, 1995 and 1994 was approximately $1.7 million for both years.

    Pacific Mutual utilizes the accrual method of accounting for the costs of The Plans as prescribed by the Insurance Department of the State of California and amortizes its transition obligation of $26.7 million over twenty years.

    Components of net periodic postretirement benefit cost are as follows (In Thousands):

                                                  Years Ended December 31,
                                                      1995          1994
                                                  ---------------------------
        Service cost                              $        177  $        186
        Interest cost                                    1,921         1,790
        Amortization                                      (260)         (260)
                                                  ---------------------------
                                                         1,838         1,716
        Recognized transition obligation-net             1,336         1,337
                                                  ---------------------------
        Net periodic postretirement benefit cost  $      3,174  $      3,053
                                                  ---------------------------

    The following table presents The Plans' funded status reconciled with amounts recorded in other liabilities on Pacific Mutual's statement of financial position (In Thousands):

                                                          1995      1994
                                               ----------------------------
        Accumulated postretirement obligation:
          Retirees                                      $ 20,936  $ 20,580
          Fully eligible active plan participants          1,695     1,346
          Other active plan participants                   2,290     2,455
                                               ----------------------------
                                                          24,921    24,381
        Fair value of plan assets                              0         0
                                               ----------------------------
        Unfunded accumulated postretirement obligation    24,921    24,381
        Unrecognized net gain                                878       942
        Prior service cost                                 1,589     1,849
        Unrecognized transition obligation-net           (22,720)  (24,056)
                                               ----------------------------
        Accrued postretirement benefit liability        $  4,668  $  3,116
                                               ----------------------------

    The assumed health care cost trend rate used in measuring the accumulated benefit obligation was 10% for 1995 and 11% for 1994, and is assumed to decrease gradually to 5% in 2003 and remain at that level thereafter. The amount reported is materially affected by the health care cost trend rate assumptions. If the health care cost trend

                     Pacific Mutual Life Insurance Company

                         NOTES TO FINANCIAL STATEMENTS

10.PENSION PLAN AND OTHER POSTRETIREMENT BENEFITS (CONTINUED) rate assumptions were increased by 1%, the accumulated postretirement benefit obligation as of December 31, 1995 and 1994 would be increased by 10.9% and 11.2%, respectively. The effect of this change would increase the aggregate of the service, interest and amortization cost components of the net periodic benefit cost by 11.4% and 13.6%, respectively.

    The discount rate used in determining the accumulated postretirement benefit obligation is 7% and 8% for 1995 and 1994, respectively.

11.INVESTMENT COMMITMENTS

    Pacific Mutual has outstanding commitments to make investments in bonds and other invested assets as follows (In Thousands):

        Year ended December
        31:
        -------------------
         1996                 $ 179,551
         1997-2000               88,698
         2001 and thereafter     32,091

        Total                 $ 300,340


12.LITIGATION

    Pacific Mutual and its subsidiaries are respondents in a number of legal proceedings, some of which involve extra-contractual damages. In the opinion of management, the outcome of these proceedings is not likely to have a material adverse effect on the financial position of Pacific Mutual.

    --------------------------------------------------------------------------

                     PACIFIC MUTUAL LIFE INSURANCE COMPANY

                         UNAUDITED FINANCIAL STATEMENTS
                              AS OF JUNE 30, 1996
              AND FOR THE SIX MONTHS ENDED JUNE 30, 1996 AND 1995

                     Pacific Mutual Life Insurance Company

                        STATEMENT OF FINANCIAL POSITION
                                  (Unaudited)

                                                    June 30,
                                                      1996
---------------------------------------------------------------
                                                 (In Thousands)
ASSETS
  Bonds                                           $ 7,463,993
  Preferred stocks                                    157,698
  Common stocks                                        64,668
  Unconsolidated subsidiaries                         197,687
  Mortgage loans                                    1,378,267
  Real estate                                         141,784
  Home office properties                               47,743
  Policy loans                                      2,767,737
  Cash and short-term investments                      76,080
  Investment income due and accrued                   163,132
  Premiums due and uncollected, and other assets      293,064
  Separate account assets                           6,699,629
---------------------------------------------------------------
TOTAL ASSETS                                      $19,451,482
---------------------------------------------------------------
LIABILITIES AND SURPLUS
Liabilities
  Policy reserves                                 $ 7,503,832
  Deposit funds                                     3,465,254
  Other liabilities                                   800,639
  Asset valuation reserve                             199,097
  Separate account liabilities                      6,699,629
---------------------------------------------------------------
Total Liabilities                                  18,668,451
Surplus                                               783,031
---------------------------------------------------------------
TOTAL LIABILITIES AND SURPLUS                     $19,451,482
---------------------------------------------------------------

See Note to Financial Statements

                     Pacific Mutual Life Insurance Company

                      STATEMENTS OF OPERATIONS AND SURPLUS
                                  (Unaudited)

                                                     Six Months Ended June 30,
                                                         1996         1995
------------------------------------------------------------------------------
                                                          (In Thousands)
REVENUES
  Premiums, annuity considerations and deposit funds   $2,020,639   $1,463,457
  Net investment income                                   494,944      470,704
  Other income                                             22,680       18,554
------------------------------------------------------------------------------
TOTAL REVENUES                                          2,538,263    1,952,715
------------------------------------------------------------------------------
BENEFITS AND EXPENSES
  Current and future policy benefits                    2,252,006    1,718,096
  Operating expenses                                      172,908      135,774
  Premium and other taxes (excluding tax on capital
   gains)                                                  17,057       15,077
  Dividends to policyowners                                 9,583        9,363
------------------------------------------------------------------------------
TOTAL BENEFITS AND EXPENSES                             2,451,554    1,878,310
------------------------------------------------------------------------------
INCOME BEFORE FEDERAL INCOME TAXES                         86,709       74,405
Federal income taxes                                       45,938       45,127
------------------------------------------------------------------------------
NET GAIN FROM OPERATIONS                                   40,771       29,278
NET REALIZED CAPITAL GAINS                                 18,473        2,148
------------------------------------------------------------------------------
NET INCOME                                           $     59,244 $     31,426
------------------------------------------------------------------------------
SURPLUS
Net income                                           $     59,244 $     31,426
Other surplus transactions, net                               536        3,172
------------------------------------------------------------------------------
Increase in surplus                                        59,780       34,598
Surplus, beginning of period                              723,251      627,624
------------------------------------------------------------------------------
SURPLUS, END OF PERIOD                               $    783,031 $    662,222
------------------------------------------------------------------------------

See Note to Financial Statements

                     Pacific Mutual Life Insurance Company

                            STATEMENTS OF CASH FLOW
                                  (Unaudited)

                                                    Six Months Ended June 30,
                                                        1996          1995
-------------------------------------------------------------------------------
                                                         (In Thousands)
CASH FLOW FROM OPERATING ACTIVITIES
Receipts
  Premiums, annuity considerations and deposit
   funds                                            $  1,976,681  $  1,456,159
  Net investment income                                  382,817       390,390
  Allowances and reserve adjustments on reinsurance
   ceded                                                  35,715        28,352
  Other                                                   99,989
Payments
  Policy benefit payments                               (933,575)     (791,899)
  Net policy loans                                       (66,911)      (40,440)
  Operating expenses                                    (171,715)     (129,968)
  Net transfer to separate accounts                     (804,517)     (476,532)
  Premium and other taxes                                (20,718)      (24,477)
  Dividends to policyowners                               (9,802)       (9,545)
  Federal income taxes                                   (97,148)      (14,230)
Other applications, net                                                (23,467)
-------------------------------------------------------------------------------
NET CASH FLOW PROVIDED BY OPERATING ACTIVITIES           390,816       364,343
-------------------------------------------------------------------------------
CASH FLOW FROM INVESTING ACTIVITIES
Proceeds
  Bonds                                                1,171,813     1,080,201
  Stocks                                                 143,772        74,947
  Mortgage loans                                         106,816       129,865
  Real estate                                              2,372         3,412
  Other investments                                       42,020        59,310
Payments for the purchase of
  Bonds                                               (1,888,627)   (1,363,710)
  Stocks                                                (122,945)      (87,817)
  Mortgage loans                                        (100,764)     (115,727)
  Real estate                                             (1,018)       (1,422)
  Other investments                                      (45,485)      (33,979)
-------------------------------------------------------------------------------
NET CASH FLOW USED IN
  INVESTING ACTIVITIES                                  (692,046)     (254,920)
-------------------------------------------------------------------------------

(Continued)

See Note to Financial Statements

                     Pacific Mutual Life Insurance Company

                            STATEMENTS OF CASH FLOW
                                  (Unaudited)

                                                   Six Months Ended June 30,
(Continued)                                                1996        1995
-----------------------------------------------------------------------------
                                                        (In Thousands)
CASH FLOW FROM FINANCING ACTIVITIES
Issuance of short-term borrowings                  $    114,783  $    158,281
-----------------------------------------------------------------------------
NET CASH FLOW PROVIDED BY FINANCING ACTIVITIES          114,783       158,281
-----------------------------------------------------------------------------
Increase (decrease) in cash and short-term
 investments                                           (186,447)      267,704
Cash and short-term investments, beginning of pe-
 riod                                                   262,527        97,745
-----------------------------------------------------------------------------
CASH AND SHORT-TERM INVESTMENTS, END OF PERIOD     $     76,080  $    365,449
-----------------------------------------------------------------------------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
  Interest paid                                    $      3,440  $      7,651
-----------------------------------------------------------------------------

See Note to Financial Statements

                     Pacific Mutual Life Insurance Company

                          NOTE TO FINANCIAL STATEMENTS
                                  (Unaudited)

1.BASIS OF PRESENTATION

    The information set forth in the statement of financial position as of June 30, 1996 and the statements of operations and surplus and of cash flow for the six months ended June 30, 1996 and 1995 is unaudited. The information reflects all adjustments, consisting only of normal recurring adjustments, that, in the opinion of management, are necessary to present fairly the financial position and results of operations of Pacific Mutual Life Insurance Company ("Pacific Mutual") for the periods indicated. Results of operations for the interim periods are not necessarily indicative of the results of operations for the full year. For further information, refer to the financial statements and footnotes thereto included in Pacific Mutual's audited financial statements for the years ended December 31, 1995 and December 31, 1994.

    Pacific Mutual's financial statements are prepared in accordance with accounting practices prescribed or permitted by the Insurance Department of the State of California, which are currently considered generally accepted accounting principles ("GAAP") for mutual life insurance companies. Prescribed statutory accounting practices include a variety of publications of the National Association of Insurance Commissioners ("NAIC"), as well as state laws, regulations, and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed. The financial statements of Pacific Mutual are not consolidated with those of its subsidiaries.

    The Financial Accounting Standards Board has issued certain pronouncements effective for 1996 financial statements and thereafter that will no longer allow statutory financial statements of mutual life insurance companies to be described as being prepared in conformity with GAAP. Upon the effective date of these pronouncements, in order for their financial statements to be described as being prepared in accordance with GAAP, mutual life insurance companies and their insurance subsidiaries will be required to adopt all applicable authoritative GAAP pronouncements in any general purpose financial statements that they may issue. Pacific Mutual intends to issue December 31, 1996 general purpose financial statements reflecting the adoption of all applicable GAAP pronouncements.

                                    APPENDIX

                           DEATH BENEFIT PERCENTAGES

 AGE    PERCENTAGE   AGE   PERCENTAGE   AGE   PERCENTAGE    AGE    PERCENTAGE
 ----   ----------   ---   ----------   ---   ----------    ---    ----------
 0-40      250%      50       185%      60       130%       70        115%
  41       243       51       178       61       128        71        113
  42       236       52       171       62       126        72        111
  43       229       53       164       63       124        73        109
  44       222       54       157       64       122        74        107
  45       215       55       150       65       120       75-90      105
  46       209       56       146       66       119        91        104
  47       203       57       142       67       118        92        103
  48       197       58       138       68       117        93        102
  49       191       59       134       69       116        94+       101

                                 ILLUSTRATIONS

  The following tables illustrate how the death benefits, Accumulated Values and Net Cash Surrender Values of a hypothetical policy may vary over an extended period of time assuming a single premium that is 100% of the Guideline Single Premium and hypothetical rates of return equivalent to constant gross annual rates of 0%, 6% and 12%.

  The policies illustrated include the following:

    1. Age 60, Male Nonsmoker, $40,000 initial premium, Current Cost of Insurance Rates.

    2. Age 60, Male Nonsmoker, $40,000 initial premium, Guaranteed Cost of Insurance Rates.

    3. Age 60, Female Nonsmoker, $40,000 initial premium, Current Cost of Insurance Rates.

    4. Age 60, Female Nonsmoker, $40,000 initial premium, Guaranteed Cost of Insurance Rates.

    5. Age 60, Male/Female Nonsmoker, $40,000 initial premium, Current Cost of Insurance Rates.

    6. Age 60, Male/Female Nonsmoker, $40,000 initial premium, Guaranteed Cost of Insurance Rates.

  The values would be different from those shown if the gross annual investment rates of return averaged 0%, 6% or 12% over a period of years, but also fluctuated above or below those averages for individual Policy Years.

  The second column of each table, labeled "Premium Paid Plus Interest at 5%," shows the amount which would accumulate if an amount equal to the initial premium (after taxes) were invested to earn interest at 5% compounded annually. The premium payment is illustrated as if made at the beginning of the year. These illustrations assume that no Policy loans have been made. The values were calculated using the current and guaranteed maximum cost of insurance charges.

  The amounts shown for the death benefits, Accumulated Values and Net Cash Surrender Values, reflect the fact that the net investment return on the Variable Accounts is lower than the gross investment return on the assets as a result of charges levied against the Variable Accounts. These values also take into account any administration charges, and Net Cash Surrender Value takes into account any Surrender Charge. The daily investment advisory fee is assumed to be equivalent to an annual weighted rate of 0.64% of the aggregate average daily net assets of the Fund. This hypothetical rate is representative of the weighted average investment advisory fee applicable to the fourteen Portfolios of the Fund available to the Separate Account.

  The tables also reflect other expenses of the Fund at the weighted rate of 0.23% of the average daily net assets of a Portfolio, which amounts to 0.87% of the average daily net assets of a Portfolio including the investment advisory fee, operating expenses and any foreign taxes. Foreign taxes were 0.30% of the average daily net assets of the International Portfolio for the year ended December 31, 1995 and have been estimated at 0.28% for the Emerging markets Portfolio. SEE "SUMMARY OF THE POLICY: Fund Annual Expenses After Expense Limitation" for more complete information on Fund investment advisory fees and operating expenses.

  After deduction of the charges and Fund expenses described above, the illustrated gross annual investment rates of return of 0%, 6%, and 12% correspond to approximate net annual rates of return of -0.87%, 5.08%, and 11.03%.

  The hypothetical values shown in the tables do not reflect any charges against the Variable Accounts for income taxes that may be attributable to the Variable Accounts in the future, since we are not currently making these charges.

  We will furnish upon request a comparable illustration reflecting the proposed Insured's Age, Face Amount and premium amounts requested. In addition, upon request, illustrations will be furnished reflecting allocation of premiums to specified Variable Accounts. Such illustrations will reflect the expenses of the Portfolio of the Fund in which the Variable Account invests. Illustrations that use a hypothetical gross rate of return in excess of 12% are available to certain large institutional investors upon request.

                MODIFIED SINGLE PREMIUM VARIABLE UNIVERSAL LIFE

   Illustration of Death Benefits, Accumulated Values and Net Cash Surrender
                                    Values
                  Based on Current Cost of Insurance Charges

                              SINGLE LIFE OPTION
ISSUE AGE: 60                                              FACE AMOUNT: $80,044
CLASS: MALE NONSMOKER                                  INITIAL PREMIUM: $40,000
                                               GUIDELINE SINGLE PREMIUM %: 100%

                     PREMIUM          END OF YEAR DEATH BENEFIT ASSUMING
          END OF    PAID PLUS   HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF
          POLICY   INTEREST AT  -----------------------------------------------
           YEAR        5%            0%             6%              12%
          ------   -----------  -----------   --------------   ----------------
            1       $ 42,000      $ 80,044      $  80,044        $  80,044
            2       $ 44,100      $ 80,044      $  80,044        $  80,044
            3       $ 46,305      $ 80,044      $  80,044        $  80,044
            4       $ 48,620      $ 80,044      $  80,044        $  80,044
            5       $ 51,051      $ 80,044      $  80,044        $  80,044
            6       $ 53,604      $ 80,044      $  80,044        $  80,044
            7       $ 56,284      $ 80,044      $  80,044        $  85,293
            8       $ 59,098      $ 80,044      $  80,044        $  91,948
            9       $ 62,053      $ 80,044      $  80,044        $  99,116
           10       $ 65,156      $ 80,044      $  80,044        $ 106,834
           15       $ 83,157      $ 80,044      $  80,044        $ 155,781
           20       $106,132      $ 80,044      $  80,044        $ 241,655
           25       $135,454      $ 80,044      $  95,928        $ 382,008
           30       $172,878      $ 80,044      $ 115,149        $ 603,879
           35       $220,641      $ 80,044      $ 132,989        $ 918,480



         END OF YEAR ACCUMULATED
                  VALUE
          ASSUMING HYPOTHETICAL         END OF YEAR NET CASH SURRENDER VALUE
              GROSS ANNUAL               ASSUMING HYPOTHETICAL GROSS ANNUAL
END OF    INVESTMENT RETURN OF                   INVESTMENT RETURN OF
POLICY  ------------------------------  ------------------------------------
 YEAR      0%        6%         12%          0%           6%          12%
------  -------   --------    --------   ----------     --------    ---------
   1    $38,827   $ 41,157    $ 43,487     $34,827     $ 37,157    $  39,487
   2    $37,650   $ 42,306    $ 47,234     $33,650     $ 38,306    $  43,234
   3    $36,507   $ 43,489    $ 51,307     $32,907     $ 39,889    $  47,707
   4    $35,398   $ 44,705    $ 55,780     $32,198     $ 41,505    $  52,580
   5    $34,321   $ 45,957    $ 60,642     $31,521     $ 43,157    $  57,842
   6    $33,276   $ 47,245    $ 65,928     $30,876     $ 44,845    $  63,528
   7    $32,262   $ 48,570    $ 71,674     $30,262     $ 46,570    $  69,674
   8    $31,277   $ 49,934    $ 77,922     $29,677     $ 48,334    $  76,322
   9    $30,321   $ 51,337    $ 84,714     $29,121     $ 50,137    $  83,514
  10    $29,393   $ 52,822    $ 92,098     $29,393     $ 52,822    $  92,098
  15    $26,177   $ 63,406    $145,589     $26,177     $ 63,406    $ 145,589
  20    $23,293   $ 76,110    $230,148     $23,293     $ 76,110    $ 230,148
  25    $20,706   $ 91,360    $363,818     $20,706     $ 91,360    $ 363,818
  30    $18,385   $109,665    $575,123     $18,385     $109,665    $ 575,123
  35    $16,303   $131,672    $909,386     $16,303     $131,672    $ 909,386

-------
This illustration assumes no policy loans or partial withdrawals have been made.

THE DEATH BENEFITS, ACCUMULATED VALUES AND THE CASH SURRENDER VALUES WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.

THE HYPOTHETICAL INVESTMENT RATES SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED TO REPRESENT PAST OR FUTURE INVESTMENT RESULTS. ACTUAL RATES MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE TO VARIABLE ACCOUNTS AND THE EXPERIENCE OF THE ACCOUNTS. NO REPRESENTATION CAN BE MADE THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

THIS IS AN ILLUSTRATION ONLY. AN ILLUSTRATION IS NOT INTENDED TO PREDICT ACTUAL PERFORMANCE. INTEREST RATES, DIVIDENDS, AND VALUES SET FORTH IN THE ILLUSTRATION ARE NOT GUARANTEED.

                MODIFIED SINGLE PREMIUM VARIABLE UNIVERSAL LIFE

   Illustration of Death Benefits, Accumulated Values and Net Cash Surrender
                                    Values
                  Based on Current Cost of Insurance Charges

                              SINGLE LIFE OPTION
ISSUE AGE: 60                                              FACE AMOUNT: $80,044
CLASS: MALE NONSMOKER                                  INITIAL PREMIUM: $40,000
                                               GUIDELINE SINGLE PREMIUM %: 100%


                     PREMIUM          END OF YEAR DEATH BENEFIT ASSUMING
          END OF    PAID PLUS   HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF
          POLICY   INTEREST AT  -----------------------------------------------
           YEAR        5%            0%              6%              12%
          ------   -----------  -----------    --------------   ---------------
            1       $ 42,000       $80,044        $80,044         $ 80,044
            2       $ 44,100       $80,044        $80,044         $ 80,044
            3       $ 46,305       $80,044        $80,044         $ 80,044
            4       $ 48,620       $80,044        $80,044         $ 80,044
            5       $ 51,051       $80,044        $80,044         $ 80,044
            6       $ 53,604       $80,044        $80,044         $ 80,044
            7       $ 56,284       $80,044        $80,044         $ 81,266
            8       $ 59,098       $80,044        $80,044         $ 87,545
            9       $ 62,053       $80,044        $80,044         $ 94,286
           10       $ 65,156       $80,044        $80,044         $101,522
           15       $ 83,157           *          $80,044         $146,294
           20       $106,132           *          $80,044         $225,832
           25       $135,454           *              *           $351,284
           30       $172,878           *              *           $537,022
           35       $220,641           *              *           $797,030



                 END OF YEAR ACCUMULATED VALUE      END OF YEAR NET CASH SURRENDER VALUE
              ASSUMING HYPOTHETICAL GROSS ANNUAL     ASSUMING HYPOTHETICAL GROSS ANNUAL
END OF              INVESTMENT RETURN OF                   INVESTMENT RETURN OF
POLICY        ----------------------------------    ------------------------------------
 YEAR            0%        6%          12%             0%          6%         12%
------        -------    -------     --------       ---------  ----------  -------------
   1          $38,343    $40,681     $ 43,020       $ 34,343    $ 36,681    $ 39,020
   2          $36,592    $41,292     $ 46,272       $ 32,592    $ 37,292    $ 42,272
   3          $34,773    $41,864     $ 49,830       $ 31,173    $ 38,264    $ 46,230
   4          $32,871    $42,391     $ 53,738       $ 29,671    $ 39,191    $ 50,538
   5          $30,866    $42,862     $ 58,092       $ 28,066    $ 40,062    $ 55,292
   6          $28,742    $43,270     $ 62,917       $ 26,342    $ 40,870    $ 60,517
   7          $26,478    $43,606     $ 68,291       $ 24,478    $ 41,606    $ 66,291
   8          $24,055    $43,862     $ 74,191       $ 22,455    $ 42,262    $ 72,591
   9          $21,444    $44,026     $ 80,586       $ 20,244    $ 42,826    $ 79,386
  10          $18,610    $44,080     $ 87,519       $ 18,610    $ 44,080    $ 87,519
  15             *       $43,269     $136,724           *       $ 43,269    $136,724
  20             *       $33,892     $215,078           *       $ 33,892    $215,078
  25             *          *        $334,556           *           *       $334,556
  30             *          *        $511,449           *           *       $511,449
  35             *          *        $789,138           *           *       $789,138

-------
This illustration assumes no policy loans or partial withdrawals have been made.

*Additional payment will be required to prevent policy termination.

THE DEATH BENEFITS, ACCUMULATED VALUES AND THE CASH SURRENDER VALUES WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.

THE HYPOTHETICAL INVESTMENT RATES SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED TO REPRESENT PAST OR FUTURE INVESTMENT RESULTS. ACTUAL RATES MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE TO VARIABLE ACCOUNTS AND THE EXPERIENCE OF THE ACCOUNTS. NO REPRESENTATION CAN BE MADE THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

THIS IS AN ILLUSTRATION ONLY. AN ILLUSTRATION IS NOT INTENDED TO PREDICT ACTUAL PERFORMANCE. INTEREST RATES, DIVIDENDS, AND VALUES SET FORTH IN THE ILLUSTRATION ARE NOT GUARANTEED.

                MODIFIED SINGLE PREMIUM VARIABLE UNIVERSAL LIFE

   Illustration of Death Benefits, Accumulated Values and Net Cash Surrender
                                    Values
                  Based on Current Cost of Insurance Charges

                              SINGLE LIFE OPTION
ISSUE AGE: 60                                              FACE AMOUNT: $94,464
CLASS: FEMALE NONSMOKER                                INITIAL PREMIUM: $40,000
                                               GUIDELINE SINGLE PREMIUM %: 100%


                     PREMIUM            END OF YEAR DEATH BENEFIT ASSUMING
          END OF    PAID PLUS     HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF
          POLICY   INTEREST AT    -----------------------------------------------
           YEAR        5%                0%              6%            12%
          ------    --------      ------------   -------------    ---------------
            1       $ 42,000        $94,464          $94,464          $94,464
            2       $ 44,100        $94,464          $94,464          $94,464
            3       $ 46,305        $94,464          $94,464          $94,464
            4       $ 48,620        $94,464          $94,464          $94,464
            5       $ 51,051        $94,464          $94,464          $94,464
            6       $ 53,604        $94,464          $94,464          $94,464
            7       $ 56,284        $94,464          $94,464          $94,464
            8       $ 59,098        $94,464          $94,464          $94,464
            9       $ 62,053        $94,464          $94,464          $99,296
           10       $ 65,156        $94,464          $94,464         $107,203
           15       $ 83,157        $94,464          $94,464         $156,427
           20       $106,132        $94,464          $94,464         $243,300
           25       $135,454        $94,464          $95,928         $384,608
           30       $172,878        $94,464         $115,149         $607,989
           35       $220,641        $94,464         $133,009         $924,873


           END OF YEAR ACCUMULATED VALUE         END OF YEAR NET CASH SURRENDER VALUE
         ASSUMING HYPOTHETICAL GROSS ANNUAL       ASSUMING HYPOTHETICAL GROSS ANNUAL
END OF         INVESTMENT RETURN OF                       INVESTMENT RETURN OF
POLICY   ----------------------------------     -------------------------------------
 YEAR      0%           6%        12%                 0%           6%          12%
------   ---------   ----------  ----------     ----------- ------------ ------------
   1      $38,827    $ 41,157     $ 43,487      $  34,827   $ 37,157     $  39,487
   2      $37,650    $ 42,306     $ 47,234      $  33,650   $ 38,306     $  43,234
   3      $36,507    $ 43,489     $ 51,307      $  32,907   $ 39,889     $  47,707
   4      $35,398    $ 44,705     $ 55,780      $  32,198   $ 41,505     $  52,580
   5      $34,321    $ 45,957     $ 60,642      $  31,521   $ 43,157     $  57,842
   6      $33,276    $ 47,245     $ 65,928      $  30,876   $ 44,845     $  63,528
   7      $32,262    $ 48,570     $ 71,674      $  30,262   $ 46,570     $  69,674
   8      $31,277    $ 49,934     $ 77,947      $  29,677   $ 48,334     $  76,347
   9      $30,321    $ 51,337     $ 84,868      $  29,121   $ 50,137     $  83,668
  10      $29,393    $ 52,822     $ 92,417      $  29,393   $ 52,822     $  92,417
  15      $26,177    $ 63,406     $146,194      $  26,177   $ 63,406     $ 146,194
  20      $23,293    $ 76,110     $231,714      $  23,293   $ 76,110     $ 231,714
  25      $20,706    $ 91,360     $366,293      $  20,706   $ 91,360     $ 366,293
  30      $18,385    $109,665     $579,037      $  18,385   $109,665     $ 579,037
  35      $16,303    $131,692     $915,716      $  16,303   $131,692     $ 915,716

-------
This illustration assumes no policy loans or partial withdrawals have been made.

THE DEATH BENEFITS, ACCUMULATED VALUES AND THE CASH SURRENDER VALUES WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.

THE HYPOTHETICAL INVESTMENT RATES SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED TO REPRESENT PAST OR FUTURE INVESTMENT RESULTS. ACTUAL RATES MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE TO VARIABLE ACCOUNTS AND THE EXPERIENCE OF THE ACCOUNTS. NO REPRESENTATION CAN BE MADE THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

THIS IS AN ILLUSTRATION ONLY. AN ILLUSTRATION IS NOT INTENDED TO PREDICT ACTUAL PERFORMANCE. INTEREST RATES, DIVIDENDS, AND VALUES SET FORTH IN THE ILLUSTRATION ARE NOT GUARANTEED.

                MODIFIED SINGLE PREMIUM VARIABLE UNIVERSAL LIFE

   Illustration of Death Benefits, Accumulated Values and Net Cash Surrender
                                    Values
                 Based on Guaranteed Cost of Insurance Charges

                              SINGLE LIFE OPTION
ISSUE AGE: 60                                              FACE AMOUNT: $94,464
CLASS: FEMALE NONSMOKER                                INITIAL PREMIUM: $40,000
                                               GUIDELINE SINGLE PREMIUM %: 100%

                     PREMIUM            END OF YEAR DEATH BENEFIT ASSUMING
          END OF    PAID PLUS     HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF
          POLICY   INTEREST AT   ------------------------------------------------
           YEAR        5%            0%              6%              12%
          ------   -----------   --------------- --------------- ----------------
            1       $ 42,000        $94,464        $94,464          $  94,464
            2       $ 44,100        $94,464        $94,464          $  94,464
            3       $ 46,305        $94,464        $94,464          $  94,464
            4       $ 48,620        $94,464        $94,464          $  94,464
            5       $ 51,051        $94,464        $94,464          $  94,464
            6       $ 53,604        $94,464        $94,464          $  94,464
            7       $ 56,284        $94,464        $94,464          $  94,464
            8       $ 59,098        $94,464        $94,464          $  94,464
            9       $ 62,053        $94,464        $94,464          $  95,660
           10       $ 65,156        $94,464        $94,464          $ 103,278
           15       $ 83,157        $94,464        $94,464          $ 150,575
           20       $106,132          *            $94,464          $ 234,183
           25       $135,454          *            $94,464          $ 367,649
           30       $172,878          *               *             $ 567,594
           35       $220,641          *               *             $ 846,137



        END OF YEAR ACCUMULATED
                 VALUE
         ASSUMING HYPOTHETICAL                 END OF YEAR NET CASH SURRENDER VALUE
              GROSS ANNUAL                      ASSUMING HYPOTHETICAL GROSS ANNUAL
END OF    INVESTMENT RETURN OF                        INVESTMENT RETURN OF
POLICY  ------------------------             --------------------------------------------
 YEAR     0%          6%          12%            0%              6%              12%
------  -------     -------     --------     -----------     -----------     ------------
   1    $38,488     $40,823     $ 43,158      $34,488         $36,823         $  39,158
   2    $36,917     $41,600     $ 46,560      $32,917         $37,600         $  42,560
   3    $35,313     $42,361     $ 50,270      $31,713         $38,761         $  46,670
   4    $33,661     $43,095     $ 54,364      $30,461         $39,895         $  51,164
   5    $31,950     $43,797     $ 58,841      $29,150         $40,997         $  56,041
   6    $30,169     $44,461     $ 63,754      $27,769         $42,061         $  61,354
   7    $28,312     $45,085     $ 69,162      $26,312         $43,085         $  67,162
   8    $26,374     $45,669     $ 75,137      $24,774         $44,069         $  73,537
   9    $24,346     $46,210     $ 81,760      $23,146         $45,010         $  80,560
  10    $22,210     $46,698     $ 89,032      $22,210         $46,698         $  89,032
  15    $ 8,929     $49,238     $140,724      $ 8,929         $49,238         $ 140,724
  20       *        $46,605     $223,032          *           $46,605         $ 223,032
  25       *        $28,778     $350,142          *           $28,778         $ 350,142
  30       *           *        $540,566          *               *           $ 540,566
  35       *           *        $837,759          *               *           $ 837,759

-------
This illustration assumes no policy loans or partial withdrawals have been made.

*Additional payment will be required to prevent policy termination.

THE DEATH BENEFITS, ACCUMULATED VALUES AND THE CASH SURRENDER VALUES WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.

THE HYPOTHETICAL INVESTMENT RATES SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED TO REPRESENT PAST OR FUTURE INVESTMENT RESULTS. ACTUAL RATES MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE TO VARIABLE ACCOUNTS AND THE EXPERIENCE OF THE ACCOUNTS. NO REPRESENTATION CAN BE MADE THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

THIS IS AN ILLUSTRATION ONLY. AN ILLUSTRATION IS NOT INTENDED TO PREDICT ACTUAL PERFORMANCE. INTEREST RATES, DIVIDENDS, AND VALUES SET FORTH IN THE ILLUSTRATION ARE NOT GUARANTEED.

                MODIFIED SINGLE PREMIUM VARIABLE UNIVERSAL LIFE

   Illustration of Death Benefits, Accumulated Values and Net Cash Surrender
                                    Values
                  Based on Current Cost of Insurance Charges

                             LAST SURVIVOR OPTION
ISSUE AGE: 60                                             FACE AMOUNT: $114,740
CLASS: MALE/FEMALE NONSMOKER                           INITIAL PREMIUM: $40,000
                                               GUIDELINE SINGLE PREMIUM %: 100%

                     PREMIUM           END OF YEAR DEATH BENEFIT ASSUMING
          END OF    PAID PLUS    HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF
          POLICY   INTEREST AT   ----------------------------------------------
           YEAR        5%               0%              6%              12%
          ------   -----------   --------------- ---------------  --------------
            1       $ 42,000         $114,740        $114,740         $114,740
            2       $ 44,100         $114,740        $114,740         $114,740
            3       $ 46,305         $114,740        $114,740         $114,740
            4       $ 48,620         $114,740        $114,740         $114,740
            5       $ 51,051         $114,740        $114,740         $114,740
            6       $ 53,604         $114,740        $114,740         $114,740
            7       $ 56,284         $114,740        $114,740         $114,740
            8       $ 59,098         $114,740        $114,740         $114,740
            9       $ 62,053         $114,740        $114,740         $114,740
           10       $ 65,156         $114,740        $114,740         $114,740
           15       $ 83,157         $114,740        $114,740         $161,952
           20       $106,132         $114,740        $114,740         $252,704
           25       $135,454         $114,740        $114,740         $399,537
           30       $172,878         $114,740        $119,320         $631,588
           35       $220,641         $114,740        $137,827         $960,765

             End of Year ACCUMULATED VALUE         End of Year NET CASH SURRENDER VALUE
           Assuming Hypothetical Gross Annual      Assuming Hypothetical Gross Annual
End of           Investment Return of                      Investment Return of
Policy     ----------------------------------      -----------------------------------
 YEAR         0%            6%          12%            0%            6%          12%
------     -------      --------     --------      ---------     ---------    --------
   1       $39,010      $ 41,351     $ 43,692      $35,010       $ 37,351     $ 39,692
   2       $37,977      $ 42,679     $ 47,656      $33,977       $ 38,679     $ 43,656
   3       $36,933      $ 44,020     $ 51,958      $33,333       $ 40,420     $ 48,358
   4       $35,901      $ 45,367     $ 56,670      $32,701       $ 42,167     $ 53,470
   5       $34,897      $ 46,755     $ 61,786      $32,097       $ 43,955     $ 58,986
   6       $33,920      $ 48,186     $ 67,346      $31,520       $ 45,786     $ 64,946
   7       $32,969      $ 49,663     $ 73,401      $30,969       $ 47,663     $ 71,401
   8       $32,043      $ 51,186     $ 80,001      $30,443       $ 49,586     $ 78,401
   9       $31,143      $ 52,799     $ 87,201      $29,943       $ 51,599     $ 86,001
  10       $30,267      $ 54,462     $ 95,073      $30,267       $ 54,462     $ 95,073
  15       $27,029      $ 65,539     $151,357      $27,029       $ 65,539     $151,357
  20       $24,117      $ 78,867     $240,671      $24,117       $ 78,867     $240,671
  25       $21,445      $ 94,670     $380,511      $21,445       $ 94,670     $380,511
  30       $19,048      $113,638     $601,512      $19,048       $113,638     $601,512
  35       $16,898      $136,462     $951,253      $16,898       $136,462     $951,253

-------
This illustration assumes no policy loans or partial withdrawals have been made.

THE DEATH BENEFITS, ACCUMULATED VALUES AND THE CASH SURRENDER VALUES WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.

THE HYPOTHETICAL INVESTMENT RATES SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED TO REPRESENT PAST OR FUTURE INVESTMENT RESULTS. ACTUAL RATES MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE TO VARIABLE ACCOUNTS AND THE EXPERIENCE OF THE ACCOUNTS. NO REPRESENTATION CAN BE MADE THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

THIS IS AN ILLUSTRATION ONLY. AN ILLUSTRATION IS NOT INTENDED TO PREDICT ACTUAL PERFORMANCE. INTEREST RATES, DIVIDENDS, AND VALUES SET FORTH IN THE ILLUSTRATION ARE NOT GUARANTEED.

                MODIFIED SINGLE PREMIUM VARIABLE UNIVERSAL LIFE

   Illustration of Death Benefits, Accumulated Values and Net Cash Surrender
                                    Values
                 Based on Guaranteed Cost of Insurance Charges

                             LAST SURVIVOR OPTION
ISSUE AGE: 60                                             FACE AMOUNT: $114,740
CLASS: MALE/FEMALE NONSMOKER                           INITIAL PREMIUM: $40,000
                                               GUIDELINE SINGLE PREMIUM %: 100%


                     PREMIUM         END OF YEAR DEATH BENEFIT ASSSUMING
          END OF    PAID PLUS   HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF
          POLICY   INTEREST AT  ------------------------------------------------
           YEAR        5%             0%              6%              12%
          ------   -----------  --------------- ---------------  ---------------
            1       $ 42,000       $114,740      $114,740          $114,740
            2       $ 44,100       $114,740      $114,740          $114,740
            3       $ 46,305       $114,740      $114,740          $114,740
            4       $ 48,620       $114,740      $114,740          $114,740
            5       $ 51,051       $114,740      $114,740          $114,740
            6       $ 53,604       $114,740      $114,740          $114,740
            7       $ 56,284       $114,740      $114,740          $114,740
            8       $ 59,098       $114,740      $114,740          $114,740
            9       $ 62,053       $114,740      $114,740          $114,740
           10       $ 65,156       $114,740      $114,740          $114,740
           15       $ 83,157       $114,740      $114,740          $161,870
           20       $106,132           *         $114,740          $252,576
           25       $135,454           *         $114,740          $397,463
           30       $172,878           *             *             $614,108
           35       $220,641           *             *             $915,379


          END OF YEAR ACCUMULATED
            ASSUMING HYPOTHETICAL        END OF YEAR NET CASH SURRENDER VALUE
               GROSS ANNUAL               ASSUMING HYPOTHETICAL GROSS ANNUAL
END OF     INVESTMENT RETURN OF                     INVESTMENT RETURN OF
POLICY  -----------------------------   --------------------------------------
 YEAR     0%         6%         12%        0%            6%          12%
------  -------    -------   --------   -----------   ----------- ------------
   1    $39,010    $41,351   $ 43,692    $35,010       $37,351     $ 39,692
   2    $37,977    $42,679   $ 47,656    $33,977       $38,679     $ 43,656
   3    $36,933    $44,020   $ 51,958    $33,333       $40,420     $ 48,358
   4    $35,869    $45,367   $ 56,670    $32,669       $42,167     $ 53,470
   5    $34,774    $46,712   $ 61,786    $31,974       $43,912     $ 58,986
   6    $33,636    $48,047   $ 67,343    $31,236       $45,647     $ 64,943
   7    $32,440    $49,365   $ 73,386    $30,440       $47,365     $ 71,386
   8    $31,173    $50,656   $ 79,970    $29,573       $49,056     $ 78,370
   9    $29,820    $51,953   $ 87,158    $28,620       $50,753     $ 85,958
  10    $28,358    $53,204   $ 95,025    $28,358       $53,204     $ 95,025
  15    $18,790    $59,944   $151,280    $18,790       $59,944     $151,280
  20       *       $61,883   $240,549       *          $61,883     $240,549
  25       *       $49,618   $378,537       *          $49,618     $378,537
  30       *           *     $584,865       *             *        $584,865
  35       *           *     $906,316       *             *        $906,316

-------
This illustration assumes no policy loans or partial withdrawals have been made.

*Additional payment will be required to prevent policy termination.

THE DEATH BENEFITS, ACCUMULATED VALUES AND THE CASH SURRENDER VALUES WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.

THE HYPOTHETICAL INVESTMENT RATES SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED TO REPRESENT PAST OR FUTURE INVESTMENT RESULTS. ACTUAL RATES MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE TO VARIABLE ACCOUNTS AND THE EXPERIENCE OF THE ACCOUNTS. NO REPRESENTATION CAN BE MADE THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

THIS IS AN ILLUSTRATION ONLY. AN ILLUSTRATION IS NOT INTENDED TO PREDICT ACTUAL PERFORMANCE. INTEREST RATES, DIVIDENDS, AND VALUES SET FORTH IN THE ILLUSTRATION ARE NOT GUARANTEED.

                                   Issued by:

                                      LOGO
  PACIFIC MUTUAL LIFE INSURANCE COMPANY 700 NEWPORT CENTER DRIVE P.O. BOX 9000
                            NEWPORT BEACH, CA 92660

                             Principal Underwriter:

  PACIFIC MUTUAL DISTRIBUTORS, INC. MEMBER: NASD/SIPC 700 NEWPORT CENTER DRIVE
                     P.O. BOX 9000 NEWPORT BEACH, CA 92660

                                 Sponsored by:

                                      LOGO
 PACIFIC MUTUAL LIFE INSURANCE COMPANY 700 NEWPORT CENTER DRIVE NEWPORT BEACH,
                                    CA 92660

                                Distributed by:

PART II.  ADDITIONAL INFORMATION NOT REQUIRED IN PROSPECTUS

CONTENTS OF REGISTRATION STATEMENT

     This Registration Statement on Form S-6 comprises the following papers and documents:

     The facing sheet.
     The cross-reference sheet.
     The prospectus consisting of 89 pages (including illustrations).
     The undertaking to file reports.
     Notice pursuant to Paragraph (b)(13)(i) under Rule 6e-3(T).
     Representation pursuant to Paragraph (b)(13)(iii)(F) under Rule 6e-3(T). The signatures.

The following exhibits:

1.   (1)   Resolution of the Board of Directors of the Depositor dated
           November 22, 1989 and copies of the Memoranda concerning Pacific Select Exec Separate Account dated May 12, 1988 and January 26, 1993.
     (2)   Inapplicable
     (3)   (a)   Distribution Agreement Between Pacific Mutual Life Insurance
                 Company and Pacific Mutual Distributors, Inc. (formerly known as Pacific Equities Network)
           (b)   Form of Selling Agreement Between Pacific Mutual Distributors,
                 Inc. and Various Broker-Dealers
     (4)   Inapplicable
     (5)   (a)   Pacific Select Estate Maximizer Modified Single Premium
                 Variable Life Insurance Policy (Form 97-50)
           (b)   Last Survivor Pacific Select Estate Maximizer Modified Single
                 Premium Variable Life Insurance Policy (Form 97-50-J)
           (c)   Accelerated Living Benefit Rider (Form R92-ABR)
     (6)   (a)   Articles of Incorporation of Pacific Mutual Life Insurance
                 Company
           (b)   Bylaws of Pacific Mutual Life Insurance Company
     (7)   Inapplicable
     (8)   Inapplicable
     (9) Participation Agreement Between Pacific Mutual Life Insurance Company and Pacific Select Fund
     (10)  Applications and General Questionnaire

2.   See Exhibit 1.(5)

3. Form of Opinion and Consent of Legal Officer of Pacific Mutual as to Legality of Policies Being Registered

4.   Inapplicable

 5.   Inapplicable

 6.   (a)   Consent of Independent Accountants
      (b)   Consent of Dechert Price & Rhoads

 7.   Opinion of Actuary

 8.   Memorandum Describing Issuance, Transfer, and Redemption Procedures

 9.   Powers of Attorney

27.   Financial Data Statements

UNDERTAKING TO FILE REPORTS

     Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

NOTICE PURSUANT TO PARAGRAPH (b)(13)(i) UNDER RULE 6e-3(T)

     Registrant hereby notifies the Securities and Exchange Commission that it elects to be governed by subparagraph (A) of Rule 6e-3(T)(b)(13)(i) for purposes of determining the maximum permitted sales load.

REPRESENTATION PURSUANT TO SECTION 26(e) OF THE INVESTMENT COMPANY ACT OF 1940

     Pacific Mutual Life Insurance Company and Registrant represent that the fees and charges to be deducted under the Variable Life Insurance Policy ("Policy") described in the prospectus contained in this registration statement are, in the aggregate, reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed in connection with the Policy.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant, Pacific Select Exec Separate Account of Pacific Mutual Life Insurance Company, has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, all in the City of Newport Beach, and State of California, on this 11th day of October, 1996.

                                      PACIFIC SELECT EXEC SEPARATE ACCOUNT
                                      (Registrant)

                                      PACIFIC MUTUAL LIFE INSURANCE COMPANY
                                      (Depositor)

                                 BY:  _____________________________________
                                      Thomas C. Sutton*
                                      Chairman & Chief Executive Officer


BY:  /s/DAVID R. CARMICHAEL
     David R. Carmichael
     as attorney-in-fact

(Power of attorney is contained as Exhibit 9 in this Registration Statement.)

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, Pacific Mutual Life Insurance Company has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, all in the City of Newport Beach, and State of California, on this 11th day of October, 1996.


                                       PACIFIC MUTUAL LIFE INSURANCE COMPANY
                                       (Depositor)

                                  BY:  _____________________________________
                                       Thomas C. Sutton*
                                       Chairman & Chief Executive Officer


BY:  /s/DAVID R. CARMICHAEL
     David R. Carmichael
     as attorney-in-fact

(Power of attorney is contained as Exhibit 9 in this Registration Statement.)

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature                   Title                              Date

Thomas C Sutton*            Director, Chairman of the Board    ___________, 1996
                            and Chief Executive Officer

Glenn S. Schafer*           Director and President             ___________, 1996

Harry G. Bubb*              Director and Chairman Emeritus     ___________, 1996

Richard M. Ferry*           Director                           ___________, 1996

Donald E. Guinn*            Director                           ___________, 1996

Ignacio E. Lozano, Jr.*     Director                           ___________, 1996

Charles A. Lynch*           Director                           ___________, 1996

Dr. Allen W. Mathies, Jr.*  Director                           ___________, 1996

Charles D. Miller*          Director                           ___________, 1996

Donn B. Miller*             Director                           ___________, 1996

Jacqueline C. Morby*        Director                           ___________, 1996

J. Fernando Niebla*         Director                           ___________, 1996

Susan Westerberg Prager*    Director                           ___________, 1996

Richard M. Rosenberg*       Director                           ___________, 1996

James R. Ukropina*          Director                           ___________, 1996

Raymond L. Watson*          Director                           ___________, 1996

Edward Byrd*                Vice President and Controller      ___________, 1996

By:  /s/DAVID R. CARMICHAEL
     David R. Carmichael
     as attorney-in-fact                                       October 11, 1996


(Powers of Attorney are contained in this Registration Statement for the Pacific Select Exec Separate Account as Exhibit 9.)